  As filed with the Securities and Exchange Commission on March 20, 2000

                                                 Registration No. 333-32754
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                                MEDIAPLEX, INC.
             (Exact name of Registrant as specified in its charter)
                                ----------------

            Delaware                            7372                         94-3295822
 (State or other jurisdiction of    (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)      Classification Code Number)       Identification Number)

                        177 Steuart Street, Second Floor
                        San Francisco, California 94105
                                 (415) 808-1900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ----------------
                               Gregory R. Raifman
                      Chairman and Chief Executive Officer
                                Mediaplex, Inc.
                        177 Steuart Street, Second Floor
                        San Francisco, California 94105
                                 (415) 808-1900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------
                                   Copies to:
        Aaron J. Alter, Esq.                   Gregory C. Smith, Esq.
     Michelle L. Whipkey, Esq.               Matthew M. Greenberg, Esq.
        Linda M. Cuny, Esq.                   Jason P. Fiorillo, Esq.
         Alicia Morga, Esq.           Skadden, Arps, Slate, Meagher & Flom LLP
  Wilson Sonsini Goodrich & Rosati             525 University Avenue
      Professional Corporation              Palo Alto, California 94301
         650 Page Mill Road                        (650) 470-4500
    Palo Alto, California 94304
           (650) 493-9300       ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ----------------
   The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 20, 2000

                                5,500,000 Shares

                  [LOGO OF MEDIAPLEX]

                                  Common Stock

                                   --------

  We are selling 4,125,000 shares of common stock and the selling stockholders are selling 1,375,000 shares of common stock. We will not receive any of the proceeds from shares sold by the selling stockholders.

  Our common stock is listed for trading on The Nasdaq Stock Market's National Market under the symbol "MPLX." On March 16, 2000, the last reported sales price for our common stock was $60.125 per share.

  The underwriters have an option to purchase a maximum of 825,000 additional shares from us to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 7.

                                          Underwriting
                                           Discounts                Proceeds to
                               Price to       and      Proceeds to    Selling
                                Public    Commissions   Mediaplex   Stockholders
                             ------------ ------------ ------------ ------------
Per Share...............        $            $            $            $
Total...................       $            $            $            $

  Delivery of the shares of common stock will be made on or about April    ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        Joint Book Running Managers

Credit Suisse First Boston                                      Lehman Brothers

                        --------
Salomon Smith Barney
                    SG Cowen

                               U.S. Bancorp Piper Jaffray

                 The date of this prospectus is         , 2000

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3

Risk Factors.............................................................   7

Note Regarding Forward-Looking Statements................................  19

Use of Proceeds..........................................................  20

Price Range of Common Stock..............................................  20

Dividend Policy..........................................................  20

Capitalization...........................................................  21

Dilution.................................................................  22

Selected Financial Data..................................................  23

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24

Business.................................................................  33

                                                                            Page
                                                                            ----
Management.................................................................  51

Related Party Transactions.................................................  63

Principal and Selling Stockholders.........................................  66

Description of Capital Stock...............................................  68

Shares Eligible For Future Sale............................................  71

Underwriting...............................................................  73

Notice To Canadian Residents...............................................  75

Legal Matters..............................................................  76

Experts....................................................................  76

Where You Can Find More Information........................................  76

Index to Financial Statements.............................................. F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate as of the date of this document.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                   Mediaplex

   We provide technology-based services that enable companies to integrate their internal business data with their online advertising and direct marketing activities to deliver customized messages and offers to Web site visitors. Our services encompass planning, executing, monitoring and analyzing Web-based advertising and marketing campaigns, and are based upon our proprietary technology, tradenamed "MOJO." MOJO is an acronym for "mobile Java objects," which are discrete pieces of software written in Java code that perform specialized functions and communicate with each other. The objects are mobile because they can reside on our servers or our clients' servers, and can be moved with ease. Our technology, which was designed with the privacy of consumers in mind, can automatically change the content of an advertiser's Internet messages and offers in real time, or virtually instantaneously, in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data.

   For example, companies try to avoid marketing goods that are out of stock, and often want to discount items that are overstocked or perishable, such as hotel rooms or airline seats. In addition, marketers may wish to target a particular geographic area or group of consumers. Our technology draws upon a company's up-to-the-minute business data to tailor the message for an adjusted price, a different product or mix of products, or any other message the company would like to communicate. We believe the real-time customization of messages will increase consumer response to online advertisements and marketing, thereby improving companies' returns on advertising and marketing expenditures.

   The rapid growth in the worldwide online population and spending related to e-commerce, or commerce conducted over the Internet, has established the Internet as an important advertising medium. Forrester Research, Inc. anticipates that U.S. online advertising spending will grow from $2.8 billion in 1999 to $17.2 billion in 2003. To date, online advertising has not achieved effective "one-to-one" marketing, which entails delivery of the right message to the right consumer at the right time. The ability to send a customized message in real time and in compliance with privacy standards remains a significant challenge, which if met, would enable companies to use the Internet as an effective marketing and sales channel.

   We believe we are the first company to offer a solution for businesses that integrates their internal business data with online advertising and direct marketing campaigns to deliver customized messages to consumers in real time. The benefits of our services include the following:

  . Comprehensive Online Advertising Campaigns. We provide a wide range of online campaign services including strategic planning, consumer targeting, media buying, ad serving, and results measurement and reporting for advertisements that have been designed and created by our clients or their advertising agencies.

  . Real-time Tracking and Measuring of Campaign Results. We continually monitor a variety of measures, such as click-through and conversion rates, and provide Internet access to performance reports 24 hours a day.

  . Message Re-targeting. We can use Internet browser-based tracking tools to capture and analyze data on site visitation patterns, although we do not maintain, share or sell any personally identifiable data or anonymous user profile information. We can, however, use this data to refine future messages to consumers whose visitation patterns we have tracked.

  . Real-time Messaging. We can change the content and site placement of online advertisements in real time. This enables a company to tailor a message based on predefined business parameters and a Web site visitor's general profile in order to deliver the right message virtually instantaneously.

  . Integration of Customers' Business Information. Our MOJO technology enables us to integrate business information with an online advertising campaign to customize and deliver advertisements in real time based on Web site visitors' general profiles and a client's relevant business information such as inventory and pricing levels.

  . Consumer Privacy. Our MOJO architecture was designed with the privacy of consumers in mind. MOJO does not rely on personally identifiable information or anonymous user profiles to deliver a message.

   We currently generate the substantial majority of our revenues from advertising campaign management services. We have also deployed campaigns for eleven clients utilizing varying features of our message management services. To date, we have not generated material revenue from our message management services. Although our revenues have increased from $3.6 million for 1998 to $26.4 million for 1999, we have lost approximately $39.6 million since inception. We have not been profitable in any quarter and expect to continue to incur losses for the foreseeable future.

   After the consummation of this offering, our executive officers and directors will, directly or indirectly, control approximately 18,580,351 shares of our common stock, representing approximately 51.9% of the total shares that will be outstanding. As a result, these persons will be able to control the election of our directors and other matters requiring stockholder approval.

   Our principal executive offices are located at 177 Steuart Street, Second Floor, San Francisco, California 94105 and our telephone number is (415) 808-1900. Our Web site is located at www.mediaplex.com. Information contained on our Web site does not constitute part of this prospectus.

   We were incorporated in California in September 1996 as Internet Extra Corporation. On April 1, 1998, we set up a wholly-owned subsidiary, MediaPlex, Inc., a California corporation, to conduct our current business. We merged MediaPlex, Inc. with Internet Extra Corporation and reincorporated the merged entity under the name "Mediaplex, Inc." in Delaware in November 1999. As used in this prospectus, "we" and "us" refers to Mediaplex, Inc. and not to the underwriters.

   Mediaplex(TM), MOJO(TM), the Mediaplex logo, Storyboard Messaging SM, Multiple Messaging SM, eBusiness Messaging SM and Queued Creative SM are our trademarks and service marks. We have applied to register Mediaplex and MOJO, our trademarks. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders.

                                  The Offering

 Common stock offered by Mediaplex................. 4,125,000 shares
 Common stock offered by the selling stockholders.. 1,375,000 shares
 Common stock outstanding after the offering....... 35,824,980 shares
 Use of proceeds................................... For working capital, capital expenditures,
                                                    potential acquisitions and
                                                    other general corporate
                                                    purposes, including
                                                    expenses associated with
                                                    international expansion.
                                                    See "Use of Proceeds."
 Nasdaq National Market symbol..................... MPLX

   The share amounts in this table are based on shares outstanding as of February 29, 2000. This table excludes:

  . 9,505,621 shares underlying options outstanding at a weighted average exercise price of $2.39 per share, of which 5,508,052 were exercisable under the 1997 Stock Plan and the Amended and Restated 1999 Stock Plan;

  . 2,403,939 shares available for future issuance under the Amended and Restated 1999 Stock Plan;

  . 875,000 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.97 per share; and

  . 800,000 shares available for issuance under our 1999 Employee Stock Purchase Plan.

                                    --------

   Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by us to purchase additional shares of common stock in this offering. See "Underwriting."

                             Summary Financial Data

                                        Years Ended December 31,
                            --------------------------------------------------
                                 1997             1998              1999
                            ---------------  ---------------  ----------------
                            (in thousands, except share and per share data)
Statement of Operations
 Data:

Revenues................... $           426  $         3,588  $         26,405

Gross (loss) profit........             (19)             818             5,987

Loss from operations.......          (1,115)          (1,772)          (22,727)

Net loss...................          (1,117)          (2,019)          (21,815)

Net loss attributable to
 common stockholders.......          (1,117)          (2,019)          (36,175)

Net loss per share
 attributable to common
 stockholders--basic and
 diluted................... $         (0.13) $         (0.25) $          (2.34)

Weighted average shares
 used to compute net loss
 per share--basic and
 diluted...................       8,457,464        8,186,127        15,426,913

                                                      As of December 31, 1999
                                                      ---------------------------
                                                        Actual      As Adjusted
                                                      ------------ --------------
                                                           (in thousands)
Balance Sheet Data:

Cash and cash equivalents............................ $     78,052       313,067

Working capital......................................       84,085       319,100

Total assets.........................................      103,442       338,457

Long-term debt.......................................          280           280

Total stockholders' equity...........................       90,713       325,728

   The as adjusted column reflects our receipt of the estimated net proceeds from the sale of the 4,125,000 shares of common stock offered by us in this offering at an assumed public price of $60.125 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

   An investment in our common stock is very risky. You should carefully consider the risks described below, together with all other information in this prospectus, before buying shares in this offering.

                          Risks Related to Our Company

Our limited operating history makes financial forecasting and evaluation of our business difficult.

   We were founded in 1996 and only began selling our advertising campaign management services in April 1998. In addition, we have only recently begun deploying our MOJO technology in client advertising campaigns. In the year ended December 31, 1999, we employed portions of our MOJO technology in six clients' campaigns, two of which were new clients in the fourth quarter of 1999. Consequently, we have only slightly more than one year of relevant operating history upon which you may evaluate our operations and financial prospects. Our limited operating history makes it difficult to forecast our future operating results, and for you to evaluate our future revenue and income potential, as well as your investment in our common stock. In particular, our limited operating history makes it difficult to evaluate our ability to:

  . purchase appropriate media space at reasonable costs;

  . attract new advertisers and maintain current client relationships;

  . achieve effective ad campaign results for our clients;

  . develop new relationships and maintain existing relationships with advertising agencies, our marketing alliance partners and other third parties;

  . continue to develop and upgrade our MOJO platform and other technology to keep pace with the growth of the Internet advertising industry and changes in technology; and

  . continue to expand the number of services we offer.

We have a history of losses, expect future losses and may never become profitable.

   We have not achieved profitability in any period to date and, given the level of planned operating and capital expenditures, we expect to continue to incur losses and negative cash flows for the foreseeable future. Our accumulated deficit as of December 31, 1999 was approximately $39.6 million. We incurred losses of $21.8 million for the year ended December 31, 1999 and $2.0 million for the year ended December 31, 1998. If our revenues decrease or grow more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. Furthermore, if we are unable to generate a long-term profit, we will eventually have to cease operations.

Variations in quarterly operating results, due to factors such as changes in demand and the mix of services we provide, may cause our stock price to decline.

   It is possible that in future periods our results of operations will be below the expectations of securities analysts. If so, the market price of your shares would likely decline. Our quarterly operating results have fluctuated in the past and are likely to continue to do so in the future. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict our future performance or our stock price.

   Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter for several other reasons, many of which are beyond our control. These factors include:

  . demand for our advertising services and mix of services we provide;

  . addition of new or loss of current advertisers and advertising agencies;

  . decisions by advertisers or advertising agencies to implement or delay campaigns;

  . deployment of new services we may offer;

  . changes in availability and pricing of advertising space;

  . changes in our pricing policies or the pricing policies of our competitors; and

  . costs related to acquisitions of technology or businesses.

   Our current and future expense estimates are based, in large part, on estimates of future revenues, which are difficult to predict, and on our investment plans. In particular, we plan to increase our operating expenses significantly in order to expand our sales and marketing operations, to enhance our proprietary software and to expand internationally. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenues shortfall. If these expenses are not accompanied by increased revenues, our results of operations and financial condition would be harmed.

   Further, we are subject to employer payroll taxes when our employees exercise their non-qualified stock options. The employer payroll taxes are assessed on each employee's gain, which is the difference between the price of our common stock on the date of exercise and the exercise price. These employer payroll taxes will be recorded as operating expenses in the period those options are exercised based on the aggregate gains realized by employees. During a particular period, these payroll taxes could be material. However, because we are unable to predict our future stock price and the number of optionees who may exercise during any particular period, we cannot predict what, if any, expense will be recorded in a future period and the impact on our future financial results.

Our revenues depend upon a few key clients, and if we lose a major client, our revenues may be significantly reduced.

   Our revenues have been derived from a limited number of advertisers and advertising agencies that use our services. Our quarterly and annual results of operations would be harmed by the loss of any of these clients. In 1998, DATEK Online and uBid accounted for approximately 56% and 21% of our revenues, respectively. In 1999, ShopNow.com and DATEK Online accounted for approximately 12% and 10% of our revenues, respectively. In addition, four customers accounted for 76% of our outstanding accounts receivable at December 31, 1998 and one customer accounted for 12% of our outstanding accounts receivable at December 31, 1999. We expect that some of these entities may continue to account for a significant percentage of our revenues for the foreseeable future. Advertisers typically purchase advertising that runs for a limited time under short-term arrangements ranging from 30 days to one year. Currently only a limited number of our clients purchase our advertising services under a long-term contract. Current advertisers may not continue to purchase advertising from us or we may not be able to successfully attract additional advertisers. In addition, the non-payment or late payment of amounts due to us from a significant advertiser or ad agency could harm our financial condition. Further, our advertising agency customers may develop online message management capabilities in-house, thus eliminating their need for our services.

We could be held liable for failing to comply with current federal, state and foreign laws governing consumer privacy or our own stated privacy policies.

   Failure to comply with applicable foreign, federal and state laws and regulatory requirements of regulatory authorities may result in, among other things, indemnification liability to our clients and the advertising agencies we work with, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. Our stated privacy policy is to not maintain, share, or sell any personally identifiable data or anonymous user profile information, and our clients retain the sole and exclusive right to use any data that they have obtained through explicit permission from an Internet user. Our failure to comply with this stated policy could result in similar consequences under federal and state fair trade acts.

   The Federal Trade Commission and state attorneys general have been investigating Internet service providers regarding their use of personal information. Recently, class action lawsuits have been filed alleging violations of privacy laws by Internet service providers. In October 1998, the European Union adopted a directive addressing data privacy that may result in limitations on our ability to collect and use information regarding Internet users. These restrictions may limit our ability to target advertising in most European countries. Our failure to comply with these or other federal, state or foreign laws could result in liability and materially harm our business.

Future governmental or industry restrictions or regulations related to privacy on the Internet could limit the effectiveness and reduce the demand for Internet advertising.

   Federal and state legislatures have recently proposed limitations on the collection and use of information regarding Internet users. For instance, one proposed restriction would require Web sites to obtain the permission of their Web visitors before aggregating, sharing or selling any information related to those Web visitors. Similarly, the high-technology and direct marketing industries are considering various new, additional or different self-regulatory standards. If the gathering of profiling information were to be curtailed, Internet advertising would be less effective, which would reduce demand for Internet advertising and harm our business.

We may be held liable for our clients' non-compliance with privacy regulations or their own stated privacy policies.

   Our customers are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, the Federal Drivers Privacy Protection Act of 1994, the privacy provisions of the Gramm-Leach-Bliley Act, as well as other laws that govern the collection and use of consumer credit information. We cannot assure you that our clients are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. We may be held liable if our clients use our technology in a manner that is not in compliance with these laws or their own stated privacy standards.

If we fail to establish, maintain and expand our business and marketing alliances, our ability to grow could be limited, we may not achieve desired revenues and our stock price may decline.

   In order to grow our business, we must generate, retain and strengthen successful business and marketing alliances with companies in industries including:

  . Internet and traditional media advertising;

  . business software;

  . enterprise resource planning;

  . Web site development and consulting; and

  . information technology consultants.

   We depend, and expect to continue to depend, on our business and marketing alliances, which are companies with which we have written or oral agreements to work together to provide services to our clients, to refer business from their clients and customers to us. If companies with which we have business and marketing alliances do not refer their clients and customers to us to perform their online campaign and message management, our revenues and results of operations would be severely harmed. We currently expect that a significant amount of our future revenues will need to be generated through these relationships. In addition, if companies with which we have business and marketing alliances do not provide high quality products and services to our mutual clients, our sales could suffer. We have little control over the amount of resources these companies will devote to online advertising or referring their clients to our services. We may not be able to generate and maintain adequate relationships to offset the significant resources that are necessary to develop marketing efforts to reach clients of our business and marketing alliances.

We are substantially dependent upon our MOJO technology for our future revenues, and if our MOJO technology does not generate revenues, our business may fail.

   We believe that our future revenues are substantially dependent on the acceptance by clients of the use of our MOJO technology, which we believe is the cornerstone of our business. If our MOJO technology does not perform as anticipated or otherwise does not attract clients to use our services, our operations will suffer. We began using our MOJO technology to provide advertising and direct marketing services in April 1999, and have used it in six campaigns as of December 31, 1999. We have only recently introduced message management services using our MOJO technology and these services remain largely untested. To date, we have not generated any material revenues from message management services. In addition, we have incurred and will continue to incur significant costs in developing our MOJO technology. If our revenues generated from the use of our MOJO technology do not cover these development costs, our financial condition would suffer.

Our MOJO technology is relatively new and untested; if our MOJO technology does not perform as anticipated, we would need to devote significant resources to address defects, and our reputation would be damaged.

   Our MOJO technology is complex and has had, and may have in the future, errors, defects or performance problems. In particular, we may encounter problems when it is more broadly used or when it is updated to expand and enhance its capabilities. Although we have internally tested our MOJO technology extensively, we have only used portions of it in six campaigns as of December 31, 1999. Consequently, our technology may still malfunction or suffer from design defects. If our technology malfunctions or contains such defects, our services may not be reliable or compatible in certain online environments used by our clients. In such instances, we would need to devote significant resources to address these defects, and any problems could result in lost revenues and damage to our reputation.

If our MOJO technology suffers from design defects, we may need to expend significant resources to address resulting product liability claims.

   Our business will be harmed if our MOJO technology suffers from design defects and, as a result, we may become subject to significant product liability claims. Technology as complex as ours may contain design defects which are not detectable even after extensive internal testing. Such defects may become apparent only after widespread commercial use. Our contracts with our clients currently do not contain provisions to limit our exposure to liabilities resulting from product liability claims. We currently do not carry any insurance against product liabilities. Although we have not experienced any product liability claims to date, we cannot assure you that we will not do so in the future. Any product liability claim brought against us could materially harm our business.

If we fail to effectively manage our growth, our management and resources could be strained and our ability to capture new business could suffer.

   We have grown significantly since our inception and in order to succeed we must grow quickly in the future. Future expansion could be expensive and strain our management and other resources. As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business plan successfully in the rapidly evolving market for Internet advertising. Our failure to manage this growth could seriously harm our business. We have increased our number of employees from 19 at December 31, 1998 to 140 at December 31, 1999. In addition, we have recently opened an office in Germany, and we anticipate that we will further expand international operations in 2000.

The loss of our key personnel, including our chief executive officer, president and chief operating officer, or any inability to attract and retain additional personnel, could affect our ability to grow our business.

   Our future success depends to a significant extent on the continued service of our key senior management, technical and professional service and support personnel. The loss of the services of any member of our management team, in particular our chief executive officer, president and chief operating officer, would harm our business. Although we have employment agreements with some of our key senior management, namely, Gregory R. Raifman, Jon L. Edwards, Barclay Jiang and Walter Haefeker, any of these individuals could nonetheless terminate their employment with us at any time. All of our other employees are at-will. Because of the substantial competition for qualified personnel in Northern California, we could suffer substantial attrition and could lose key members of our management. We would also be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us. In addition, because many of our executives, including our chief financial officer, have only recently joined us, our management team has only worked together for a short time and may not work effectively together.

   Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees. Competition for qualified personnel in the high technology industry is intense, particularly in the San Francisco Bay region of Northern California, where our principal offices are located. If we fail to hire and retain a sufficient number of sales, marketing, technical, service and support personnel, we will not be able to maintain or expand our business.

Our sales and implementation cycle is lengthy, which could divert our financial and other resources, and is subject to delays, which could result in delayed revenues.

   If the sales and implementation cycle of our services is delayed, our revenues will likewise be delayed. Our sales and implementation cycle is lengthy, causing us to recognize revenues long after our initial contact with a client. During our sales effort, we spend significant time educating prospective clients on the use and benefit of our campaign and message management services. As a result, the sales cycle for our products and services is long, ranging from a few weeks to several months for our larger clients. The sales cycle for our new message management services is likely to be longer than the sales cycle for our other current campaign management services because we believe that clients may require more extensive approval processes related to integrating internal business information with their online advertising campaigns. In addition, in order for a client to implement our services, the client must commit a significant amount of resources over an extended period of time. Furthermore, even after a client purchases our services, the implementation cycle is subject to delays. These delays may be caused by factors within our control, such as possible technology defects, as well as those outside our control, such as clients' budgetary constraints, internal acceptance reviews and the complexity of clients' online advertising needs.

Sustained or repeated system failures could significantly disrupt our operations, cause client dissatisfaction and reduce our revenues.

   The continuing and uninterrupted performance of our computer systems is critical to our success. Our operations depend on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, viruses, vandalism and other malicious acts, and similar unexpected adverse events, including earthquakes. Although we maintain system backup and auxiliary systems to mitigate the damage from the occurrence of any of these events, we may not have taken adequate steps to guard against every difficulty that could occur. Clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting the ability to deliver advertisements quickly and accurately to the targeted audiences. Sustained or repeated system failures would reduce significantly the attractiveness of our services to advertisers.

   In addition, interruptions in our services could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame required. Our ad network operations and computer hardware is primarily housed at Verio, Inc. and AboveNet Communications, Inc., third-party providers of Internet communication services located in San Francisco and San Jose, California, respectively. In addition, the failure of any advertising server system such as ours, including failures that delay the delivery of advertisements to Internet sites, could reduce client satisfaction and severely harm our business, results of operations and financial condition.

   In the past, users have occasionally experienced difficulties due to software incompatibility or system failures unrelated to our systems. In particular, on two occasions our network operations and computer hardware located in San Francisco experienced power failures that affected our ability to deliver our ad serving services for fifteen minutes and one hour, respectively. On another occasion, the same facility had network routing problems that caused a high number of retries to serve ads, which slowed down our ad serving operations. Although these disruptions have not had a material effect on our business, any further disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could seriously harm our business, results of operations and financial condition.

Our technology has not yet been fully tested at higher capacities, and capacity constraints could reduce our advertising revenues.

   The volume of advertising delivered through our servers has increased from 1 million impressions per day in January 1999 to up to 39 million impressions per day as of December 31, 1999, representing approximately one-third of our capacity at that date. Although to date we have not had difficulties in meeting demand for our services, further increases in the volume of advertising delivered through our servers could strain the capacity of our MOJO technology platform, which could lead to slower response times or system failures. This would adversely affect the availability of advertisements, the number of impressions received by advertisers and our advertising revenues. If we do not effectively address capacity constraints or system failures, our business, results of operations and financial condition would be harmed.

Acquisitions or strategic investments may divert our management's attention and consume resources necessary to sustain our business.

   In March 1999, we acquired Netranscend Software, Inc., a Java-based business automation solutions software company. We intend to continue pursuing selective acquisitions of businesses and technologies to complement our current business. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, and amortization expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, any of which could harm our business, operating results or financial condition including:

  . difficulties in the integration and assimilation of the operations, technologies, services and personnel of an acquired business;

  . diversion of management's attention from other business concerns

  . unavailability of favorable financing for future acquisitions; and

  . potential loss of key employees in any acquired business.

If we fail to develop new technology-based services or improve our existing technology-based services to adapt to the changing needs and standards of the Internet advertising industry, sales of our services will decline.

   The Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands. The introduction of new services embodying new technologies and the emergence of new industry standards and practices could render our existing services obsolete and unmarketable or require unanticipated investments in research and development. Our failure to adapt successfully to these changes could harm our business, results of operations and financial condition.

   Our future success will depend on our ability to adapt to rapidly changing technologies, to enhance existing technologies and to partner or develop and introduce a variety of new technology-based services to address our clients' changing demands. For example, advertisers may require the ability to deliver advertisements utilizing new rich media formats and more precise consumer targeting techniques. In addition, increased availability of broadband Internet access is expected to enable the development of new services that take advantage of this expansion in delivery capability. We may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our technology-based services. In addition, any new technologies or enhancements that we develop must meet the requirements of our current and prospective clients and must achieve significant market acceptance. Material delays in introducing new technology-based services and enhancements may cause clients to forego purchases of our services and purchase those of our competitors.

   A key component of our strategy is to enhance the return on investment and other performance measurements for our advertiser and advertising agency clients. We have limited experience in implementing and following such a strategy and this strategy may not succeed.

We intend to expand our international sales efforts but do not have substantial experience in international markets.

   We intend to expand our international sales effects in the future. We opened an office in Germany in August 1999 and expect to initiate operations in selected additional international markets in 2000. As of December 31, 1999, we had not generated any material revenues from international operations. We have limited experience in marketing, selling and supporting our services abroad, and we consequently may not be successful in these international markets. Expansion into international markets will require extensive management attention and resources.

   We also may enter into a number of international alliances as part of our international strategy and rely on these prospective business alliances to conduct operations, establish local networks, aggregate Internet sites and coordinate sales and marketing efforts. Our success in international markets will depend on the success of our business alliances and their willingness to dedicate sufficient resources to our relationships. In the future, any international operations we commence will be subject to other risks, including:

  . difficulties and costs of staffing and managing foreign operations;

  . seasonal reductions in business activity;

  . the impact of recessions in economies outside the United States;

  . privacy laws and regulations outside the United States;

  . changes in regulatory requirements;

  . export restrictions, including export controls relating to encryption technology;

  . reduced protection for intellectual property rights in some countries;

  . potentially adverse tax consequences;

  . political and economic instability;

  . tariffs and other trade barriers; and

  . fluctuations in currency exchange rates.

   Our failure to address these risks adequately may severely harm our ability to expand our operations internationally.

If others claim that we are infringing their intellectual property, we could incur significant expenses or be prevented from selling our services.

   Third parties may claim that we are infringing their intellectual property rights. In particular, third parties may claim that our MOJO technology, on which our success depends in large part, infringes their intellectual property rights. The intellectual property rights of others may cover some of our technology. Claims of intellectual property infringement might require us to enter into royalty or license agreements; however, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or an injunction against the use of our services.

   If any claims of infringement are brought against us, we could incur significant expenses defending against those claims, and suffer additional damages if our defense is not successful. Any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim of patent or other intellectual property infringement against us would immediately harm our business and financial condition.

We may not be able to protect our technology from unauthorized use, which could diminish the value of our services, weaken our competitive position and reduce our revenues.

   Our success depends in large part on our proprietary technology, including our MOJO platform. In addition, we believe that our Mediaplex and MOJO trademarks are key to identifying and differentiating our services from those of our competitors. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, the value of our services could be diminished and our competitive position may suffer.

   We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Third-party software providers could copy or otherwise obtain and use our technology without authorization or develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

   We generally enter into confidentiality or license agreements with our employees, consultants, vendor clients and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose, obtain or use our services or technologies. Our precautions may not prevent misappropriation of our services or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

                         Risks Related to Our Industry

Inadequate security on the Internet could limit the effectiveness of and reduce the demand for our services and technology.

   The failure of the Internet to continue to develop as a medium for the purchase of goods and services would decrease the demand for online advertising. Concerns over the security of transactions conducted over the Internet and the privacy of consumers may inhibit the growth of the Internet and online advertisers. Our clients generally have implemented security features to protect the privacy and integrity of the data collected from their users. However, this information may be susceptible to hacker interception, break-ins and disruption. If any of these were to occur, or if a well-publicized compromise of security were to occur, Internet usage may not increase at the rate we expect and, consequently, our services would be perceived as less effective or desirable by our clients.

Increased usage of filtering software could limit the effectiveness of and reduce the demand for our services and technology.

   Visitors to Web sites on which our advertising messages are placed may not be aware that information regarding them is being collected by third-party data profiling companies. There currently exists software that can limit the effectiveness of data profiling technology in capturing information for a particular visitor to a Web site. Widespread use of this limiting or inhibiting technology would decrease the effectiveness of our services for our clients that are dependent upon the reliability of the information we obtain from profiling companies, which would decrease the attractiveness of those services to our clients. If this occurs, our business would be significantly harmed.

Our business model and ability to generate significant revenues depend upon broad market acceptance of Internet advertising.

   Our business model relies on revenues generated primarily by providing Internet advertising services to response-oriented advertisers. The Internet as an advertising medium has not been in existence for a sufficient period of time to demonstrate its effectiveness. Internet advertising, as well as technology-based methods for targeting advertising and tracking, measuring and reporting the results of Internet advertising may not achieve broad market acceptance. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to:

  . demonstrate to advertisers that advertising on the Internet will add value and increase marketing effectiveness;

  . attract and retain advertisers and advertising agencies by differentiating the services and technology we offer; and

  . obtain adequate available advertising inventory from a large base of Internet sites.

Intense competition in the Internet advertising industry could reduce our ability to gain clients and might require us to reduce prices, which could reduce our revenues.

   We face intense competition in the Internet advertising services industry. Our primary competitor for providers of online media planning and buying services is Avenue A, and our primary competitor for third party ad serving is DoubleClick. We are in the process of terminating our contractual relationship with DoubleClick. As a result, we expect competitive pressure from DoubleClick to increase in the future.

   The following categories represent current and potential competition:

  . providers of online media planning and buying services, such as Avenue A;

  . ad serving companies, such as AdForce, DoubleClick and Engage
    Technologies;

  . publisher networks that provide services directly to clients, such as Flycast Communications, Adsmart and 24/7 Media;

  . organizations that manage affiliate programs, such as LinkShare; and

  . advertising agencies that have or elect to develop in-house online media management capabilities, such as Lowe Interactive.

   We believe that our ability to compete depends upon many factors both within and outside of our control, including:

  . the effectiveness, ease of use, performance and features of our technology;

  . client perceptions of the effectiveness of our services and technology;

  . the price of our services;

  . our ability to service our clients effectively over a broad geographic basis; and

  . the timing and acceptance of new services and enhancements to existing solutions developed by us or our competitors.

   The intense competition among Internet sites has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenues and applicable gross margins that can be sustained either by us or the Internet advertising industry in general.

   We expect competition to continue to increase in our industry because there are no substantial barriers to entry. In particular, advertising agencies without in-house online media management capabilities, including those with which we currently work, may develop these capabilities in the future. We believe that, in addition, competition will continue to increase as a result of industry mergers, partnerships and consolidations. For example, AdForce and Flycast have been acquired by CMGI, AdKnowledge has been acquired by Engage Technologies, a subsidiary of CMGI, and NetGravity has recently been acquired by DoubleClick. As we expand internationally, we expect to face competition from internationally-based competitors such as Mindshare Digital and Publicis Technology, as well as our domestic competitors with international operations, such as BBDO Interactive, Leo Burnett and the Interpublic Group. Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. In addition, as we expand the scope of our Internet advertising and direct marketing services, we may compete with a greater number of Internet sites and other media companies across a wide range of different Internet services. Competitive pressures could prevent us from growing, reduce our market share or require us to reduce prices on our services, any of which could harm our business.

   Many of our existing competitors have significantly greater financial, technical, marketing, service and other resources, have a larger installed base of users, have been in business longer or have greater name recognition than we do. Some of our competitors' services may be more effective than our services at performing particular functions or be more customized for particular needs. Some large companies may attempt to build functions into their services that are similar to functions of our services. Even if these functions are more limited than those provided by our services, those services could discourage potential clients from purchasing our services, as well as lead to price reductions that could harm our revenues. In addition, companies larger than ourselves may be more successful in purchasing advertising space.

Seasonality and cyclical spending may cause fluctuations in our quarterly revenue, which may cause us to miss our revenue projections and result in a decline in our stock price.

   We believe that our revenues will be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Due to our short operating history and recent revenue growth, the effect of seasonality on our quarterly revenue may not be fully apparent until future quarters. A decline in the economic prospects of advertisers or the economy generally could cause companies to discontinue, delay or reduce online advertising spending. These events could reduce the demand for our services and cause a decline in our stock price.

Potential clients in specific industries may require us to refuse business from their competitors, limiting our business opportunities and stunting our revenue growth.

   To use our services most effectively, advertisers must integrate their internal business data into their advertising campaigns to deliver a targeted message. This type of integration may raise privacy concerns and prompt our clients to require us to contract with them exclusively within their specific industry. If our clients impose these restrictions on us, our potential client base and revenue growth would be limited.

   To fully utilize our MOJO-based services, we must have access to our clients' proprietary business data. Many companies are wary of third parties having access to their business information, because access by third parties increases the risk that confidential business data may become known, even if unintentionally, to outsiders who are not the intended recipients of the data. These privacy concerns may be so great as to prompt our clients to attempt to contractually prohibit us from managing the online advertising campaigns of their competitors. If our potential client base in a particular industry was limited in this way, our business and future revenues could be harmed. To date, a few clients have requested that we do not service their competitors; however, we have not agreed to these requests. To address our clients' concerns, we have established procedures to ensure the protection of our clients' data, such as the use of separate teams to work with each client and the use of separate, secure servers for clients' advertising and message campaigns where a conflict may exist. However, we cannot assure you that these measures will be adequate for our clients to continue to use our services.

Government regulation and legal uncertainties of doing business on the Internet may inhibit the commercial acceptance of the Internet and result in decreased demand for our services.

   Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the costs of communicating on the Internet and adversely affect the growth in use of the Internet. In turn, these regulations could result in decreased demand for our services or otherwise harm our business.

   Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyrights and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. In addition, the growing use of the Internet has burdened existing telecommunications infrastructure and has caused interruptions in telephone service. Certain telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers.

   Due to the global nature of the Internet, it is possible that, while our transmissions originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business could be adversely affected by the adoption or modification of laws or regulations relating to the Internet.

    Additional Risks That May Cause Your Investment in Our Stock to Decline

Because our directors and executive officers together own a large percentage of our voting stock, your voting power may be limited, which may prevent an acquisition of our company or depress our stock price.

   After this offering, it is anticipated that our executive officers and directors will beneficially own or control, directly or indirectly, 18,580,351 shares of common stock, which in the aggregate will represent approximately 51.9% of the outstanding shares of common stock. As a result, if these persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or affect the market price of our stock.

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

   A substantial number of our shares of common stock will become available for sale on May 19, 2000, or within 90 days after the date of this prospectus. Sales of such shares could depress the market price of our common stock. For a more detailed discussion of shares becoming available for sale in the future, see "Shares Eligible for Future Sale."

We have adopted anti-takeover provisions in our charter documents that could delay or prevent an acquisition of our company.

   Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock, a staggered board and the restriction on the persons that can call special board or stockholder meetings, which could make it more difficult for a third-party to acquire us without the consent of our board of directors. While we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions may apply even if the offer may be considered beneficial by some stockholders.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements contained in this prospectus are subject to the provisions of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 4,125,000 shares of common stock offered by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $235.0 million. If the underwriters' over-allotment option is exercised in full, our net proceeds from this offering will be approximately $282.1 million.

   We expect to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes including expenses associated with international expansion. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so.

   Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade marketable securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been traded on the Nasdaq Stock Market's National Market under the symbol "MPLX" since November 19, 1999, the date of our initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq Stock Market's National Market:

                                                                  High    Low
                                                                 ------- ------
Fourth Quarter 1999 (from November 19, 1999).................... $ 78.13 $20.75
First Quarter 2000 (through March 16, 2000)..................... $104.13 $43.00

   The last reported sale for our common stock on the Nasdaq Stock Market's National Market was $60.125 per share on March 16, 2000. As of February 29, 2000, we estimate that there were approximately 172 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999. Our capitalization is presented:

  . on an actual basis; and

  . on an as adjusted basis, to reflect our receipt of the estimated net proceeds from the sale of the 4,125,000 shares of common stock offered by us in this offering, at an assumed public offering price of $60.125 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

                                                            December 31, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Long-term debt............................................. $    280  $    280
                                                            --------  --------
Stockholders' equity:
  Common stock, $0.0001 par value; 150,000,000 shares
   authorized, 31,690,855 shares issued and outstanding,
   actual, 35,815,855 shares issued and outstanding, as
   adjusted................................................        3         4
Additional paid-in capital.................................  134,325   369,339
Warrants...................................................    2,472     2,472
Deferred stock compensation................................   (6,521)   (6,521)
Accumulated deficit........................................  (39,566)  (39,566)
                                                            --------  --------
Total stockholders' equity.................................   90,713   325,728
                                                            --------  --------
    Total capitalization................................... $ 90,993  $326,008
                                                            ========  ========

   The share amounts in this table are based on common stock outstanding as of February 29, 2000. The foregoing table excludes:

  . 9,505,621 shares underlying options outstanding under our stock option plans at a weighted average exercise price of $2.39 per share, of which 5,508,052 were exercisable under the 1997 Stock Plan and the Amended and Restated 1999 Stock Plan;

  . 2,403,939 shares available for future issuance under the Amended and Restated 1999 Stock Plan;

  . 875,000 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.97 per share; and

  . 800,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

   Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION

   As of December 31, 1999, our net tangible book value was $90.7 million, or $2.862 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of December 31, 1999, our net tangible book value, on a pro forma basis to give effect to the sale of the 4,125,000 shares offered in this offering, at an assumed public offering price of $60.125 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, would have been approximately $3.152 per share. This represents an immediate increase of $6.233 per share to existing stockholders and an immediate dilution of $51.030 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share                                         $60.125
  Pro forma net tangible book value per share as of December 31,
   1999                                                          $2.862
  Increase per share attributable to new investors               $6.233
                                                                 ------
Pro forma net tangible book value per share after the offering          $ 9.095
                                                                        -------
Dilution per share to new investors                                     $51.030
                                                                        =======

   The foregoing table excludes warrants and options to purchase 10,356,896 shares. Exercise of these warrants and options would result in additional dilution.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 1998 and 1999 and the statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from our audited financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 and 1997 and the statement of operations data for the period from September 10, 1996 (inception) to December 31, 1996 are derived from audited financial statements which have not been included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                             September 10,
                                 1996
                              (inception)      Years Ended December 31,
                              to December  -----------------------------------
                               31, 1996       1997        1998        1999
                             ------------- ----------  ----------  -----------
                             (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues...................   $      --    $      426  $    3,588  $    26,405
Cost of revenues...........          --           445       2,770       20,418
                              ----------   ----------  ----------  -----------
Gross profit (loss)........          --           (19)        818        5,987
                              ----------   ----------  ----------  -----------
Operating expenses:
  Sales and marketing......           23          481         820        7,399
  Research and
   development.............           49          347         556        4,135
  General and
   administrative..........           31          256         636        5,067
  Stock-based
   compensation............          152           11         578       11,360
  Amortization of goodwill
   and intangibles.........          --           --          --           753
                              ----------   ----------  ----------  -----------
    Total operating
     expenses..............          255        1,095       2,590       28,714
                              ----------   ----------  ----------  -----------
Loss from operations.......         (255)      (1,115)     (1,772)     (22,727)
Interest income (expense),
 net.......................          --            (2)       (247)         912
                              ----------   ----------  ----------  -----------
Net loss...................         (255)      (1,117)     (2,019)     (21,815)
Beneficial conversion
 feature of Series C
 convertible preferred
 stock.....................          --           --          --       (14,360)
                              ----------   ----------  ----------  -----------
Net loss attributable to
 common stockholders.......   $     (255)  $   (1,117) $   (2,019) $   (36,175)
                              ==========   ==========  ==========  ===========
Net loss per share--basic
 and diluted...............   $    (0.07)  $    (0.13) $    (0.25) $     (2.34)
                              ==========   ==========  ==========  ===========
Weighted average shares
 outstanding...............    3,795,714    8,457,464   8,186,127   15,426,913
                              ==========   ==========  ==========  ===========
                                        Years Ended December 31,
                             -------------------------------------------------
                                 1996         1997        1998        1999
                             ------------- ----------  ----------  -----------
                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents..         $ 27        $ 142       $ 375     $ 78,052
Working capital............          (46)        (586)     (1,863)      84,085
Total assets...............           52          262       1,444      103,442
Long-term debt.............          --            65         232          280
Accumulated deficit .......         (255)      (1,373)     (3,392)     (39,566)
Total stockholders' equity
 (deficit).................          (22)        (558)     (1,962)      90,713

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included later in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

   We provide technology-based advertising and marketing services for companies and advertising agencies that seek to optimize their Internet marketing campaigns. Although we were incorporated in September 1996, we did not begin offering our advertising campaign management services until April 1998. Before April 1998, we operated under a different business model that generated revenues primarily from the sale of advertising space on two Web sites formerly operated by us that delivered sports and business news and information. We decided to cease the operation of these sites because we determined that the sites were not generating satisfactory operating results and because we believed that our present business model represented a superior opportunity. During the first half of 1998, we devoted most of our resources to developing our new business plan and technology and establishing our technical and sales organizations.

   In the second quarter of 1998, we began generating revenues from our advertising campaign management services, and since the fourth quarter of 1998 we have derived substantially all of our revenues from this source. Our campaign management services include planning the online campaign, coordinating the online and offline portions of the campaign, purchasing and placing online media, and tracking, analyzing and reporting the results of the media campaign. In the second quarter of 1999, we began utilizing our mobile Java objects, or MOJO, architecture to enhance our service offerings and expand our business. We have begun to broaden our revenue sources by leveraging the capabilities of our MOJO architecture to offer message management services, which will allow advertisers to integrate their internal business information into an online advertising campaign and to tailor their advertising messages or offers in real time. Currently we have eleven clients who use our message management services, as compared to five clients who used our message management services in the fourth quarter 1999. To date, we have not generated significant revenues from message management services.

   We currently provide advertising management services for a fixed fee, which varies from client to client. This fee is principally based on the extent of services provided and the direct cost of media placement. This cost of purchasing advertising space on an Internet site is typically determined by the cost per thousand impressions. Revenues from advertising management services are recognized in the period that advertising impressions are delivered, or placed on an Internet site, provided that no significant obligations on our part remain at the end of the period and the collection of the resulting receivable is reasonably assured. Our obligations often include, for instance, guarantees of a minimum number of impressions. To the extent that significant obligations remain, we defer recognition of the corresponding portion of the revenues until these obligations are met.

   In addition, we generate revenues from clients obtained through or referred to us by an ad agency. If an ad agency is used, we will usually bill the ad agency for work done on behalf of the agency's clients, and the ad agency will then be responsible for obtaining full payment from the client. Sometimes, although less frequently, we will directly bill that ad agency's client. We expect the percentage of our total revenues that we obtain from clients referred to us by ad agencies to increase in future periods. To date, we have paid no referral fees to any ad agencies, nor have any ad agencies paid referral fees to us, for referring clients. However, we expect to pay referral fees to ad agencies in a limited number of cases. In addition, we may receive referral fees in the future.

   Cost of revenues consists primarily of the cost of procuring advertising space on third-party Internet sites and, to a lesser extent, of the telecommunications and other costs related to maintaining our ad servers at third-party locations. These costs are recorded in the period that the advertising impressions are delivered and the related revenues are recorded. Currently, we purchase advertising space on Internet sites for a particular media campaign. In the future, we may enter into purchase commitments to obtain advertising space in bulk without a particular media campaign identified in order to obtain more favorable pricing.

   To date, we have expensed all of our research and development costs in the period in which we incur these costs. The period from achievement of technological feasibility to the general availability of our software to clients has been short, and therefore software development costs qualifying for capitalization have been insignificant.

   In March 1999, we acquired Netranscend Software, Inc., a Java-based business automation solutions software company, for a note payable of $430,000, due in four annual installments beginning in March 2000, and 1,979,000 shares of common stock, with an estimated fair value of $1.29 per share. This acquisition was accounted for under the purchase method of accounting. We recorded $3.0 million of goodwill and other identifiable intangible assets in connection with this acquisition, which are being amortized over a three-year period.

   We have a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of $255,000 in 1996, $1.1 million in 1997, $2.0 million in 1998 and $21.8 million in 1999. At December 31, 1999, our accumulated deficit was $39.6 million, which includes $14.4 million related to the beneficial conversion feature incurred for the issuance of our Series C preferred stock. We anticipate that we will incur additional operating losses for the foreseeable future.

Results of Operations

   The following table sets forth our statement of operations data expressed as a percentage of revenues:

                                                         Years Ended
                                                        December 31,
                                                     -----------------------
                                                      1997    1998     1999
                                                     ------   -----   ------
Revenues............................................  100.0%  100.0%   100.0%
Cost of revenues....................................  104.6    77.2     77.3
                                                     ------   -----   ------
Gross profit (loss).................................   (4.6)   22.8     22.7
                                                     ------   -----   ------
Operating expenses:
  Sales and marketing...............................  112.9    22.8     28.0
  Research and development..........................   81.5    15.5     15.7
  General and administrative........................   60.0    17.8     19.2
  Stock-based compensation..........................    2.6    16.1     43.0
  Amortization of goodwill and intangibles..........    --      --       2.9
                                                     ------   -----   ------
    Total operating expenses........................  257.2    72.2    108.8
                                                     ------   -----   ------
Loss from operations................................ (261.8)  (49.4)   (86.1)
Interest income (expense), net......................   (0.6)   (6.9)     3.5
                                                     ------   -----   ------
Net loss............................................ (262.4)  (56.3)   (82.6)
Beneficial conversion feature of Series C
 convertible preferred stock........................    --      --     (54.4)
                                                     ------   -----   ------
Net loss attributable to common stockholders........ (262.4)% (56.3)% (137.0)%
                                                     ======   =====   ======

Years Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues. Revenues increased to $26.4 million for the year ended December 31, 1999 from $3.6 million for the year ended December 31, 1998. The period-to-period increase was primarily due to the growth of our selling of campaign management services to a broad set of advertisers, including advertising agencies, which we began in April 1998. In 1999, substantially all of our revenues consisted of fees received for providing campaign management services. In 1998, our revenues were primarily derived from the sale of advertising on our Internet content sites.

   Cost of Revenues. Cost of revenues increased to $20.4 million, or 77.3% of revenues, for the year ended December 31, 1999 from $2.8 million, or 77.2% of revenues, for the year ended December 31, 1998. The increase in cost of revenues in 1999 was primarily due to the increase in our revenues. The cost of revenues for the year ended December 31, 1999 comprised primarily media placement costs, including the telecommunications and other costs related to maintaining our ad servers at third-party sites, while the cost of revenues for the year ended December 31, 1998 consisted primarily of the cost of maintaining our Internet content sites.

   Sales and Marketing. Sales and marketing expenses consist primarily of compensation expenses, including salaries, commissions and related payroll expenses, recruiting costs, and marketing expenses, including those expenses associated with customer service and support. Sales and marketing expenses increased to $7.4 million, or 28.0% of revenues, for the year ended December 31, 1999 from $820,000, or 22.8% of revenues, for the year ended December 31, 1998. The increase in sales and marketing expenses in both dollars and as a percentage of revenue during 1999 was primarily due to the significant growth of our sales and marketing organization in 1999 as we focused on selling advertising campaign management services. The number of sales and marketing personnel increased from 13 as of December 31, 1998 to 71 as of December 31, 1999. We expect that sales and marketing expenses will continue to increase.

   Research and Development. Research and development expenses consist primarily of compensation and related expenses for our internal development staff and fees for contractor services. Research and development expenses increased to $4.1 million, or 15.7% of revenues, for the year ended December 31, 1999 from $556,000, or 15.5% of revenues, for the year ended December 31, 1998. This dollar increase in research and development expenses in both dollars and as a percentage of revenue was due primarily to an increase in the number of development engineers in our research and development organization. The number of development engineers increased from 2 as of December 31, 1998 to 43 as of December 31, 1999. We expect to continue to spend significant amounts on research and development as we continue to develop and upgrade our technology. Accordingly, we expect that research and development expenses will continue to increase.

   General and Administrative. General and administrative expenses consist primarily of compensation and related expenses and fees for contractor services. General and administrative expenses increased to $5.1 million, or 19.2% of revenues, for the year ended December 31, 1999 from $636,000, or 17.8% of revenues, for the year ended December 31, 1998. The dollar increase in general and administrative expenses was due primarily to the hiring of general and administrative personnel. We had 4 general and administrative personnel as of December 31, 1998 and 26 persons as of December 31, 1999. We expect that general and administrative expenses will continue to increase.

   Stock-based Compensation. Stock-based compensation expense increased to $11.4 million, or 43.0% of revenues, for the year ended December 31, 1999 from $578,000, or 16.1% of revenues, for the year ended December 31, 1998. For accounting purposes, we recognize stock-based compensation in connection with the issuance of shares of our common stock and the granting of options or warrants to purchase our common stock to employees and consultants with purchase or exercise prices that are less than the deemed fair market value at the grant date. Stock-based compensation related to the issuance of shares of common stock has been expensed in the period in which the common stock was issued. Stock-based compensation related to the issuance of options and warrants to purchase common stock is being amortized over the vesting period of the stock options. Total deferred stock compensation as of December 31, 1999 was $6.5 million. The deferred stock compensation associated with 66,667 options requires remeasurement at the end of each period and is directly related to the then current fair value of our common stock.

Therefore, as our stock price increases, the stock-based compensation, or the amortization of these deferred stock compensation amounts, will proportionately increase.

   Amortization of Goodwill and Intangible Assets. Amortization expense was $753,000, or 2.9% of revenues, for the year ended December 31, 1999, due to the amortization of goodwill and intangible assets recorded in connection with our acquisition of Netranscend Software, Inc. in March 1999. We recorded no goodwill amortization expense in 1998. We expect to recognize $251,000 of amortization expense for this transaction in each quarter through the first quarter of 2002.

   Interest Income (Expense), Net. Interest income, net was $912,000 for the year ended December 31, 1999, representing primarily interest earned on the cash and cash equivalents we generated in 1999 from private placements of convertible preferred stock and the initial public offering. The net interest expense of $247,000 for the year ended December 31, 1998 was primarily due to the beneficial conversion feature of a note payable to stockholders.

   Net Loss. Net loss was $21.8 million for the year ended December 31, 1999, and $2.0 million for the year ended December 31, 1998. The increase in net loss of $19.8 million from 1998 to 1999 was primarily due to the increase in operating expenses of $26.1 million, which includes a $10.8 million increase in stock-based compensation expense, from 1998 to 1999.

   Beneficial Conversion Feature of the Series C Convertible Preferred
Stock. In August 1999, Mediaplex issued 4,000,000 shares of Series C convertible preferred stock at a purchase price of $3.59 per share. These shares were converted into shares of common stock on a one-for-one basis. Because the conversion price was less than our initial public offering price, the Series C preferred stock was deemed to have an embedded beneficial conversion feature. This feature allows the holders to acquire common stock at a purchase price below its deemed fair value. The amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds. Consequently, the issuance and sale of the Series C preferred stock resulted in a beneficial conversion feature of $14.4 million, which has been reflected as a preferred dividend in our 1999 statement of operations.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues. Revenues increased to $3.6 million for the year ended December 31, 1998 from $426,000 for the year ended December 31, 1997. The increase in revenues in 1998 from 1997 was primarily due to the commencement of selling advertising campaign management services in April 1998. In 1997, we were selling advertising space on our Internet content sites under our prior business model. In 1998, we began providing our advertising campaign management services and increased our sales force, resulting in significant revenue growth in 1998.

   Cost of Revenues. Cost of revenues increased to $2.8 million, or 77.2% of revenues, for the year ended December 31, 1998 from $445,000, or 104.6% of revenues, for the year ended December 31, 1997. The increase in cost of revenues in 1999 was primarily due to the increase in our revenues. The cost of revenues for the year ended December 31, 1998 comprised primarily media placement costs, while the cost of revenues for the year ended December 31, 1997 consisted primarily of the cost of maintaining our Internet content sites.

   Sales and Marketing. Sales and marketing expenses increased to $820,000, or 22.8% of revenues, for the year ended December 31, 1998 from $481,000, or 112.9% of revenues, for the year ended December 31, 1997. The dollar increase in sales and marketing expenses was due primarily to an increase in the number of sales and marketing personnel.

   Research and Development. Research and development expenses increased to $556,000, or 15.5% of revenues, for the year ended December 31, 1998 from $347,000, or 81.5% of revenues, for the year ended December 31, 1997. This dollar increase in research and development expenses was due primarily to an increase in the number of development engineers in our research and development organization throughout most of the year.

   General and Administrative. General and administrative expenses increased to $636,000, or 17.8% of revenues, for the year ended December 31, 1998 from $256,000, or 60.0% of revenues, for the year ended December 31, 1997. The dollar increase in general and administrative expenses was due primarily to the hiring of general and administrative personnel.

   Stock-based Compensation. Stock-based compensation expense increased to $578,000, or 16.1% of revenues, for the year ended December 31, 1998 from $11,000, or 2.6% of revenues, for the year ended December 31, 1997. Total deferred stock compensation as of December 31, 1998 was $53,000.

   Interest Income (Expense), Net. Interest expense, net increased to $247,000 for the year ended December 31, 1998 from $3,000 for the year ended December 31, 1997.

   Net Loss. Net loss was $2.0 million for the year ended December 31, 1998, and $1.1 million for the year ended December 31, 1997. The increase in net loss of $1.1 million from 1997 to 1998 was primarily due to the increase in operating expenses of $1.5 million from 1997 to 1998. In particular, stock-based compensation increased $567,000 from 1997 to 1998.

Quarterly Results of Operations (unaudited)

   The following table presents statement of operations data for the eight quarters ended December 31, 1999. We believe that this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited financial information for the quarters presented. You should read this in conjunction with our financial statements, including the accompanying notes, included elsewhere in this prospectus.

                                                       Three Months Ended
                          --------------------------------------------------------------------------------------
                          March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,   Dec. 31,
                            1998       1998       1998       1998       1999       1999       1999        1999
                          ---------  --------   ---------  ---------  ---------  --------   ---------   --------
                                            (In thousands, except per share amounts)
Statements of Operations
 Data:
Revenues................   $  586    $   935     $1,069     $  997     $ 1,634   $ 5,689    $  6,618    $12,464
Cost of revenues........      480        733        756        802       1,340     4,421       5,187      9,469
                           ------    -------     ------     ------     -------   -------    --------    -------
 Gross profit...........      106        202        313        195         294     1,268       1,431      2,995
                           ------    -------     ------     ------     -------   -------    --------    -------
Operating expenses:
 Sales and marketing....      193        201         87        338         543     1,104       1,876      3,517
 Research and
  development...........      125         95        195        140         308       507       1,388      2,503
 General and
  administrative........      117        207        132        180         456       626       1,804      1,969
 Stock-based
  compensation..........      --         151        --         427       1,953     1,338       3,414      4,655
 Amortization of
  goodwill and
  intangibles...........      --         --         --         --          --        251         251        251
                           ------    -------     ------     ------     -------   -------    --------    -------
   Total operating
    expenses............      435        654        414      1,085       3,260     3,826       8,733     12,895
                           ------    -------     ------     ------     -------   -------    --------    -------
Loss from operations....     (329)      (452)      (101)      (890)     (2,966)   (2,558)     (7,302)    (9,900)
Interest income
 (expense), net.........       (1)        (1)      (230)       (15)          1        12         173        725
                           ------    -------     ------     ------     -------   -------    --------    -------
Net loss................     (330)      (453)      (331)      (905)     (2,965)   (2,546)     (7,129)    (9,175)
Beneficial conversion
 feature of Series C
 convertible preferred
 stock..................      --         --         --         --          --        --      (14,360)       --
                           ------    -------     ------     ------     -------   -------    --------    -------
Net loss attributable to
 common stockholders....   $ (330)   $  (453)    $ (331)    $ (905)    $(2,965)  $(2,546)   $(21,489)   $(9,175)
                           ======    =======     ======     ======     =======   =======    ========    =======
Net loss per share
 attributable to common
 stockholders--basic and
 diluted................   $(0.03)   $ (0.05)    $(0.05)    $(0.13)    $ (0.32)  $ (0.17)   $  (1.45)   $ (0.41)
                           ======    =======     ======     ======     =======   =======    ========    =======
                                                       Three Months Ended
                          --------------------------------------------------------------------------------------
                          March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,   Dec. 31,
                            1998       1998       1998       1998       1999       1999       1999        1999
                          ---------  --------   ---------  ---------  ---------  --------   ---------   --------
As a Percentage of
 Revenues:
Revenues................    100.0 %    100.0 %    100.0 %    100.0 %     100.0 %   100.0 %     100.0 %    100.0 %
Cost of revenues........     81.9       78.3       70.7       80.4        82.0      77.7        78.4       76.0
                           ------    -------     ------     ------     -------   -------    --------    -------
 Gross profit...........     18.1       21.7       29.3       19.6        18.0      22.3        21.6       24.0
Operating expenses:
 Sales and marketing....     33.0       21.5        8.1       33.9        33.2      19.4        28.3       28.2
 Research and
  development...........     21.3       10.2       18.3       14.1        18.9       8.9        21.0       20.1
 General and
  administrative........     19.9       22.2       12.3       18.0        27.9      11.0        27.2       15.8
 Stock-based
  compensation..........      --        16.2        --        42.8       119.6      23.6        51.6       37.3
 Amortization of
  goodwill and
  intangibles...........      --         --         --         --          --        4.4         3.8        2.0
                           ------    -------     ------     ------     -------   -------    --------    -------
   Total operating
    expenses............     74.2       70.1       38.7      108.8       199.6      67.3       131.9      103.5
                           ------    -------     ------     ------     -------   -------    --------    -------
Loss from operations....    (56.1)     (48.4)      (9.4)     (89.2)     (181.6)    (45.0)     (110.3)     (79.4)
Interest income
 (expense), net.........     (0.2)      (0.1)     (21.5)      (1.5)        0.1       0.2         2.6        5.8
                           ------    -------     ------     ------     -------   -------    --------    -------
Net loss................    (56.3)     (48.5)     (30.9)     (90.7)     (181.5)    (44.8)     (107.7)     (73.6)
Beneficial conversion
 feature of Series C
 convertible preferred
 stock..................      --         --         --         --          --        --       (217.0)       --
                           ------    -------     ------     ------     -------   -------    --------    -------
Net loss attributable to
 common stockholders....    (56.3)%    (48.5)%    (30.9)%    (90.7)%    (181.5)%   (44.8)%    (324.7)%    (73.6)%
                           ======    =======     ======     ======     =======   =======    ========    =======

   Due to the early stage of our company and the commencement of selling advertising campaign management services in April 1998, period-to-period comparisons of our interim period historical operating results should not be relied upon as indicative of future performance. During the second and third quarters of 1998, our results reflect the transition from our prior business of managing Internet content sites to our advertising campaign management services business. The quarter ended September 30, 1998 was the last quarter in which we generated revenues from our prior business model. Beginning in the fourth quarter of 1998, our financial performance solely reflected our current advertising campaign management services.

   The increases in sales and marketing expenses, research and development expenses, and general and administrative expenses from the quarter ended December 31, 1998 through the quarter ended December 30, 1999 are primarily due to increased compensation and related expenses as a result of the increased headcount required to support the growth in advertising campaign management services revenues.

   Although we have experienced revenue growth in recent periods, we anticipate that we will incur operating losses for the foreseeable future due to the high level of planned operating and capital expenditures. In addition, our quarterly revenues, expenses and operating results have fluctuated in the past and could vary significantly from quarter-to-quarter for several reasons, many of which are beyond our control. These factors include:

  . demand for our advertising services and mix of services we provide;

  . addition of new or loss of current advertisers and advertising agencies;

  . decisions by advertisers or advertising agencies to implement or delay campaigns;

  . deployment of new services we may offer;

  . changes in availability and pricing of advertising space;

  . changes in our pricing policies or the pricing policies of our competitors;

  . costs related to acquisitions of technology or businesses; and

  . governmental and industry regulation.

Liquidity and Capital Resources

   From our inception in September 1996 through August 1999, we financed our operations primarily through the private placement of preferred stock, which has generated net proceeds of $24.2 million. In November 1999, we completed an initial public offering of our common stock, which generated net proceeds of $75.5 million. As of December 31, 1999, we had $78.1 million in cash and cash equivalents.

   Net cash used in operating activities for the year ended December 31, 1999, 1998, and 1997 was $9.1 million, $240,000 and $150,000, respectively. Net cash used in operating activities in each of these periods was primarily the result of net losses before non-cash charges and net increases in accounts receivable, offset by increases in accrued liabilities, deferred revenues, and accounts payable.

   Net cash used in investing activities for the year ended December 31, 1999, 1998, and 1997 was $12.7 million, $79,000 and $70,000, respectively. Net cash used in investing activities in all periods presented was due principally to the acquisition of computer equipment and software. As of December 31, 1999, we invested the proceeds from our initial public offering of common stock into short-term investments.

   Net cash provided by financing for the year ended December 31, 1999, 1998, and 1997 was $99.5 million, $551,000 and $335,000, respectively. In 1999, net cash provided by financing activities was primarily due to issuance of shares of our common stock and our preferred stock. In 1999 and 1998 the funds borrowed from stockholders under notes payable bore interest at 6% per annum. These notes payable were paid off in 1999. As of December 31, 1999, we currently have no other borrowings.

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

   Although we have no material commitments for capital expenditures, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We believe that our current level of cash and cash equivalents will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least twelve months from December 31, 1999. After that time, we may need additional funds to expand or to meet all of our operating needs. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses, we may seek to sell additional equity or debt securities or secure a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

Market Risk Disclosure

   The following discusses our exposure to market risk related to changes in foreign currency exchange rates and interest rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

   Foreign Currency Exchange Rate Risk. To date, we have not had any revenues from international operations. All of our revenues have been denominated in U.S. dollars from clients in the United States. We expect, however, that some future revenues may be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations in the exchange rates of foreign currencies. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we expect to monitor our exposure to currency fluctuations as we expand into international markets and, when appropriate, we may use financial hedging techniques in the future to minimize the effect of these fluctuations, exchange rate fluctuations could harm our financial results in the future. We do not presently enter into any derivative financial instruments.

   Interest Rate Risk. As of December 31, 1999, we had cash equivalents and short term investment of $88.0 million, which consisted of cash and highly liquid short-term investments. Our short-term investments will decline in value by an immaterial amount if market interest rates increase. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.

Recent Accounting Pronouncements

   In March 1998, the Accounting Standards Executive Committee, or ASEC, issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. SOP 98-1 is effective for transactions entered into for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect upon our statement of operations.

   In April 1998, the ASEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred. The adoption of this statement did not have a material effect upon our statement of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This statement did not have a significant effect upon our statement of operations.

   In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not anticipate that the adoption of these statements will have a material effect upon our statement of operations.

   In November 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Mediaplex does not anticipate that these SABs will have a material impact on its financial position, results of operations, or cash flows.

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

                                    BUSINESS

   This prospectus contains forward-looking statements that involve results and uncertainties. Actual results may differ materially from those indicated.

   We provide technology-based services that enable companies to integrate their internal business information, such as inventory and price levels, into their online advertising activities to deliver customized messages and offers to Web site visitors. Our services encompass planning, executing, monitoring and analyzing Web-based campaigns, and are based upon proprietary technology, tradenamed "MOJO," which is an acronym for "mobile Java objects." Our technology, which was designed with the privacy of consumers in mind, can automatically change the content of an advertiser's Internet messages and offers in real time, or virtually instantaneously, in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data. For example, our technology can continually update advertising messages for an airline across all Web sites in a particular campaign to reflect changes in seat availability and prices.

Industry Background

 The Internet as an Advertising Medium for Direct Marketing and Branding

   The Internet is rapidly becoming an important advertising medium for direct marketing and product branding. Forrester Research, Inc. anticipates that U.S. online advertising spending will grow from $2.8 billion in 1999 to $17.2 billion in 2003, driven by a number of factors, including the growing online population, the acceleration of e-commerce, or commerce conducted over the Internet, and the advancement of online marketing technologies. According to International Data Corporation, the U.S. online population is projected to grow from 80.8 million in 1999 to 177.0 million by 2003, and U.S. e-commerce spending is projected to increase from $74.4 billion in 1999 to $707.9 billion by the end of 2003.

   To date, the major spenders in online advertising have been Internet, computer and technology companies and financial institutions. We believe other advertisers, who have historically used more traditional media, are increasingly becoming attracted to the Internet because of its global reach, potential to enable one-to-one marketing and ability to track and measure campaign results in real time. Advertisers are beginning to recognize the effectiveness of the Internet to build long-term brand awareness, perform valuable market testing, and facilitate immediate trial and sales of products and services. In contrast to traditional, or off-line advertising, the interactive nature of the Internet gives companies the ability to send advertising messages to consumers and enables consumers to immediately respond to the advertising. Furthermore, the Internet enhances client-specific marketing campaigns to promote customer retention and loyalty.

   Despite the emergence of the Internet as a medium for advertising, expenditures for online advertising represent only a small portion of all media spending. Forrester Research, Inc. estimates that by 2003, U.S. total media spending will reach approximately $260.6 billion, of which the online component of $17.2 billion will represent only 6.6%. We believe online media spending has the potential to capture a larger portion of total media spending as new technologies improve the effectiveness of online advertising and attract more traditional media advertisers to the Internet.

   We believe the rapid growth of e-commerce has changed the nature and pace of business operations and competition. Companies are increasingly realizing the importance of using the Internet to manage and transact business, and communicate with consumers, clients, suppliers and partners, far beyond the simple sale of products and services over the Internet. In addition, we believe companies are increasingly leveraging their significant financial and technical investments in software applications that manage and store critical business information, such as business resource planning and supply and distribution management systems.

 The Challenges of Online Advertising

   An effective online marketing campaign requires a wide range of implementation, management and technology expertise in campaign development, advertising execution and results analysis. The real-time delivery, measurement and analysis of multiple advertising campaigns encompassing thousands of Web sites is

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

complex and difficult to execute and manage. We believe traditional advertising agencies and most companies typically do not have the expertise in the Internet medium to address these delivery and management requirements.

   The increase in online advertising spending has heightened expectations for more effective advertising campaigns and improved return on investment of advertising dollars spent. The standard benchmarks to measure the impact of an advertising campaign are banner impressions, viewer click-through rates to advertisers' sites from online messages, and conversion rates, which are the percentage of consumers who complete a purchase or other transaction. We believe click-through rates have been declining as advertisers increasingly compete for the attention of online consumers, and as a result, companies are searching for more effective advertising messaging techniques in order to increase click-through and conversion rates.

   To date, online advertising has not achieved effective "one-to-one" marketing, which entails delivery of the right message to the right consumer in real time. Ideally, advertisers seek to identify potential customers most likely to purchase their products, send them a message tailored to their individual preferences, and do so at a time when they are most likely to make a purchase decision. Most current technologies are focused on identifying prospective consumers based on their demographic, geographic or consumer preference data. The use of customer profile information by Web sites and advertisers may result in stricter regulations in areas such as consumer privacy. Identifying prospective consumers, while complying with privacy standards, however, represents only one component of true one-to-one marketing. The ability to send the right message in real time remains a significant challenge.

   Sending a customized message in real time would enable companies to use the Internet as an effective online marketing and sales channel. The right message includes appropriate product information for a particular consumer based on the existing status of a company's underlying business variables including, for example, product pricing and availability. In order to achieve this, companies must access and integrate their existing business information into the online advertising process, enabling them to incorporate their business information in targeted messages and turn an advertisement into an effective marketing tool. For example, a hotel with excess availability in New York City would seek to advertise discounts to consumers booking flights to New York.

   We believe that there is a significant opportunity for a vendor who can provide a comprehensive, technology-based solution for online advertising campaigns. We believe that this solution must provide the following key capabilities:

  . the expertise to manage and execute all aspects of online marketing campaigns;

  . the ability to accumulate valuable data on non-personally identifiable customer behavior;

  . the ability to perform detailed return on advertising investment analyses in a timely fashion;

  . the ability to customize messages and offers in real time;

  . the ability to integrate important business data, such as product and pricing information, into online advertising message content; and

  . the flexibility to comply with varying privacy standards in different countries, as well as complying with the individual privacy preferences of Web sites and Internet users.

Solution

   We provide technology-based services that enable companies to deliver customized online advertising messages and offers that reflect their internal business data in real time. Our MOJO technology allows companies to adjust their online advertising virtually instantaneously in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data. Our services encompass planning, executing, monitoring and analyzing online marketing campaigns. Our clients either develop the

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

advertisements themselves, or contract with an advertising agency to perform the creative development of the ad campaign. We believe the wide range of services we offer will enable advertisers to deliver more effective online campaigns and improve their return on advertising investment.

   Our solution includes the following benefits:

  . Comprehensive Online Advertising Campaigns. We provide a wide range of online campaign services, including strategic planning, media buying, ad serving and results measurement and reporting for advertisements that have been designed and created by our clients or their advertising agencies.

  . Real-time Tracking and Measuring of Campaign Results. We continually monitor a variety of measures for our clients, such as click-through and conversion rates, and provide Internet access to performance reports 24 hours a day.

  . Message Re-targeting. We can use Internet browser-based tracking tools to capture and analyze data on site visitation patterns, although we do not maintain, share, or sell any personally identifiable data or anonymous user profile information. We can, however, use this data to refine future messages to consumers whose site visitation patterns we have tracked.

  . Real-time Messaging. We can change the content and site placement of online advertisements in real time. This enables a company to tailor a message based on predefined business parameters and a Web site visitor's general profile in order to deliver the right message virtually instantaneously.

  . Integration of Customers' Business Information. Our MOJO technology enables us to integrate business information with an online advertising campaign to customize and deliver advertisements in real time based on Web site visitors' general profiles and a client's relevant business information such as inventory and pricing levels.

  . Consumer Privacy. Our MOJO architecture was designed with the privacy of users in mind. MOJO does not rely on personally identifiable information or anonymous user profiles to deliver a message.

Strategy

   Our objective is to become the leading provider of technology-enabled marketing solutions. Our strategy includes the following key elements:

  . Expand Alliances with Advertising Agencies. We intend to expand and strengthen our alliances with traditional advertising agencies to extend our direct sales efforts. We will continue to provide agencies with critical online media technology expertise, which we believe will accelerate our penetration of medium to large-sized corporate clients. We have already established alliances with major agency networks and holding companies such as Young & Rubicam, and its direct marketing entity, Impiric (previously Wunderman Cato Johnson); The Interpublic Group of Companies and its subsidiaries McCann-Erickson/A&L and DraftWorldwide; and Publicis & Hal Riney. We are also working with other advertising agencies, such as KSL Media, Critical Mass and Tonic 360 in efforts to offer our services to and generate business from their clients. We intend to pursue relationships with other advertising agencies by providing technology-enabled services and support for online advertising that can be fully integrated with their off-line initiatives.

  . Target Global 1000 and e-Commerce Companies. We can provide significant benefits to large companies that require online advertising management and technology expertise for the Internet and have made a significant investment in software applications which manage and store critical internal business information. We also intend to target companies that rely on the Internet to conduct electronic commerce. We target these constituencies through our direct sales force, business development teams and international sales offices.

  . Maintain Technology Differentiation. We believe that our technology is a key competitive differentiator. Our MOJO technology platform enables us to efficiently deploy services that give our

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

    clients innovative advertising capabilities while providing the ability to integrate their internal business information into their online messages in real time. Our Java objects-based architecture enables our services to scale geographically across the Internet and a large number of transactions and advertisers.

   . Enhance Sales Capabilities Through Marketing and Business
     Relationships. We plan to broaden our existing marketing and business relationships with companies such as Ariba, SAP Labs, Post Communications, Net Perceptions and Icon Medialab, and to build relationships with additional companies for our campaign and message management capabilities. We are seeking to work with traditional and interactive advertising agencies, online ad serving companies, ad publishing representatives, Web development and consulting firms, business application companies and systems integrators. Our objective is to establish alliances with these companies and accelerate our sales penetration into clients that would benefit from our services. In addition, we expect to develop and manage affiliate and sponsorship programs which generate shared revenues derived from prospective e-commerce-based services.

   . Leverage the MOJO Technology Platform to Expand Service Offering. We intend to establish our MOJO technology as the leading platform for next generation online and offline messaging services. We designed the MOJO technology as a broad-based platform to enable additional functionality and services. As such, our platform can be extended to include a number of different messaging applications and services specific to our customers needs. We will continue to evaluate additional messaging services to drive demand and sales of our offering. Such services may include, but are not limited to, wireless messaging, e-mail direct marketing and interactive television.

   . Deliver Flexible Online Marketing Solutions. We believe that online advertisers will increasingly demand greater flexibility and accountability in their advertising programs. Because we can unbundle our technology-enabled services, our services can be deployed together with the capabilities offered by some other advertising and technology providers, such as Engage Technologies, Sabela and DoubleClick. By working with third-party providers, we can offer specific services, such as dynamic tailored messaging, that complement their advertising services. This flexibility creates enhanced revenue opportunities and accelerates market adoption of our services and technology by targeting clients interested in unbundled elements of our services.

   . Broaden International Presence. We plan to expand our capabilities and presence internationally in order to capitalize on the global reach of the Internet. We also believe there is a significant opportunity to provide our services to companies based outside of the United States that require technology-enabled advertising services tailored for their local markets. We have opened an office in Hamburg and we expect to establish offices in London, Paris and Tokyo in the future.

Our Services

   Our technology-based marketing services encompass campaign planning and execution, online message management and campaign analysis. Our services can be delivered individually or as a suite of services and are principally priced based on cost per thousand impressions, cost per click, or cost per acquisition, which can include sales and registrations.

   Our services can be offered as part of a complementary solution provided in conjunction with services provided by other advertising and technology vendors. In particular, our MOJO technology can be deployed with the ad serving capabilities provided by other companies, and interactive ad agencies. This allows us to work with clients of these service and technology providers who do not wish to purchase all of our campaign management capabilities, but still want to deploy our MOJO technology or any of our other services.

   The creative portion of our clients' advertisements are created by our clients' advertising agencies, or internally by our clients' marketing staffs. For example, we have worked with the ad agencies Publicis & Hal

Riney, Tonic 360 and McCann-Erickson/A&L, and Web design companies, such as Critical Mass, to develop and implement advertising services for companies such as Hewlett-Packard and macys.com. If the ad agencies with which we currently work were to develop technology that provides their clients with the same services that our technology currently provides, our ability to generate revenues from the ad agencies' clients could be harmed.

             Services                        Description of Services
             --------                        -----------------------
  Campaign Planning and Execution . Develop an online media strategy based on the client's business objectives and the
                                    appropriate Internet media opportunities.

                                  . Plan and purchase media across Internet
                                    advertising networks and independent Web sites, employing various price structures.

-------------------------------------------------------------------------------
  Message Management              . Apply targeting goals based on the specific
                                    capabilities of each Web site or
                                    advertising network considered for the
                                    marketing campaign.

                                  . Manage the electronic delivery of online
                                    advertisements by serving the ads ourselves or contracting with established third-party ad-serving companies.

                                  . Adjust campaigns in real time across all
                                    Web sites based on predetermined schedules or the occurrence of defined events.

                                  . Customize messages in real time based on
                                    nonpersonally identifiable customer
                                    profiling, changes in internal business
                                    information, market events and campaign
                                    performance as measured by standard metrics or return on investment analysis.

                                  . Use Web browser-based tracking tools to re-
                                    target consumers

-------------------------------------------------------------------------------
  Campaign Analysis               . Track and monitor campaigns for results as
                                    measured by Web site and advertisement.

                                  . Provide real-time reports customized by
                                    performance data, including impressions, click-throughs and conversions for each Web site and advertisement.

                                  . Generate campaign return on investment
                                    statistics summarizing results by
                                    categories such as user-targeting data,
                                    inventory changes, Internet sites and
                                    date/time.

                                  . Optimize campaigns based on ongoing
                                    performance data.

 Campaign Planning and Execution

  . Campaign Planning. We develop Internet media strategies based on advertisers' business goals and advertising objectives, such as brand awareness, product trial and sales, and previous online performance, if available. We determine target audiences using demographic, geographic and consumer preference information, or consumers' areas of interest. Our online media programs can be developed independently or in conjunction with clients' off-line campaigns to deliver a consistent brand message at each point of contact.

  . Media Buying and Placement. We leverage our wholesale buying power in planning and buying across all advertising networks and independent Web sites. Each campaign is customized, incorporating sponsorships, keywords, run of site, specific position and remnant space, where applicable. Media purchases can be based on several models including cost per thousand impressions, cost per click, cost per acquisition and revenue-sharing programs. Our MOJO technology processes insertion orders systematically across networks and individual Web sites to deliver accurate ad placement.


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

  . Ad Serving. Our third-party ad serving capabilities allow adjustments to be managed quickly and efficiently because the only changes required to the advertisements are effected on our servers rather than on each individual Web site where the advertisements appear.

  . Message Re-targeting. We can use Internet browser-based tracking tools to capture and analyze data on site visitation patterns, although we do not maintain, share, or sell any personally identifiable data or anonymous user profile information. We can, however, use this data to refine future messages to consumers whose visitation patterns we have tracked.

 Message Management

  . Dynamic Messaging. We enable advertisers to modify advertising messages dynamically, that is, at any point in time. Online advertisements contain "data fields" where messages can change, such as products, prices or special offers. Message modification can be automated by establishing predefined events that determine message content, such as product rotations or price reductions. Advertisers can also make modifications manually, directly from their desktop computers.

  . Targeted Messaging Integrated with Business Data. Our messaging capabilities enable advertisers to use up-to-the-minute business information, such as product availability and pricing, to deliver a customized message to each viewer. We assist advertisers with the development of business rules based on product database or business system information. During a campaign, our MOJO technology can make automatic modifications to the advertisements on the basis of these business rules. We believe that clients with time-sensitive inventory are particularly well-suited to take advantage of these capabilities. For example:

    . An airline promotes roundtrip fares between San Francisco and New
      York to business travelers. Fourteen days prior to the flight, the airline advertises seats at $956. The airline could specify that seven days before the flight, the price on the banner message would systematically change to $1,499. Based on excess seat availability two days prior to departure, the fare offered for a limited number of the seats would be automatically discounted to $799.

    . A hotel chain focuses its advertising campaign on reaching an 80% occupancy rate. When the occupancy rate of a particular hotel reaches this level, the message is automatically directed to promote another property within the chain.

  . Queued Creative. Advertising based on specific schedules or time-sensitive information can be pre-programmed across all campaign sites. For example, a banner for a promotion that starts and ends at an exact time or day can be queued to start and stop automatically at the appropriate times.

  . Storyboard Messaging. Using our technology, a "storyboard" of advertising messages can be constructed in a series. The campaign can be designed to show a set of advertisements in a predefined sequence for a particular consumer, regardless of which Web site in the campaign is viewed. This choreographs a series of customized messages based on the consumer's interests and online activity. For example, a viewer purchasing a computer online can be presented with advertisements for accessories the next time he or she accesses a Web site within the campaign.

  . Multiple Messaging. MOJO technology enables single advertisements to provide multiple promotional opportunities and click-through message options. The choice of message is determined by the location of the advertisement on which the consumer clicks. For example, if a consumer received a banner depicting a map of the United States and clicked on the state of California, the consumer would receive a different message than if he or she were to click on the state of Maryland.

  . URL Matching. A targeted message can be delivered based on the context of the universal record locator, more commonly known as the URL, which enables advertisers to purchase a run-of-site schedule, but ensure that specific ad messages related to the content of the URL are served. For example, a travel advertiser could buy "Yahoo" and a California travel advertisement could be served to viewers of the subsection "Yahoo/Yahoo Travel/California."

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

   Currently we have eleven customers who use our message management services, as compared to five customers who used our message management services in the fourth quarter 1999. To date, we have not generated material revenues from message management services.

 Campaign Analysis

  . Campaign Tracking. We track performance statistics such as impressions, click-throughs and conversions, which include sales and other types of transaction activity such as registrations and requests for information, across all campaign sites. Activity is monitored by site, creative unit, such as a banner or side panel, and message content. Our technology enables tracking of performance metrics for standard advertisements and for the more difficult to monitor advertisements that incorporate audio and video components. We can also track advertising that is served by independent third-party ad servers.

  . Campaign Reporting. We provide a broad range of accurate and timely reporting capabilities customized to meet individual advertiser's needs. Clients are able to view secure, real-time campaign reports by performance statistics, including impressions, click-throughs, conversion rates and sales, at any time over the Internet in a summary format that provides results categorized by site and by advertisement.

  . Return on Investment Analysis. Return on investment reporting is customized to each advertiser and integrates sales and conversion data to generate campaign statistics in real time. Reports provide measurements on performance by tracking sales and other conversions criteria, such as registrations and information requests, as well as by tracking the number of visitors who did not act immediately, but subsequently returned to the Web site and purchased.

  . Real-time Campaign Optimization. Our MOJO technology allows predefined business rules to automatically optimize campaigns. In addition, we can make real-time changes to campaigns based on ongoing performance data. Our customized, real-time reports facilitate quick determination of the effectiveness of sites and advertisements based on performance metrics, such as lowest cost per sale and highest sales volume.

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

Technology

 Description of Our MOJO Technology Platform

   Our proprietary MOJO technology platform utilizes a mobile Java object architecture, each object being a discrete piece of software written in Java code. These objects store critical information relevant to the execution of a campaign, and can be controlled remotely, or through a computer not physically located at the same place as the servers containing the advertisements. In addition, these objects can exchange data with each other using the Java language over our publish and subscribe-based messaging communication network. "Publish and subscribe" is a communication method that allows the exchange of information anonymously, which means that an advertiser's proprietary information is not revealed or stored in the process. These objects are mobile and platform-independent, meaning they can reside and be controlled on servers operated by Mediaplex, the advertiser or any other third-party ad server using different operating systems. We believe our MOJO technology facilitates timely, efficient and accurate campaign execution and management as well as a secure and efficient means of integrating a client's proprietary internal business systems with the online advertising campaign. Our architecture is designed for scalability and high performance to manage multiple advertising campaigns across thousands of Web sites.

[Graphic of a triangle containing the caption "Advertising Objects," connected by two arrows pointing away from and towards a circle containing the caption "Network Services," connected by two arrows pointing away from and towards a square containing the caption "Business Integration." Adjacent to the caption "Advertising Objects" is the following text:

 .Stores campaign profile and settings

 .Determines context of an ad request

 .Determines which advertisement to display

 .Manages the display of advertisements

 .Manages ad serving rules

Adjacent to the caption "Network Services" is the following text:

 .Publish and subscribe network

 .Coordinates communication between objects

 .Generates reports

 .Maintains business rules

Adjacent to the caption "Business Integration" is the following text:

 .Contains relevant business data

 .Facilitates two-way communication of events representing changes in internal business data and results of ad serving activities

 .Maintains security and integrity of internal business data]

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

   Mediaplex's MOJO architecture has three primary technical components: advertising objects, network services and business integration:

     Advertising Objects. Advertising objects contain all information relevant to a campaign and manage the serving of each advertisement. Targeting rules residing in an ad-serving object determine, for example, the targeting profile upon which to focus and which message to send to a particular consumer. Tracking functions for an advertising campaign are also performed by these objects, which can be stored and executed on any server. The advertising objects may be modified or transferred in real time using computers physically located in the same facility and in facilities different from the servers on which the advertising objects are stored.

     Network Services. This component manages the entire campaign and coordinates communication between other objects and with our clients through our publish and subscribe messaging capability. This messaging capability receives events published or transmitted by various objects and forwards that information to other objects that are authorized to receive such information. This component contains the business rules for a campaign that determine, for example, which product information will be advertised and at what price, in response to changes in inventory levels. Reporting functions are also performed in this layer, which also provides access to relevant campaign data, through the publish and subscribe messaging capability. This network services layer applies predefined business rules to modify an advertising message on the basis of events summarized and stored within other objects within the network. This component is administered remotely, residing in our two co-location data centers, and communicates with the other technical components, namely, advertising objects and business integration, while executing the campaign.

     Business Integration. This component consists of objects that store the client's internal business data relevant to the campaign and generate events that are communicated to the network services layer and advertising objects. The underlying internal business information is not transferred and, thus, the integrity of a client's business information is protected and preserved under our architecture. In addition to communicating client events to the campaign, actual campaign results are communicated back to the client for analysis by the client and for updating the client's internal business data.

 Competitive Advantages of Our Technology

   We believe our technology provides these distinct competitive advantages:

   Real Time. Campaign customization and optimization occurs in or near real time. Our MOJO technology is structured to enable our clients to establish business rules which will automatically customize an advertising message in response to predefined events the moment, or shortly after, the event occurs. Real-time adjustments can also be made manually based on reports received during ongoing campaigns.

   Flexibility. Our MOJO platform is designed to be flexible, supporting both simple operations such as remote banner serving and click-through tracking and more sophisticated operations, such as return on investment tracking and automated feedback. Marketing campaigns can be modified in real time automatically or manually, based on changes in the data stored in various objects. These changes are communicated between objects through a continuous communication loop facilitated by the publish and subscribe messaging capabilities. Our architecture is also designed to be open and compatible with most major business software applications and systems. Our MOJO technology is easy to integrate and implement because it uses an industry standard language, extensible mark-up language, commonly known as XML, for its data encoding and communication. MOJO also supports major industry standards for programming languages, operating systems and Internet protocols.

   Scalability and Reliability. Our MOJO architecture is designed to scale in anticipation of increased transaction demand and the ability of our systems to process the transactions. Our technology is scalable by simply adding more servers to accommodate system data traffic. The application logic of our technology is designed to remain unchanged as the transaction volume grows. In addition, our technology uses automatic failure protection combined with fault tolerance, which allows campaign requests to be served even if one or more servers are down.

   Flexibility to Comply with Privacy Standards. Our technology is designed in anticipation of privacy concerns and is engineered to be compliant with both domestic and international privacy standards. MOJO technology relies on principally the advertiser's business information, such as pricing and inventory levels, rather than on a viewer's profile. As a result, we use non-personally identifiable information provided by the Web sites about their viewers' general demographics and interests. We do not maintain, share or sell any personally identifiable data or anonymous user profile information.

 Server Capacity Limitations

   Based on our available servers and technology as of December 31, 1999, our ad serving capacity was approximately 120 million impressions per day. At that date, the highest number of impressions served on any particular day was approximately 39 million. If we determine that our capacity will become significantly constrained in the near future, we intend to increase the number of servers and related technology to meet the additional capacity. In addition, because of the significant fluctuations in the number of impressions served from day to day, it is difficult to estimate the impact of a limitation on our capacity. To date, capacity limitations have not been a problem for our ad serving activities.

Sales and Marketing

   We market and sell our services primarily through our field sales force, which included 71 sales people as of December 31, 1999. Currently, we have sales offices and support operations in San Francisco, New York City and Hamburg, and plan to open additional sales offices in Western Europe and Tokyo. We intend to broaden our global presence by expanding our international sales force and by entering into marketing agreements with international partners.

   Sales leads are primarily of two types: direct leads and leads from business alliances. Direct leads are derived through field sales, client referrals, our Web site, trade shows, and responses to our public relations and marketing efforts. Business alliance leads are derived from companies that offer complementary Internet services. These companies include traditional advertising agencies, Web site design companies, Internet development and consulting firms, business resource planning vendors, interactive ad agencies, system integrators, and creative and software tool kit companies. Our sales account teams typically include an account manager, associate account managers, a campaign manager and an account coordinator.

   We use a variety of marketing programs to build awareness of Mediaplex and its service offerings. These include collateral marketing materials, online and off-line advertising, press coverage and other public relations efforts, trade shows, seminars and conferences, relationships with recognized industry analysts, and the Mediaplex Web site.

Business and Marketing Alliances

   An integral part of our strategy is to develop alliances and relationships with complementary service providers to enhance our sales, marketing and client development efforts in the United States, Europe and Asia. The alliances and relationships that we have established to date are, except as described below, non-exclusive and contain terms of six months to five years, some with renewal options. We have established alliances within industries that we believe are most appropriate for the propagation of our technology and services, as follows:

     Enterprise Resource Planning. In August 1999, we entered into an agreement with SAP Labs, Inc., a subsidiary of SAP AG, an enterprise resource planning, or ERP, software company. Enterprise resource planning refers to a business management system that integrates various aspects of a business, such as planning, manufacturing, sales and marketing. Enterprise resource planning software enables the exchange of information within and among businesses and their suppliers, customers and partners. Under the terms of our agreement with SAP Labs, Inc., we are in the process of creating an interface to SAP's R3 ERP system that will enable SAP's enterprise customers to implement our MOJO technology in their e-commerce marketing programs.

     Operating Resource Management. In September 1999, we entered into a non-binding memorandum of understanding with Ariba, Inc. to integrate our real-time online media buying technology into the Ariba Network. Ariba provides an Internet-based system that enables companies to automate their online procurement of goods and services. The Mediaplex and Ariba integrated service is expected to enhance the efficiency of managing online advertising campaigns for the Ariba Network customers by providing an automated system for the transmittal and acknowledgement of advertisement insertion and change orders using adXML, our version of XML.

     System Integration. In September 1999, we entered into an agreement with OTP Software, Inc., a systems integrator specializing in Oracle and IBM software. OTP Software will provide interfaces for MOJO technology into Oracle and IBM applications. Our relationship with Active Software, a leading provider of eBusiness integration software, combines the capabilities of Active's ActiveWorks Integration System that is designed to retrieve a company's business data contained within disparate enterprise applications, with MOJO's ability to change advertising messages based on this business data in real time.

     Internet Development and Consulting. In May 1999, we entered into a preferred provider agreement with Icon Medialab, a global Internet architect for companies integrating Internet-based technology with business strategies. Icon Medialab's services include strategy consulting, system integration, interface design and usability testing for enhanced customer relations. Under our agreement with Icon Medialab, we may cross-refer clients and collaborate on joint marketing and strategic consumer development programs. We also believe that we will benefit from Icon Medialab's presence and marketing capabilities in Europe.

     Cable Television Providers. In August 1999, we entered into an agreement with Across Media Networks to offer marketers the capability to deliver targeted offers, both on cable television and the Internet, driven by business rules and relevant marketing data. Across Media Networks designs and operates private label cable channels to enable cable operators to outsource the creation of branded, advertiser-supported subscriber information channels, and serves over three million subscribers in more than 75 cities nationwide. We will provide MOJO technology to Across Media Networks exclusively in conjunction with online marketing and advertising programs for its CityHits Internet business and clients.

     Wireless Messaging. In December 1999, we entered into a letter of intent with OpenGrid to extend the MOJO technology to the wireless communications medium. The Mediaplex/OpenGrid integration will overlay the MOJO technology with the OpenGrid Interchange platform to deliver customized wireless advertising in real time to customers using mobile devices, such as cellular phones.

     adXML. adXML.org is Mediaplex's sponsored initiative as a global open communication language for automating transactions between business sectors within the advertising industry, including advertisers, advertising agencies and media vendors. adXML is designed to streamline the buying, placement and procurement of inventory information by using a standardized language, XML, or extensible mark-up language. The adXML organization has completed an initial beta test of adXML. To date, the adXML organization is comprised of 88 companies categorized in nine subcommittees including online, print, television, radio, out of home, wireless, process, return on investment and broadband. The membership includes Motorola, Nokia, ABC TV, Flycast and DoubleClick.

     E-mail Communications. In November 1999, we entered into an agreement with Post Communications to extend the MOJO technology to the e-mail communications medium. The Mediaplex/Post integration will use Post's proprietary datamart customer profiles to generate customized and up-to-the-minute new advertisements within e-mails.

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

     Opt-in Promotional Offers. In November 1999, we entered into an agreement with SoftCoin through which we plan to enhance our dynamic messaging capability by integrating SoftCoin's off line promotion data with the online promotion data accessed by MOJO. We believe this will enable MOJO to target online users based on their off-line purchase behavior, through opt-in promotional offers, which are offers that require a consumer to affirmatively choose to participate in the promotion and disclose certain information.

     Rich Media. In January 2000, we entered into an alliance with FreeStyle Interactive that allows us to provide online advertising in a more compelling format. FreeStyle can create rich media ads that read data directly from the MOJO system, so that dynamic messaging features can be combined with animations, games and various visual and audio effects.

   In the first quarter of 2000, we also established a relationship with Broadbase, a leading provider of customer analytic solutions. Broadbase provides prices, analytical information on customers and call data information, which enhances the ability of clients to react quickly to market changes.

   In July 1999, we entered into a technology integration and services agreement with DoubleClick, a provider of online advertising services, which provided for mutual services and obligations. We and DoubleClick have recently agreed to terminate this agreement. As a result, we and DoubleClick will be unable to realize the benefits under that agreement. However, we and DoubleClick may continue to explore ways of integrating our MOJO technology with DoubleClick's ad serving technology, known as DART. Although we expect to continue to purchase media in DoubleClick's publisher network, we expect competitive pressure from DoubleClick to increase in other areas.

Our Clients

   As of February 29, 2000, Mediaplex had over 75 active clients. The following is a list of all of our clients that purchased more than $50,000 in services from January 1, 1999 to February 29, 2000:

                                    Clients

      1800DAYTRADE.COM                 ShopMattel.com
      AdAuction.com                    more.com
      Akamai Technologies, Inc.        musicmaker.com
      AnyDay.com                       MyShopNow.com
      Ashford.com                      myTrack
      Le Club des Createurs de Beaute  National Discount Brokers
      BigVine                          NextPlanetOver
      Capstone Studio                  OfficeMax.com
      Cassava Enterprises Ltd.         Orbis Online
      DATEK Online                     PCMall/Creative Computers, Inc.
      Deutsche Bank                    Providian Financial Corporation
      DoveBid                          Reflect.com
      DriveSavers                      Replay TV, Inc.
      eCOST.com                        sales.com
      eFax.com                         School Specialty, Inc.
      eTranslate                       SelfCare.com
      Evite                            ShopNow.com
      Financial Engines                Silicon Graphics (SGI)
      Fisher Investments, Inc.         Sprint PCS
      Flowerfarm.com                   Strong Funds
      FreeShop.com                     Sun Microsystems, Inc.
      FreshFlowerSource.com, Inc.      The Media Edge
      Hewlett-Packard                  ToyTime, Inc.
      HomeGain                         uBid.com
      Investor's Business Daily        Virtumundo, Inc.
      LuckySurf.com                    Visto Corporation
      macys.com                        WinStar Interactive
      Mamma.com

   The following is a list of advertising agencies with whom we have established alliances and which have referred to us clients that purchased more than $50,000 in services from January 1, 1999 to February 29, 2000:

                              Advertising Agencies


     Critical Mass

                                               Lowe & Partners

     DynaMind, LLC.

                                               McCann-Ericson/A&L

     Gardner, Geary, Coll & Young

                                               Publicis & Hal Riney

     Hample Stefanides

                                               Tonic 360

     KellTech Internet Services

                                               Winkler Advertising

     KSL Media, Inc.                           Young & Rubicam

Client Case Studies

 Publicis & Hal Riney for Hewlett-Packard

   Mediaplex worked with Publicis & Hal Riney to develop an online marketing program for Hewlett-Packard, one of the world's largest computer companies producing more than 29,000 products for personal use and use in industry, business, engineering, science, medicine and education.

  . Challenge: Hewlett-Packard required an online marketing program that entailed extensive tracking, reporting and analysis for four separate products as it began to market its full line of business PCs and servers over the Internet.

  . Mediaplex Solution: Mediaplex developed and managed an online advertising campaign for Hewlett-Packard's laptop, business PC, server and high-end work station products. Working closely with Hewlett-Packard and Publicis & Hal Riney, Mediaplex developed four strategic media plans to reach targeted audiences based on each product's specific user profile. The Web pages that housed the product information resided on Mediaplex servers, which enabled Mediaplex to accurately track both the time spent viewing product information, and the viewer's next step. Mediaplex provided a comprehensive analysis of customized metrics reflecting the results of the campaigns as they progressed, including numbers of impressions and click-through rates achieved for each banner.

  . Results: Using MOJO technology, Mediaplex modified advertisements and placements, in real time, based on a continuous analysis of the campaign's performance. By tracking movements made on each product page, Mediaplex was able to determine for Hewlett-Packard, on a product by product basis, whether consumers were clicking through to gather information, make a purchase, reach a sales representative or were merely browsing.

 eCOST.com

   eCOST.com is a retailer of computer products, consumer electronics, games and game systems, and is one of the fastest growing multi-category Internet retailers. eCOST.com's parent company, Creative Computers/IdeaMall, focuses on electronic commerce markets.

  . Challenge: In a highly competitive e-commerce arena, eCOST.com's objectives were two-fold: achieve a higher conversion rate and lower cost per acquisition, specifically on its hand-held electronic devices, by increasing qualified traffic to the eCOST.com site; and improve performance measurability.

  . Mediaplex Solution: Mediaplex implemented a customized Multiple Messaging campaign, enabled by its MOJO technology. Designed to promote multiple offers and deliver separate click-through paths within a single banner ad, Multiple Messaging was the solution chosen for generating customer interest because it allows the simultaneous promotion of multiple products. The choice of message is determined by the position on the banner on which the site visitor clicks. For example, the eCOST.com banner advertised both the Palm V Organizer and the Palm IIIx. Unique URLs attached to each image linked the viewer directly to the appropriate "Buy Now" page on eCOST.com's site.

  . Results: The Mediaplex reporting system collected all delivered clicks associated with each creative component within the single banner, breaking out the clicks by product, such as Palm V Organizer versus Palm
    IIIx. eCOST.com has expanded its use of the MOJO technology to include real-time price and product information through eBusiness Messaging.

Technical Support

   We provide extensive technical strategy and support throughout the implementation and maintenance phases of the deployment of our services. This support is comprised of three key components: Network Operations, Technical Account Coordination and MOJO Implementation.

 Network Operations

   Our network operations organization is responsible for ensuring that our network and servers are fault-tolerant. We have organized our network of servers to provide significant protection against potential breakdown or outages.

 Technical Account Coordination

   We believe that our technical account procedures protect the client from data loss. Each account team, comprised of a customer support manager, software engineer and director of systems operations, holds frequent meetings to discuss each ad campaign currently being conducted. These teams review each client's campaign for which the team is responsible to ensure the client's program is operating trouble-free.

   Our account coordinators also work with each publisher to provide smooth technical implementation of the campaign, and test each technical aspect of the campaign before it is launched.

 MOJO Implementation

   Our engineering organization takes an in-depth and focused approach to the implementation of our MOJO technology for each client's online campaign. Each team meets with its clients to fully understand the client's environment, its computer systems and exactly how the MOJO technology needs to work with the client's specific computer systems. The team also works with the client to define the campaign needs and then implements an appropriate plan based on the campaign goals set by the client. Once MOJO is installed, the team performs ongoing implementation and support of the client's campaign.

Privacy of Client Data

   Our clients generally have implemented security features to protect the privacy and integrity of the data collected from their users. However, this information may be susceptible to hacker interception, break-ins and disruption. We face privacy issues related to our ability to access our clients' internal business information data. In some cases, our clients have expressed concern that, because we manage advertising campaigns for them as well as for their competitors, their confidential business information may be exposed to these competitors. In order to prevent the unintentional exposure of confidential business information of our clients, we have created safeguards for their data, including the use of separate secure servers for clients with any potential product overlap, independent client teams with no overlapping personnel, and confidentiality agreements on behalf of the advertising agencies with which we work and on behalf of the client. In addition, we maintain a strict policy that no client data should be shared, sold or aggregated with any other client's data.

Consumer Privacy

   Our MOJO architecture was designed with the privacy of consumers in mind. For example, in Germany, strict privacy rules require that in order to set a cookie on a consumer's hard drive, a party must have a relationship with that consumer. Cookies are small files of information stored in a user's computer which allow us to recognize that user's browser when we serve advertisements. This means that in Germany, an e-commerce Web site can set cookies, but an ad network cannot. Because our mobile Java objects can reside on the client's server, we can serve ads from the e-commerce site's servers, thus incorporating valuable cookie information in the targeted ad-serving process. In Germany, traditional third-party ad serving architectures could not get access to such data because they do not generally have the ability to serve ads from the e-commerce site's data center.

Government and Industry Privacy Regulation

   Within the United States, the legal landscape for Internet privacy is new and rapidly evolving. Collectors and users of consumer information over the Internet face potential tort liability for public disclosure of private information; and liability under federal and state fair trade acts when information sharing practices do not mirror stated privacy policies. The Federal Trade Commission and state attorneys general have been investigating Internet service providers regarding their use of personal information. Recently, class action lawsuits have been filed alleging violations of privacy laws by Internet service providers. In addition, there are a growing number of federal laws that regulate privacy practices, including: the Children's Online Privacy Protection Act, which applies to commercial Web sites and online services that are targeted at children or that have actual knowledge that information is being collected from a child; The Fair Credit Reporting Act, which applies to entities that regularly collect and furnish to others certain types of information, including information bearing on a consumer's credit worthiness, personal characteristics or mode of living; and the recently enacted privacy provisions of the Gramm-Leach-Bliley Act, which impose substantive restrictions on the disclosure to non-affiliated third parties of personally identifiable financial information acquired by financial institutions and requires financial institutions to adopt and provide to customers their privacy policies. We may be liable for either our failure or the failure of our clients to comply with these laws.

   The application of privacy laws of foreign subsidiaries to United States companies doing business with consumers in foreign jurisdictions is also evolving. In October 1998, the European Union adopted a privacy directive that sets minimum standards for personal information processing within the European Union. In addition, most European nations have had comprehensive privacy statutes for some time. Germany, in particular, has adopted significant restrictions on the use of some kinds of profiling techniques, including techniques that are often used by third-party profiling companies. These restrictions limit the effectiveness of our services in Germany. Restrictions in other countries could decrease our ability to provide our advertising and direct marketing services effectively in those countries, which would hamper our ability to expand our operations internationally.

   The Network Advertising Initiative, an industry self-regulatory group comprised of third-party ad servers has proposed a series of self-regulatory principles, which may be more stringent than those currently proposed by federal and state governmental entities. Other trade associations are active as well. For instance, the Online Privacy Alliance, a broad coalition of high-technology companies, is examining fair information practices and may offer proposals for industry acceptance. The Direct Marketing Association, the leading trade association of direct marketers, has adopted guidelines regarding the fair use of information for industry participants to follow.

Intellectual Property

   To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, and confidentiality agreements or licenses with employees, consultants, vendors, clients and corporate parties. Despite these protections, a third party could, without authorization, disclose, copy or otherwise obtain and use our technology or develop similar technology independently.

   We currently have one provisional patent application pending in the United States relating to our MOJO architecture. We cannot assure you that our pending, or any future, patent application will be granted, that any existing or future patent will not be challenged, invalidated or circumvented, or that the rights granted under or any patent that may issue will provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to the protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future to a third party, we would need either to obtain a license to, or to design around, that patent. We may not be able to obtain a license on acceptable terms, if at all, or design around the patent, which could harm our ability to provide our services.

   We pursue the registration of our trademarks and service marks in the U.S. and in other countries, although we have not secured registration of all of our
marks. As of December 31, 1999, we had      registered U.S. trademarks or
service marks; however, we have applied for registration of our Mediaplex and MOJO trademarks, which we believe are key to identifying and differentiating our services from those of our competitors. In addition, the laws of some foreign countries will not protect our proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions.

   We may, in the future, license our proprietary rights, in particular our MOJO technology, to third parties. These licensees may fail to abide by compliance and quality control guidelines with respect to our proprietary rights or take actions that would severely harm our ability to use our proprietary rights and our business.

   In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there exist numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If we were to discover that our technology violates third-party proprietary rights, we might not be able to obtain licenses or continue offering our services based on our technology without substantial reengineering. Any efforts to undertake this reengineering might not be successful, and any necessary licenses might not be available on commercially reasonable terms, if at all.

   Litigation for claims of infringement might not be avoided or settled without incurring substantial expenses and damage awards. In addition, any of these claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing us from delivering our services based on our technology or licensing our technology to third parties or clients. These claims could harm our business.

   In the future, we may license technology that will be integrated with our internally developed software and used in our services. We cannot assure you that third-party technology licenses will become or will continue to be available to us on commercially reasonable terms. The loss of any of these technologies could harm our business. In addition, by licensing technology from third parties, we may become susceptible to claims for infringement with respect to this third-party technology. Even if we receive broad indemnification from our licensors, third-party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could harm our business.

Competition

   The Internet media services market, which includes planning media campaigns, buying advertising space, ad serving and tracking and reporting results of advertising, is extremely competitive and likely to become more intense due to the lack of significant barriers to entry. In particular, advertising agencies without in-house online media management capabilities, including those with which we currently work, may develop these capabilities in the future. Our primary competition for providers of online media planning and buying services is Avenue A, and our primary competitor for third-party ad serving is DoubleClick. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. The following categories represent current and potential competition:

  . online media planning and buying services, such as Avenue A;

  . ad serving companies, such as AdForce, DoubleClick and Engage
    Technologies;

  . publisher networks that provide services directly to clients, such as Flycast Communications, Adsmart and 24/7 Media;

  . organizations that manage affiliate programs, such as LinkShare; and

  . advertising agencies that have or elect to develop in-house online media management capabilities, such as Lowe Interactive.

   We believe that our ability to compete depends upon many factors both within and outside of our control, including:

  . effectiveness, ease of use, performance and features of our technology;

  . client perceptions of the effectiveness of our services and technology;

  . the price of our services;

  . our ability to service our clients effectively over a broad geographic basis; and

  . the timing and acceptance of new services and enhancements to existing services developed by us or our competitors.

   We believe that, in addition, competition will continue to increase as a result of industry mergers, partnerships and consolidation. For example, AdForce, AdSmart and Flycast have recently been acquired by CMGI, AdKnowledge has been acquired by Engage Technologies, a subsidiary of CMGI, and NetGravity has been acquired by DoubleClick. As we expand internationally, we expect to face competition from internationally based competitors, such as Mindshare Digital and Publicis Technology, as well as our domestic competitors with international operations, such as BBDO Interactive, Leo Burnett and The Interpublic Group.

Employees

   As of February 29, 2000, we had 154 full-time employees. Of these employees, 38 were engaged in research and development, 89 were engaged in sales and marketing and 27 were engaged in finance and administration. None of our employees is represented by a labor union or a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

   We currently lease approximately 33,200 square feet of office space for our headquarters in two buildings, located in San Francisco, California. We also lease approximately 13,200 square feet of a facility in San Jose, California that houses our research and development organization and approximately 7,700 square feet in New York City for a sales office. We also lease space for our office in Hamburg, Germany. In addition, we use two third-party, fully redundant co-location facilities that house our Web servers in San Francisco and San Jose, California and we are currently seeking to obtain additional co-location facilities in other areas in the United States. We cannot assure you that we will be able to locate and lease additional acceptable co-location space at a reasonable price.

Legal Proceedings

   From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information with respect to our directors and executive officers as of February 29, 2000:

          Name           Age                            Position
          ----           ---                            --------
Gregory R. Raifman......  40 Chairman of the Board of Directors and Chief Executive Officer
Jon L. Edwards..........  40 President and Director
Walter Haefeker.........  39 Chief Operating Officer
Ruiqing "Barclay"
 Jiang..................  37 Chief Technology Officer
Timothy M. Favia........  37 Executive Vice President, Sales and Development
Michael E. Stanek.......  36 Senior Vice President and Chief Financial Officer
Robert M. Henely........  48 Senior Vice President, Technical Operations
M. Joy Fauvre...........  48 Senior Vice President, Marketing
Brian J. Powley.........  38 Senior Vice President, Client Services
Alan M. Raifman.........  45 Vice President, Business and Legal Affairs
James DeSorrento........  57 Director
Lawrence D. Lenihan,
 Jr.....................  35 Director
Peter S. Sealey.........  59 Director
A. Brooke Seawell.......  52 Director

   Gregory R. Raifman has served as our Chairman of the Board of Directors and Chief Executive Officer since September 1998, and Chief Executive Officer and sole director of MediaPlex, Inc., our former wholly-owned subsidiary since April 1998. Since August 1993, Mr. Raifman has also served as a general partner of Raifman & Edwards LLP, a law firm. Since September 1994, Mr. Raifman has also served as a managing member of PointBreak Ventures, LLC, a venture capital firm. Mr. Raifman received an A.B. in economics and history from the University of Michigan and a J.D. from Georgetown University Law Center.

   Jon L. Edwards has served as our President and a member of our board of directors since April 1998. Since August 1993, Mr. Edwards has also served as a general partner of Raifman & Edwards LLP. Since September 1994, Mr. Edwards has also served as a managing member of PointBreak Ventures, LLC. Mr. Edwards received an A.B. in engineering science from Dartmouth College and a J.D. from Georgetown University Law Center.

   Walter Haefeker has served as our Chief Operating Officer since January 1999. Since September 1994, Mr. Haefeker has served as a managing member for PointBreak Ventures, LLC. From March 1994 to April 1995, Mr. Haefeker served as chairman of the board of directors for CADIS Software, Ltd., a software company. Mr. Haefeker received an Abitur in chemistry and physics from Theodor-Heass Gymnasium, Pinneberg, Germany.

   Ruiqing "Barclay" Jiang has served as our Chief Technology Officer since March 1999. Prior to joining Mediaplex, Mr. Jiang served as president of Netranscend Software, Inc., a business software company, from November 1996 until it was acquired by Mediaplex in March 1999. From October 1993 to September 1997, Mr. Jiang served as a project manager for FutureLabs, Inc., a software company. Mr. Jiang received a B.S. in computer science from Xi'an Jiaotong University, China and an M.S. in applied statistics from Louisiana State University.

   Timothy M. Favia has served as our Executive Vice President, Sales and Development since January 1999. Prior to joining Mediaplex, Mr. Favia was a co-founder of Oxygen Electronics, LLC, a distributor of electronic components, where he served as managing partner from June 1997 to December 1998. From January 1996 to May 1997, Mr. Favia served as vice president, western region, of Open Port Technology, an Internet messaging services company. From July 1988 to January 1996, he served as director of international sales for Thomson Software Products, a software company. Mr. Favia received a B.A. in political science from Fairfield University.

   Michael E. Stanek has served as our Senior Vice President and Chief Financial Officer since March 2000. Prior to joining Mediaplex, he served as Senior Vice President and Senior Research Analyst for Internet infrastructure and enterprise software companies at Lehman Brothers from June 1996 to March 2000. Prior to his tenure with Lehman Brothers, Mr. Stanek was a Partner and Managing Director of Equity Research for Dain Rauscher Wessels from October 1994 to May 1996. He served as Senior Vice President in Equity Research for U.S. Bancorp Piper Jaffray from June 1992 to October 1994, and as Senior Vice President and Portfolio Manager for Mutual of Omaha Capital from September 1989 to June 1992. Mr. Stanek received a B.S. degree in economics from the University of Nebraska.

   Robert M. Henely has served as our Senior Vice President, Technical Operations since March 1999. Prior to joining Mediaplex, Mr. Henely served as director of engineering for Boole & Babbage, Inc., a software company, from December 1997 to March 1999. From November 1981 to December 1997, Mr. Henely served as a research and development manager at Hewlett-Packard Company. Mr. Henely received a B.S. in economics from California State University, Chico and an M.S. in econometrics from the University of California, San Diego.

   M. Joy Fauvre has served as our Senior Vice President, Marketing since July 1999. Prior to joining Mediaplex, Ms. Fauvre served as a marketing director for Heller Financial, Inc., a commercial lender, from October 1994 to July 1999. From June 1994 to October 1994, Ms. Fauvre served as acting advertising manager for Qantas Airways, a commercial airline, and from August 1991 to January 1994, she served as an account supervisor for D'Arcy Masius Benton & Bowles, an advertising agency. Ms. Fauvre received a B.A. in theatre from the University of California, Santa Barbara and an M.A. in theatre from Ball State University.

   Brian J. Powley has served as our Senior Vice President, Client Services since October 1999. Prior to joining Mediaplex, Mr. Powley served as Partner, Worldwide Account Director for Ogilvy Interactive, the interactive division of Ogilvy Worldwide, from February 1994 to September 1999, where he was responsible for global strategic direction and management of IBM's Interactive Brand Advertising. He also held positions at Ziff-Davis from January 1994 to February 1995, and at EMAP Computing from May 1992 to January 1994. Mr. Powley received a degree in management studies from London Guildhall University.

   Alan M. Raifman has served as our Vice President, Business and Legal Affairs since February 1999. Prior to joining Mediaplex, Mr. Raifman served as an associate for Albert A. Rettig & Associates, a business services company, from June 1997 through January 1999. From July 1989 to June 1997, Mr. Raifman served as President and a director of Little Cargo, Inc., a juvenile product development company that he co-founded. Mr. Raifman is currently on the board of directors of Little Cargo, Inc. Mr. Raifman received a B.A. in history and a J.D. from Washington University.

   James DeSorrento has served as a member of our board of directors since August 1999. From June 1982 until its acquisition by Mediacom LLC in May 1999, Mr. DeSorrento served as chief executive officer and chairman of the board of Triax Telecommunications Company, LLC and its predecessor, Triax Communications Corporation, a cable television operating company. Mr. DeSorrento received a B.A. in English from St. Michael's College.

   Lawrence D. Lenihan, Jr. has served as a member of our board of directors since August 1999. Since January 1999, Mr. Lenihan has served as fund manager for Pequot Capital Management, Inc., a venture capital firm. From October 1996 to December 1998, Mr. Lenihan served as fund manager for Dawson-Sanberg Capital Management, a venture capital firm. From August 1993 to October 1996, Mr. Lenihan served as a principal for Broadview Associates, an investment bank. Mr. Lenihan also serves as a member of the boards of directors of

Digital Generation Systems, Inc., a provider of distribution services for ad agencies and broadcasters, STM Wireless, Inc., a satellite and wireless-based communications company, and Triken Technologies, Inc., a semiconductor-processing equipment company, as well as several private companies. Mr. Lenihan received a B.S.E.E. in electrical engineering from Duke University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

   Peter S. Sealey has served as a member of our board of directors since August 1999. Since September 1994, Dr. Sealey has served as an adjunct professor of marketing at the Haas School of Business at the University of California, Berkeley where he also has served as a co-director of the Center for Marketing and Technology. Prior to that, Dr. Sealey was employed by the Coca Cola Company for 24 years, where he held a series of senior management positions, including senior vice president, global marketing. Dr. Sealey serves as a member of the boards of directors of Autoweb.com Inc., a consumer automotive Internet site, L90, a provider of Internet advertising and direct marketing solutions for advertisers and web publishers, and Cybergold, Inc., an Internet-based direct marketing and advertising company, as well as several private companies. Dr. Sealey received a B.S.B.A. in business from the University of Florida, an M.I.A. in industrial administration from Yale University, and an M.A. in management and Ph.D. in management and information technology from the Peter F. Drucker Graduate Management Center at The Claremont Graduate University.

   A. Brooke Seawell has served as a member of our board of directors since August 1999. From April 1997 to September 1998, Mr. Seawell served as the executive vice president of NetDynamics Inc., a business network applications server software company. From March 1991 to April 1997, Mr. Seawell served as the senior vice president of finance and operations of Synopsys Inc., an electronic design automation company. Mr. Seawell serves as a member of the boards of directors of NVIDIA Corporation, a three-dimensional graphics processor, Informatica Corporation, a data integration software company, and Accrue Software, Inc., an Internet data collection and analysis software company, as well as several private companies. Mr. Seawell received a B.A. in economics and an M.B.A. in finance from Stanford University.

Board of Directors

   Our board of directors is currently comprised of six directors. Our board of directors is divided into three classes as nearly equal in size as possible with staggered, three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of the stockholders to be held in 2002. Messrs. Lenihan and Sealey have been designated as Class I directors; Messrs. Edwards and DeSorrento have been designated as Class II directors; and Messrs. Raifman and Seawell have been designated as Class III directors. At each annual meeting of the stockholders after the initial classification, the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. In addition, our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Mediaplex. See "Description of Capital Stock."

   Each officer is elected by, and serves at the discretion of, the board of directors or until his or her successor has been duly elected and qualified. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time necessary to discharge their duties to us. Gregory R. Raifman, our Chairman of the Board of Directors and Chief Executive Officer is the brother of Alan M. Raifman, our Vice President, Business and Legal Affairs. Jon Edwards, our President, is the brother of Michael Edwards, our Vice President, Business Development. There are otherwise no family relationships among any of our directors, officers or key employees.

Board Committees

   The board of directors has established an audit committee to meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The audit committee also has the responsibility to review our audited financial statements and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. DeSorrento and Seawell.

   The board of directors has also established a compensation committee to review and approve the compensation and benefits for our key executive officers, administer our equity incentive plans and make recommendations to the board of directors regarding such matters. The compensation committee is currently comprised of Messrs. Lenihan and Sealey.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Directors do not currently receive any cash compensation from us for their service as members of the board of directors; however, directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. Employee and non-employee directors are also eligible to receive discretionary options under our 1999 stock plan and employee directors are eligible to participate in our 1999 employee stock purchase plan. In August 1999, Messrs. DeSorrento and Seawell and Dr. Sealey were each granted an option to acquire 50,000 shares of common stock at an exercise price of $3.25 per share upon their appointment to our board of directors. The foregoing options vest over a four year period but may be exercised at any time subject to our right of repurchase for unvested shares at the time of the director's termination at the exercise price paid by the director. Our 1999 stock plan also provides that each non-employee director who first becomes a director after November 19, 1999, the effective date of our initial public offering, will automatically receive a grant to purchase 50,000 shares of our common stock on the date such person first becomes a director. In addition, our 1999 stock plan provides that each of our non-employee directors will automatically receive a grant to purchase 10,000 shares of our common stock on the date of our annual stockholders' meeting if such non-employee director has served as a director for at least the preceding six months. The exercise price for automatic grants to non-employee directors under our 1999 stock plan is equal to the fair market value on the date of grant. Automatic options grants to non-employee directors vest over a four year period. See "--Equity Incentive Plans."

Executive Compensation

   The following table sets forth the total compensation received for services rendered to us during 1998 and 1999 by our Chief Executive Officer and our next four most highly paid executive officers who earned compensation in excess of $100,000 during 1999. These four officers are referred to as the named executive officers in this prospectus. The table also sets forth the total compensation received for services rendered to us during 1998 by our Chief Executive Officer and two of our other executive officers. In 1998, Messrs. Gregory Raifman and Jon Edwards, general partners of Raifman & Edwards, LLP, provided legal and management services to us, for which Raifman & Edwards, LLP was paid approximately $197,000. See "Related Party Transactions." Except as disclosed below and in "Related Party Transactions," we gave no bonuses, stock-based compensation or other compensation to our named executive officers in 1998 and 1999.

                           Summary Compensation Table

                                                                    Long-Term
                                                      Annual       Compensation
                                                   Compensation    ------------
                                                ------------------  Securities
                                                 Salary             Underlying
Name and Principal Position                       ($)    Bonus ($) Options (#)
---------------------------                     -------- --------- ------------
Gregory R. Raifman, Chief Executive
 Officer (1).............................  1999 $231,583  $   500   1,750,000
                                           1998   35,000      --          --

Jon L. Edwards, President (2)............  1999  231,583      500   1,500,000
                                           1998   35,000      --          --

Walter Haefeker, Chief Operating Officer
 (3).....................................  1999  198,333      500   1,250,000
                                           1998   41,100      --          --

Ruiqing "Barclay" Jiang, Chief Technology
 Officer (4).............................  1999  131,762   12,612     688,000

Timothy M. Favia, Executive Vice
 President, Sales and Development (5)....  1999  151,682      500     500,000

--------
(1)  Mr. Raifman began employment with us in September 1998.
(2)  Mr. Edwards began employment with us in April 1998.
(3)  Mr. Haefeker began employment with us in September 1998.
(4)  Mr. Jiang began employment with us in March 1999.
(5)  Mr. Favia began employment with us in January 1999.

Option Grants in Last Fiscal Year

   The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

   In the fiscal year ended December 31, 1999, we granted options to purchase up to an aggregate of 9,659,721 shares to employees, directors and consultants. All options were granted under our amended and restated 1999 stock plan at exercise prices at or above the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, check, cancellation of any outstanding indebtedness of the option holder to us or delivery of already-owned shares of our common stock. Options listed below for Messrs. Raifman, Edwards, and Haefeker are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by us at their cost if the optionee's service with us terminates. Option shares for Messrs. Raifman, Edwards, and Haefeker vest at the rate of 1/6th of the shares on the six-month anniversary of the vesting commencement date, and 1/36th of the shares per month thereafter as long as the optionee is employed by us. Option shares listed in the table below for Messrs. Jiang and Favia vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month thereafter.

                                           Individual Grants
                         -----------------------------------------------------
                                    % of Total                                    Potential Realizable Value
                         Number of    Options              Deemed                  at Assumed Annual Rates
                         Securities Granted to              Value              of Stock Price Appreciation for
                         Underlying  Employees  Exercise  Per Share                      Option Term
                          Options     In Last     Price    on Date  Expiration --------------------------------
          Name            Granted   Fiscal Year Per Share of Grant     Date        0%         5%         10%
          ----           ---------- ----------- --------- --------- ---------- ---------- ---------- ----------
Gregory R. Raifman...... 1,750,000     18.12%     $0.50    $1.125    2/19/09   $1,968,750 $3,206,886 $5,106,430
Jon L. Edwards.......... 1,500,000    15.53        0.50     1.125    2/19/09    1,687,500  2,748,760  4,376,940
Walter Haefeker......... 1,250,000    12.94        0.50     1.125    2/19/09    1,406,250  2,290,633  3,647,450
Ruiqing "Barclay"
 Jiang..................   688,000     7.12        0.50     1.125    3/25/09      774,000  1,260,764  2,007,557
Timothy M. Favia........   500,000     5.18        0.50     1.125    2/19/09      562,500    916,253  1,458,980

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table describes for the named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

   The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a value of $62.75 per share, the closing price of our common stock on the Nasdaq Stock Market's National Market as of December 31, 1999, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. Options were granted under our amended and restated 1999 stock plan. Options listed below for Messrs. Gregory Raifman, Jon Edwards, and Walter Haefeker are immediately exercisable; however, as a condition of exercise, the optionee must enter into a restricted stock purchase agreement granting us the right to repurchase any unvested portion of the shares issuable by such exercise at their cost in the event of the optionee's termination of employment. Options for Messrs Raifman, Edwards, and Haefeker vest at the rate of 1/6th of the shares on the six-months anniversary of the vesting commencement date, and 1/36th of the shares per month thereafter as long as the optionee is employed by us. Option shares for Messrs. Jiang and Favia vest over four years, with 25% of the shares vesting one year after the grant date and the remaining shares vesting ratably each month thereafter.

                                                    Number of Securities
                                                   Underlying Unexercised      Value of Unexercised
                           Number                        Options at          In-the-Money Options at
                          of Shares                   December 31, 1999         December 31, 1999
                         Acquired on    Value     ------------------------- --------------------------
          Name            Exercise     Realized   Exercisable Unexercisable Exercisable  Unexercisable
          ----           ----------- ------------ ----------- ------------- ------------ -------------
Gregory R. Raifman......  1,750,000  $108,937,500  1,750,000         --     $108,937,500          --
Jon L. Edwards..........  1,500,000    93,375,000  1,500,000         --       93,375,000          --
Walter Haefeker.........  1,250,000    77,812,500  1,250,000         --       77,812,500          --
Ruiqing "Barclay"
 Jiang..................    688,000    42,828,000    166,500     521,500      10,364,625  $32,463,375
Timothy M. Favia........    500,000    31,125,000        --      500,000             --    31,125,000

Employment Agreements

   In connection with our hiring and retention of each of Gregory R. Raifman, Jon L. Edwards and Walter Haefeker, we entered into employment agreements, each dated February 19, 1999, in which we agreed to pay each of them a specified base salary and grant each of them options to purchase our common stock, and each executive officer agreed to enter into a three-year employment term with us. Upon the expiration of the three-year term, employment with us becomes terminable at will. All options vest at the rate of 1/6th of the shares on the six-month anniversary of the vesting commencement date, and 1/36th of the shares per month thereafter as long as the optionee is employed by us. Under the terms of each employment agreement, if we terminate employment with the executive officer without cause, we are required to pay him severance payments of 1/13th of his base salary for each complete month previously worked; however, the aggregate severance payments are not to exceed his annual base salary.

   In connection with the hiring and retention of each of Michael Stanek and Brian Powley, we entered into employment agreements, dated March 7, 2000 and September 21, 1999, respectively, in which we agreed to pay each of them a specified base salary and performance bonus, and grant each of them options to purchase our common stock, and each executive officer agreed to enter into an at-will employment with us. Mr. Stanek was granted an option to purchase 293,385 shares. Of these shares, 75,000 vested on the commencement of his employment (March 7, 2000); 121,325 shares will vest on the one-year anniversary of his vesting commencement date; and the remaining 97,060 shares will vest as 24,265 shares on the one-year anniversary of his vesting commencement date, and an additional 2,022 shares on the last day of each month for a three-year period thereafter, as long as the optionee is employed by us. Mr. Powley was granted an option to purchase 45,000 shares. Mr. Powley's options will vest over four years, with 25% of the option shares vesting one year after October 18, 1999, the option grant date, and the remaining option shares vesting ratably each month thereafter. Under the terms of Mr. Stanek's employment agreement, if we terminate employment with him without cause, we are required to pay him two weeks of compensation for every four weeks Mr. Stanek was employed by us, up to a maximum amount of six months salary. Further, under his employment agreement, Mr. Stanek received a loan from us in the amount of $1,000,000. The loan will be forgiven upon the expiration of four years from the date of the commencement of his employment. In the event his employment is terminated for cause or he voluntarily terminates his employment, Mr. Stanek shall be responsible to pay us the remaining balance of the loan at the time of his termination, including interest on the remaining principal, at the annual rate of six percent.

   The following table sets forth the stock options granted to each executive officer under his employment agreement with us:

                                                         Options  Exercise Price
Name                                                     Granted    Per Share
----                                                    --------- --------------
Gregory R. Raifman..................................... 1,750,000     $0.50
Jon L. Edwards......................................... 1,500,000      0.50
Walter Haefeker........................................ 1,250,000      0.50
Michael E. Stanek......................................   293,385     12.00
Brian J. Powley........................................    45,000      8.00

   Additionally, each executive officer has agreed to not compete with us or not solicit others from us for a period of one year following his termination with us.

Equity Incentive Plans

   1997 Stock Plan. Our 1997 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. As of December 31, 1999, options to purchase 243,000 shares of common stock were outstanding under our 1997 Stock Plan. Our board of directors determined not to grant any further options under the 1997 Stock Plan after our initial public offering. The 1997 Stock Plan provides that, if we merge with or into another corporation or sell substantially all of our assets, each outstanding option must be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the Mediaplex options, the Mediaplex options will terminate as of the closing of the merger or sale of assets.

   Amended and Restated 1999 Stock Plan. Our 1999 Stock Plan was initially adopted by our board of directors and shareholders in February 1999. It was amended and restated by our board of directors in August 1999, and by approved our stockholders in September 1999.

   The Amended and Restated 1999 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

   We initially reserved 12,000,000 shares of our common stock for issuance pursuant to the Amended and Restated 1999 Stock Plan. In addition, on January 1, 2000, the number of shares reserved for issuance under the Amended and Restated 1999 Stock Plan was automatically increased by 400,000 shares.

   Subject to obtaining approval of the holders of a majority of our outstanding shares of common stock, we plan to amend the Amended and Restated 1999 Stock Plan to increase the number of shares reserved for issuance, and increase the annual increases to the number of shares reserved for issuance in future years, to allow us to attract and retain the most qualified employees, officers and directors. Our Amended and Revised 1999 Stock Plan currently provides for annual increases of the number of shares reserved for issuance thereunder by an amount equal to the lesser of (a) 1,000,000 shares, (b) 4% of the outstanding shares or (c) an amount determined by our board of directors. However,we plan to amend our 1999 Stock Plan to reserve an additional 1,000,000 shares of our common stock for issuance thereunder. We also plan to amend the 1999 Plan to provide for a higher annual increase, to be added on the first day of the fiscal year commencing in

2001, equal to the lesser of (a) 3,000,000 shares, (b) 5% of the outstanding shares of our capital stock, or (c) such lesser amount as may be determined by the board of directors.

   Unless terminated sooner, the Amended and Restated 1999 Stock Plan will automatically terminate on November 19, 2009.

   The administrator of our stock plan has the power to determine:

  . the terms of the options or stock purchase rights granted, including the exercise prices of the options or stock purchase rights;

  .  the number of shares subject to each option or stock purchase right;

  .  the exercisability of each option or stock purchase right; and

  . the form of consideration payable upon the exercise of each option or stock purchase right.

   In addition, the administrator has the authority to amend, suspend or terminate the stock plan, so long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the Amended and Restated 1999 Stock Plan. The maximum number of shares covered by an option that each optionee may be granted during a fiscal year is 500,000 shares. In addition, in connection with an optionee's initial employment with us, the optionee may be granted an option covering an additional 500,000 shares.

   Option and stock purchase rights granted under our Amended and Restated 1999 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the Amended and Restated 1999 Stock Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of Mediaplex, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

   In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement must grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by the administrator.

   The exercise price of all incentive stock options granted under the Amended and Restated 1999 Stock Plan must be at least equal to the fair market value on the date of grant of the common stock underlying the option. The exercise price of nonstatutory stock options and stock purchase rights granted under the Amended and Restated 1999 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value on the date of grant of the common stock underlying the option. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the Amended and Restated 1999 Stock Plan may not exceed ten years.

   The Amended and Restated 1999 Stock Plan provides that, in the event of a merger of Mediaplex with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right must be assumed, or an equivalent option or stock purchase right substituted, by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will fully vest in and have the right to exercise their options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right will be fully exercisable for a period of 15 days from the date of notice and that the option or stock purchase right will terminate upon the expiration of the 15-day period.

   1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by our board of directors in August 1999, and approved by our stockholders in September 1999. The 1999 Employee Stock Purchase Plan became effective upon our initial public offering. This plan is designed to allow our eligible employees and the eligible employees of any participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

   We have reserved 400,000 shares of our common stock for issuance pursuant to the 1999 Employee Stock Purchase Plan. In addition, commencing January 1, 2000, the number of shares reserved for issuance under the 1999 Employee Stock Purchase Plan will be increased by an amount equal to the least of: (a) 400,000 shares, (b) 2% of the outstanding shares on such date or (c) an amount determined by our board of directors. As of the date of this prospectus, no shares had been issued under the 1999 Employee Stock Purchase Plan.

   Our 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, contains consecutive, overlapping, 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 2001.

   Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 Employee Stock Purchase Plan if they either:

  . immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . hold rights to purchase stock under our 1999 Employee Stock Purchase Plan that accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

   The 1999 Employee Stock Purchase Plan permits each participant to purchase our common stock through payroll deductions of up to 10% of his or her "compensation." Compensation is defined as the participant's base straight-time gross earnings, and commissions, but excludes overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.

   Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock either:

  .  at the beginning of the offering period; or

  .  at the end of the purchase period.

   In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   Rights granted under the 1999 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Employee Stock

Purchase Plan. The 1999 Employee Stock Purchase Plan provides that, in the event of a merger of Mediaplex with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

   Our board of directors has the authority to amend or terminate the 1999 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 Employee Stock Purchase Plan, provided that the board of directors may terminate an offering period on any exercise date if the board of directors determines that the termination of the 1999 Employee Stock Purchase Plan is in our best interests and the best interests of our stockholders. The board of directors may in its sole discretion amend the 1999 Employee Stock Purchase Plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the 1999 Employee Stock Purchase Plan will terminate automatically ten years from the effective date of this offering.

401(k) Plan

   In February 1997, we adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day they perform an hour of service for us, at which point we classify them as participants. They may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,000, and have this reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of eligible participants. All contributions made by and on behalf of participants are subject to a maximum contribution limitation currently equal to the lesser of 25% of their compensation or $30,000 per year. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by us to the 401(k) plan, and income earned on plan contributions, are generally not taxable to the participants until withdrawn, and contributions by us, if any, are generally deductible by us when made. To date, we have made no contributions to the 401(k) plan on behalf of participants.

Limitations on Directors' Liability and Indemnification

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our amended and restated certificate of incorporation provides that we may indemnify our directors, officers and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as directors or executive officers or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   At present, there is no material litigation or proceeding pending involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened material litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

   Since our inception in September 1996, we have never been party to, and we have no plan to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have an interest, other than as described under "Management" and the transactions described below.

Transactions with Founders

   Michael Schwartz, Eugene Jarvis, Raifman & Edwards LLP and PointBreak Ventures, LLC were involved in our initial funding. Messrs. Schwartz and Jarvis served as our initial officers and directors. Neither Mr. Schwartz nor Mr. Jarvis is currently affiliated with Mediaplex.

 Michael Schwartz and Eugene Jarvis

   Following our inception, in September 1996 and October 1996, we issued 2,460,000 shares of our common stock to Michael Schwartz at a purchase price of $0.0001 per share for a total purchase price of $246 and 800,000 shares of our common stock to Eugene Jarvis at a purchase price of $0.05 per share for a total purchase price of $40,000. In December 1996, we issued 800,000 shares of our common stock to Kuni Research, of which Mr. Jarvis is a stockholder, at a purchase price of $0.05 per share for a total purchase price of $40,000, and in January 1997, we issued an additional 800,000 shares of our common stock to Eugene Jarvis, at a purchase price of $0.05 per share for a total purchase price of $40,000.

   In June 1997, we issued a convertible promissory note to Michael Schwartz in consideration for past services rendered. In June 1997, $232,161 of the outstanding amount of the convertible promissory note was converted into 4,643,228 shares of our common stock at a conversion rate of $0.05 per share. In April 1998, we repurchased these shares at the original conversion price of $0.05 per share with a convertible promissory note.

 Raifman & Edwards LLP

   Gregory R. Raifman and Jon L. Edwards, two of our current executive officers, are general partners of Raifman & Edwards LLP. In September 1996, we issued 350,000 shares of our common stock to Raifman & Edwards LLP at a purchase price of $0.0001 per share for a total purchase price of $35. In July 1997, we issued a convertible promissory note to Raifman & Edwards LLP, in consideration for past services rendered, for $64,569. This convertible promissory note bore interest at a rate of 6% per annum, and had a due date of July 1999. In March 1999, Mediaplex converted the outstanding amount and accrued interest of $6,458 into 947,009 shares of our common stock at a conversion rate of $0.075 per share for a total purchase price of $71,027. In July 1998, Michael Schwartz transferred a convertible promissory note, issued by us, to Raifman & Edwards LLP, which in March 1999 was converted into 4,643,228 shares of our common stock at a conversion rate of $0.05 per share for a total purchase price of $23,216.

   All shares initially issued to, or subsequently purchased by, Raifman & Edwards LLP have been transferred to R&E Holdings, LLC, a limited liability company in which Gregory R. Raifman and Jon L. Edwards are managing members.

 PointBreak Ventures, LLC

   Gregory R. Raifman and Jon L. Edwards are managing members of, and hold substantial interest in, PointBreak Ventures, LLC. Walter Haefeker, a current executive officer, also holds a substantial interest in PointBreak Ventures, LLC. In October 1996, we issued 250,000 shares of our common stock to PointBreak Ventures, LLC at a purchase price of $0.0001 per share for a total purchase price of $25.

Certain Business Relationships

   Raifman & Edwards LLP provided legal and management services to us in the period from inception to December 31, 1996, and the years ended December 31, 1997 and 1998 of approximately $22,000, $67,000 and $197,000, respectively. No legal services were provided by Raifman & Edwards LLP to us in the year ended December 31, 1999.

   In May 1998, we entered into an oral agreement with Raifman & Edwards LLP to sublease a portion of the office space we currently occupy at our headquarters in San Francisco, California. The sublease terms and payments made by us to Raifman & Edwards LLP are substantially similar to the lease terms and payments made by Raifman & Edwards LLP to the landlord. Since May 1998, we have paid Raifman & Edwards LLP a total of approximately $121,000 for these lease payments.

Transactions with Management and Others

   In connection with his employment by us in January 1999, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share to Timothy M. Favia, one of our current executive officers. The warrant may be exercised prior to January 10, 2002 by Mr. Favia.

   Since June 1999, we have employed Michael Edwards, brother of our President, Jon L. Edwards, as our Vice President, Business Development. We paid Michael Edwards compensation of $53,000 in 1999. During this time, we also granted Michael Edwards options to purchase 25,000 shares of our common stock at an exercise price of $0.50 per share. Since February 1999, we have employed Alan Raifman, brother of our Chief Executive Officer, Gregory R. Raifman, as our Vice President, Business and Legal Affairs. We paid Alan Raifman compensation of $71,750 in 1999. During this time, we also granted Alan Raifman options to purchase 100,000 shares of our common stock at an exercise price of $0.50 per share.

   In connection with our acquisition of Netranscend Software, Inc. in March 1999, we issued to Ruiqing "Barclay" Jiang, one of our current executive officers and formerly the sole shareholder of Netranscend Software, Inc., a promissory note in the principal amount of $430,000, payable in four annual installments and an aggregate of 1,979,000 shares of common stock valued at $2.6 million. Of the shares issued, 300,000 are currently being held in escrow to cover breaches of representations and warranties made by Mr. Jiang and Netranscend Software, Inc. in the agreement and plan of reorganization executed in connection with the acquisition.

   In February 1999, we sold an aggregate of 1,206,000 shares of Series A preferred stock to investors at a purchase price of $1.25 per share or $1,507,500 in the aggregate. In June 1999, we sold an aggregate of 4,500,000 shares of Series B preferred stock to investors at a purchase price of $2.00 per share or $9,000,000 in the aggregate. In August 1999, we sold an aggregate of 4,000,000 shares of Series C preferred stock to investors at a purchase price of $3.59 per share or $14,360,000 in the aggregate. The shares of Series A, Series B and Series C preferred stock automatically converted into an aggregate of 9,706,000 shares of common stock upon the closing of our initial public offering.

   In August 1999, Mediaplex issued 4,000,000 shares of Series C convertible preferred stock at a purchase price of $3.59 per share. These shares were converted into shares of common stock on a one-for-one basis. Because the conversion price was less than our initial public offering price, the Series C preferred stock was deemed to have an embedded beneficial conversion feature. This feature allows the holders to acquire common stock at a purchase price below its deemed fair value. The amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds. Consequently, the issuance and sale of the Series C preferred stock resulted in a beneficial conversion feature of $14,360,000, which has been reflected as a preferred dividend in our 1999 statement of operations. Further, the holders of converted shares of Series C preferred stock are entitled to demand and piggy-back registration rights. See "Description of Capital Stock--Registration Rights."

   The investors in the preferred stock included the following entities that hold 5% or more of our stock or that are affiliated with our directors or executive officers, or both:

                                      Shares of       Shares of       Shares of    Aggregate
                                      Series A        Series B        Series C      Purchase
Investor                           Preferred Stock Preferred Stock Preferred Stock   Price
--------                           --------------- --------------- --------------- ----------
5% Stockholder Entities
 Affiliated with a Mediaplex
 Director or Executive Officer:
Entity affiliated with James
 DeSorrento (1)(2)...............      160,000          140,000             --     $  480,000
Entity affiliated with A. Brooke
 Seawell (1)(3)..................          --            75,000             --        150,000
Entity affiliated with Gregory R.
 Raifman and Jon L. Edwards
 (1)(4)..........................          --               --           19,360        69,502
Entities affiliated with
 Lawrence D. Lenihan, Jr.(1)(5)..          --               --        1,671,309     5,999,999
Other 5% Stockholders:
Zeron Capital Ltd. (6)...........          --         2,625,000             --      5,250,000
The Goldman Sachs Group, Inc.
 (7).............................          --               --        1,392,758     5,000,001

--------
(1) James DeSorrento, A. Brooke Seawell, Gregory R. Raifman, Jon L. Edwards and Lawrence D. Lenihan, Jr. are each members of our board of directors.
(2) All shares are held of record by DeSorrento Revocable Trust under an agreement dated 12/17/80.
(3) All shares are held of record by Seawell Revocable Trust, A. Brooke Seawell & Patricia C. Seawell, trustees.
(4) All shares are held of record by R&E Holdings, LLC. Messrs. Gregory R. Raifman and Jon L. Edwards are the managing members and beneficial owners of R&E Holdings, LLC. Each of Mr. Raifman and Mr. Edwards disclaims beneficial ownership of these shares, except to the extent of his respective pecuniary interest therein.
(5) Represents 1,483,484 shares of Series C preferred stock held of record by Pequot Private Equity Fund, L.P. and 187,825 shares of Series C preferred stock held of record by Pequot Offshore Private Equity Fund, Inc. Mr. Lenihan is the fund manager for Pequot Capital Management, Inc. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6) Includes 1,500,000 shares held of record by Odyssey Venture Partners and 1,000,000 shares held of record by Argossy Limited. Argossy Limited and Odyssey Venture Partners are funds affiliated with Zeron Capital Ltd. Zeron Capital Ltd. also holds a warrant to purchase 125,000 shares of Series B preferred stock.
(7) Includes 139,276 shares of Series C preferred stock purchased by Stone Street Fund 1999 L.P., an affiliate of The Goldman Sachs Group, Inc.

   In connection with the sale of our Series B preferred stock in June 1999, we issued a warrant to purchase 125,000 shares of Series B preferred stock, at an exercise price of $2.00 per share, to Zeron Capital, Ltd., a 5% stockholder. After our initial public offering, the warrant became exercisable for a like number of shares of our common stock. The warrant may be exercised at any time prior to its expiration in June 2002.

   In connection with the sale of our Series B preferred stock in June 1999 to Zeron Capital, Ltd., we issued a warrant to purchase 150,000 shares of Series B preferred stock, at an exercise price of $2.00 per share, and a warrant to purchase 100,000 shares of common stock, at a purchase price of $0.50 per share, to Retail Ventures International, Inc., a financial advisor to us. After our initial public offering, the warrant to purchase Series B preferred stock became exercisable for a like number of shares of our common stock. The warrants may be exercised at any time prior to their expiration in June 2002.

   In connection with his employment by us in March 2000, we issued to Michael
E. Stanek a loan in the amount of $1,000,000. The loan will be forgiven upon the expiration of four years from the date of the commencement of his employment. In the event his employment is terminated for cause or he voluntarily terminates his employment, Mr. Stanek shall be responsible to pay us the remaining balance of the loan at the time of his termination, including interest on the remaining principal, at the annual rate of six percent.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information with respect to beneficial ownership of our common stock before and after the offering by:

  . each person or entity who beneficially owns more than 5% of our common stock;

  . each of our named executive officers;

  . each of our directors;

  . all executive officers and directors as a group; and

  . all other selling stockholders.

   Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Mediaplex, Inc., 177 Steuart Street, Second Floor, San Francisco, California 94105. The table includes all shares of common stock issuable within 60 days of February 29, 2000, upon the exercise of options and warrants beneficially owned by the indicated stockholders on that date based on options and warrants outstanding as of February 29, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on shares of common stock outstanding as of February 29, 2000, together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and warrants beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

                            Number of Shares                   Number of Shares
                           Beneficially Owned                 Beneficially Owned
                            Prior to Offering                    Subsequent to
                              Shares Being                         Offering
                          --------------------- Shares Being ---------------------
Name                        Number   Percentage   Offered      Number   Percentage
----                      ---------- ---------- ------------ ---------- ----------
R & E Holdings, LLC
 (1)....................  10,296,265    32.5%     500,000     9,796,265    27.3%
Zeron Capital Ltd. (2)..   2,625,000     8.3            0     2,625,000     7.3
 44 Church Street
 Hamilton HM12
 Bermuda
Pequot Capital
 Management, Inc. (3)...   1,671,309     5.3            0     1,671,309     4.6
 500 Nyala Farm Road
 Westport, CT 06880
Gregory R. Raifman (4)..  12,296,265    36.8      250,000    12,046,265    33.6
Jon L. Edwards (5)......  12,046,265    36.3      250,000    11,796,265    32.9
Walter Haefeker (6).....   1,125,000     3.4      100,000     1,025,000     2.9
Ruiqing "Barclay" Jiang
 (7)....................   2,189,333     6.9      150,000     2,039,333     5.7
Timothy M. Favia (8)....     500,000     1.6       75,000       425,000     1.2
James DeSorrento (9)....     350,000     1.1       35,000       315,000       *
Lawrence D. Lenihan, Jr.
 (10)...................   1,671,309     5.3            0     1,671,309     4.6
Peter S. Sealey (11)....      50,000     *              0        50,000       *
A. Brooke Seawell (12)..     125,000     *              0       125,000       *
All executive officers
 and directors as a
 group (14 persons)
 (13)...................  19,470,351    53.4      890,000    18,580,351    51.9
The Goldman Sachs Group,
 Inc. (14)..............   1,392,758     4.4      150,000     1,242,758     3.5
 85 Broad Street
 New York, NY 10002
Additional selling
 stockholders, each
 holding less than 1% of
 our outstanding common
 stock prior to this
 offering...............                 *        335,000

--------
*Less than 1%

 (1) Messrs. Raifman and Edwards are the managing members and the beneficial owners of R&E Holdings, LLC. In connection with this offering, R&E Holdings will transfer 250,000 shares of common stock to each Messrs. Raifman and Edwards, who will then sell those shares in this offering.
 (2) Includes 1,500,000 shares held of record by Odyssey Venture Partners and 1,000,000 shares held of record by Argossy Limited. Odyssey Venture Partners and Argossy Limited are venture funds affiliated with Zeron Capital Ltd. Also includes a warrant held by Zeron Capital Ltd. to purchase 125,000 shares.
 (3) Represents 1,483,484 shares held of record by Pequot Private Equity Fund, L.P. and 187,825 shares held of record by Pequot Offshore Private Equity Fund, Inc. Pequot Private Equity Fund, L.P. and Pequot Offshore Private Equity Fund, Inc. are managed by Pequot Capital Management, Inc.
 (4) Represents 10,296,265 shares held of record by R&E Holdings, LLC, 250,000 shares held of record by PointBreak Ventures, LLC and 1,750,000 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000. Mr. Raifman is one of the beneficial owners of R&E Holdings, LLC and PointBreak Ventures, LLC. Mr. Raifman disclaims beneficial interest of the shares held by R&E Holdings, LLC and PointBreak Ventures, LLC, except to the extent of his pecuniary interest in those entities.
 (5) Represents 10,296,265 shares held of record by R&E Holdings, LLC, 250,000 shares held of record by PointBreak Ventures, LLC and 1,500,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 29, 2000. Mr. Edwards is one of the beneficial owners of R&E Holdings, LLC and PointBreak Ventures, LLC. Mr. Edwards disclaims beneficial interest of the shares held by R&E Holdings, LLC and PointBreak Ventures, LLC, except to the extent of his pecuniary interest in those entities.
 (6) Represents 1,125,000 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.
 (7) Includes 210,333 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.
 (8) Includes a warrant to purchase 500,000 shares exercisable within 60 days of February 29, 2000.
 (9) Represents 300,000 shares held of record by DeSorrento Revocable Trust, of which Mr. DeSorrento is the beneficial owner, and 50,000 shares held by Mr. DeSorrento.
(10) Represents 1,671,309 shares beneficially owned by Pequot Capital Management, Inc. See note (3). Mr. Lenihan is the fund manager of Pequot Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in that entity.
(11) Represents 50,000 shares issuable upon the exercise of options exercisable within 60 days of February 29, 2000.
(12) Represents 75,000 shares held of record by Seawell Revocable Trust, A. Brooke Seawell & Patricia C. Seawell, trustees, and 50,000 shares held by Mr. Seawell. Mr. Seawell is one of the beneficial owners of the Seawell Revocable Trust.
(13) See notes (5) through (12). Includes an aggregate of 5,254,777 shares issuable upon exercise of options held by our executive officers and directors exercisable within 60 days of February 29, 2000.
(14) Includes 139,276 shares held of record by Stone Street Fund 1999, L.P., an affiliate of The Goldman Sachs Group, Inc.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our restated certificate of incorporation, authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of February 29, 2000, we had outstanding 31,699,980 shares of common stock and no shares of preferred stock outstanding. As of February 29, 2000, we had 172 registered stockholders.

Common Stock

   Each holder of common stock will be entitled to one vote for each share on all matters to be voted upon by the stockholders, and there will be no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Please see "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

   The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

   At February 29, 2000, there were outstanding warrants to purchase up to 275,000 shares of common stock at an exercise price of $2.00 per share and warrants to purchase up to 600,000 shares of common stock at an exercise price of $0.50 per share.

Registration Rights

   The holders of 4,000,000 shares of common stock, referred to as "registrable securities," are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders of registrable securities.

   Holders of least 25% of the then outstanding registrable securities may require on up to two occasions that we register for public resale at least 25% of their registrable securities or a lesser amount, provided that the aggregate proceeds of that offering would exceed $5.5 million. We need not register these shares if the requested registration would occur within six months following the effective date of any other registration statement we have filed. Also, we may defer the registration of these shares for up to 120 days if, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for the registration statement to be filed. Also, holders of registrable securities may require once per 12-month period that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are eligible to use that form, if the value of the securities to be registered is at least $1.0 million; however, we may defer this registration for 120 days in view of market conditions. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate on November 19, 2004, or, with respect to each holder of registrable securities, at the time the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

   Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

  . the acquisition of us by means of a tender offer;

  . the acquisition of us by means of a proxy contest or otherwise; or

  . the removal of our incumbent officers and directors.

   These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of these proposals could result in an improvement of their terms.

   Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled "Management--Board of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer and the president may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Elimination of Stockholder Action By Written Consent. Our certificate of incorporation does not permit the stockholders to act by written consent without a meeting.

   Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

   Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

Nasdaq National Market Listing

   Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol MPLX.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

   After this offering, 35,824,980 shares of our common stock will be outstanding, assuming that the underwriters do not exercise the over-allotment option, and based on shares outstanding as of February 29, 2000. Of these shares, all of the 5,500,000 shares sold in this offering (or 6,325,000 shares if the underwriters' over-allotment option is exercised in full) as well as the 6,900,000 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

   As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the 23,424,980 restricted shares will be available for sale in the public market as follows:

         Eligibility of Restricted Shares for Sale in the Public Market

At the effective date (April   , 2000)...............................    130,814
May 19, 2000.........................................................  3,320,646
June 15, 2000........................................................  2,937,500
90 days after the effective date (July   , 2000)..................... 13,186,020
August 6, 2000.......................................................  3,850,000

   Resale of 13,781,574 of the restricted shares that will become available for sale in the public market will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 358,250 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

   Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Arrangements

   Holders of a total of 24,416,551 shares of common stock (including all stock held by executive officers and directors), warrants to purchase a total of 875,000 shares of common stock, and options to purchase a total of 9,505,621 shares of common stock have agreed not to sell or otherwise dispose of any unrestricted shares of common stock until May 19, 2000 (which is 180 days after the date of our initial public offering) without the prior written consent of Lehman Brothers, Inc., the lead underwriter in our initial public offering.

   Holders of a total of 19,823,109 shares of common stock, warrants to purchase a total of 125,000 shares of common stock, and options to purchase a total of 205,000 shares of common stock have agreed not to sell or otherwise dispose of any unrestricted shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Lehman Brothers Inc. are acting as joint book-running managers and as representatives, and for whom Salomon Smith Barney Inc., SG Cowen Securities Corporation and U.S. Bancorp Piper Jaffray Inc. are acting as co-managers and representatives the following respective numbers of shares of common stock:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Lehman Brothers Inc. ..............................................
   Salomon Smith Barney Inc. .........................................
   SG Cowen Securities Corporation....................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
                                                                         ----
     Total............................................................
                                                                         ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase up to 825,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions paid
 by us..................      $              $              $              $
Expenses payable by us..      $              $              $              $
Underwriting Discounts
 and Commissions paid by
 selling stockholders...      $              $              $              $

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. These restrictions do not prohibit us from issuing employee stock options and common stock issuable upon the exercise of employee stock options outstanding on the date of this prospectus or from issuing common stock pursuant to our employee stock purchase plan.

   Our directors, officers, the selling stockholders and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   Our common stock is traded on the Nasdaq Stock Market's National Market under the symbol "MPLX."

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California will pass upon legal matters for the underwriters. As of the date of this prospectus, WS Investments, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, and certain individual attorneys of this firm, beneficially own a total of 43,116 shares of our common stock.

                                    EXPERTS

   The financial statements of Mediaplex, Inc., as of December 31, 1998 and, 1999 and, for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission under the Securities Act a registration statement on Form S-1, including the exhibits filed with the registration statement, with respect to the shares to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

   You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the registration statement, will also be available to you on the Commission's Internet site, http://www.sec.gov.

   We intend to send to our stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                                MEDIAPLEX, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                    Page
                                                              ----------------
Report of Independent Accountants............................ F-2
Balance Sheets as of December 31, 1998 and 1999.............. F-3
Statements of Operations for the years ended December 31,
 1997, 1998, and 1999........................................ F-4
Statements of Stockholders' (Deficit) Equity for the years
 ended December 31, 1997, 1998 and 1999...................... F-5
Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999......................................... F-6 through F-7
Notes to Financial Statements................................ F-8 through F-21
Report of Independent Accountants on Financial Statement
 Schedule.................................................... F-22
Financial Statement Schedule II--Valuation and Qualifying
 Accounts.................................................... F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Mediaplex, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Mediaplex, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Francisco, California
January 21, 2000,
except for Note 11 for which
the date is March 8, 2000

                                MEDIAPLEX, INC.

                                 BALANCE SHEETS

                                                           December 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------  ------------
                       ASSETS
Cash and cash equivalents........................... $   374,567  $ 78,052,259
Accounts receivable, net............................     936,497     7,629,628
Short-term investments..............................         --      9,912,500
Other current assets................................         --        939,939
                                                     -----------  ------------
    Total current assets............................   1,311,064    96,534,326
Property and equipment, net.........................     105,921     4,039,459
Goodwill and intangible assets, net of accumulated
 amortization of $753,187 as of December 31, 1999...         --      2,256,548
Other assets........................................      27,030       612,154
                                                     -----------  ------------
    Total assets.................................... $ 1,444,015  $103,442,487
                                                     ===========  ============

   LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
  Accounts payable.................................. $ 1,528,600  $  2,029,911
  Accrued liabilities...............................     423,216     9,222,440
  Deferred revenue..................................     479,764     1,086,718
  Notes payable to stockholders, current portion....     339,569       110,000
  Advance from stockholders.........................     262,750           --
  Payables to stockholders..........................     139,701           --
                                                     -----------  ------------
    Total current liabilities.......................   3,173,600    12,449,069
Notes payable to stockholders.......................     232,161       280,457
                                                     -----------  ------------
    Total liabilities...............................   3,405,761    12,729,526
                                                     -----------  ------------
Commitments (Note 6)
Stockholders' (Deficit) Equity:
  Common stock, $0.0001 par value; authorized
   40,000,000 and 150,000,000 shares, respectively;
   6,983,628 and 31,690,855 shares issued and
   outstanding as of December 31, 1998 and 1999,
   respectively.....................................         698         3,169
  Additional paid-in capital........................   1,482,685   134,324,423
  Warrants..........................................         --      2,472,354
  Deferred stock compensation.......................     (53,371)   (6,520,700)
  Accumulated deficit...............................  (3,391,758)  (39,566,285)
                                                     -----------  ------------
    Total stockholders' (deficit) equity ...........  (1,961,746)   90,712,961
                                                     -----------  ------------
    Total liabilities and stockholders' (deficit)
     equity ........................................ $ 1,444,015  $103,442,487
                                                     ===========  ============

   The accompanying notes are an integral part of these financial statements.

                                MEDIAPLEX, INC.

                            STATEMENTS OF OPERATIONS

                                              Year Ended December 31,
                                        --------------------------------------
                                           1997         1998          1999
                                        -----------  -----------  ------------
Revenues..............................  $   425,877  $ 3,588,094  $ 26,405,120
Cost of revenues......................      445,372    2,770,567    20,417,637
                                        -----------  -----------  ------------
  Gross (loss) profit.................      (19,495)     817,527     5,987,483
                                        -----------  -----------  ------------
Operating expenses:
  Sales and marketing.................      480,756      819,641     7,399,010
  Research and development............      347,130      555,736     4,135,030
  General and administrative..........      256,413      636,651     5,066,966
  Stock-based compensation............       11,000      577,525    11,360,106
  Amortization of goodwill and
   intangibles........................          --           --        753,187
                                        -----------  -----------  ------------
    Total operating expenses..........    1,095,299    2,589,553    28,714,299
                                        -----------  -----------  ------------
    Loss from operations..............   (1,114,794)  (1,772,026)  (22,726,816)
Interest (expense) income, net........       (2,572)    (247,186)      912,289
                                        -----------  -----------  ------------
    Net loss..........................   (1,117,366)  (2,019,212)  (21,814,527)
Beneficial conversion feature of
 Series C convertible preferred
 stock................................          --           --    (14,360,000)
                                        -----------  -----------  ------------
Net loss attributable to common
 stockholders.........................  $(1,117,366) $(2,019,212) $(36,174,527)
                                        ===========  ===========  ============
Net loss per share attributable to
 common stockholders--basic and
 diluted..............................  $     (0.13) $     (0.25) $      (2.34)
                                        ===========  ===========  ============
Weighted average shares used to
 compute net loss per share--basic and
 diluted..............................    8,457,464    8,186,127    15,426,913
                                        ===========  ===========  ============


   The accompanying notes are an integral part of these financial statements.

                                MEDIAPLEX, INC.

                 STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                      Convertible
                    Preferred Stock      Common Stock       Additional                Deferred
                   ------------------  ------------------    Paid-In                   Stock
                     Shares    Amount    Shares    Amount    Capital      Warrants  Compensation    Deficit        Total
                   ----------  ------  ----------  ------  ------------  ---------- ------------  ------------  -----------
Balance, December
31, 1996.........         --   $ --     4,660,000  $  466  $    232,259  $      --  $       --    $   (255,180) $   (22,455)
Issuance of
common stock.....                       1,795,338     180       338,421                                             338,601
Conversion of
payable to
stockholder for
common stock.....                       4,643,228     464       231,697                                             232,161
Issuance of
common stock for
services.........                         220,000      22        10,978                                              11,000
Net loss.........                                                                                   (1,117,366)  (1,117,366)
                   ----------  -----   ----------  ------  ------------  ---------- -----------   ------------  -----------
Balance, December
31, 1997.........         --     --    11,318,566   1,132       813,355         --          --      (1,372,546)    (558,059)
Repurchase of
common stock for
convertible note
payable..........                      (4,643,228)   (464)     (231,697)                                           (232,161)
Beneficial
conversion
feature of note
payable to
stockholder......                                               232,161                                             232,161
Issuance of
common stock.....                          76,000       7        37,993                                              38,000
Issuance of
common stock for
services.........                         232,290      23       151,404                                             151,427
Options granted
to former
employees for
services
rendered.........                                               286,079                                             286,079
Deferred stock
compensation.....                                               193,390                (193,390)                        --
Amortization of
deferred stock
compensation.....                                                                       140,019                     140,019
Net loss.........                                                                                   (2,019,212)  (2,019,212)
                   ----------  -----   ----------  ------  ------------  ---------- -----------   ------------  -----------
Balance, December
31, 1998.........         --     --     6,983,628     698     1,482,685         --      (53,371)    (3,391,758)  (1,961,746)
Issuance of
common stock for
services.........                          92,633       9       416,838                                             416,847
Issuance of
common stock upon
acquisition of
Netranscend......                       1,979,000     198     2,569,068                                           2,569,266
Issuance of
common stock upon
exercise of
options..........                         239,357      24       361,104                                             361,128
Issuance of
Series A
convertible
preferred stock,
net of issuance
costs of
$46,701..........   1,206,000    121                          1,460,678                                           1,460,799
Conversion of
note payable to
stockholder for
common stock.....                         947,009      95        70,931                                              71,026
Issuance of
Series B
convertible
preferred stock,
net of issuance
costs of
$741,632.........   4,500,000    450                          8,257,918     432,354                               8,690,722
Conversion of
note payable for
common stock.....                       4,643,228     464       231,697                                             232,161
Issuance of
Series C
convertible
preferred stock,
net of issuance
costs of
$238,441.........   4,000,000    400                         14,121,159                                          14,121,559
Dividend relative
to beneficial
conversion
feature related
to issuance of
Series C
convertible
preferred stock..                                            14,360,000                            (14,360,000)         --
Issuance of
common stock upon
exercise of
options in
connection with
waiver of payable
to stockholder...                         200,000      20        12,400                                              12,420
Issuance of
warrant for
services.........                                                         2,040,000                               2,040,000
Sale of common
stock, net of
issuance costs of
$7,354,862.......                       6,900,000     690    75,444,448                                          75,445,138
Conversion of
convertible
preferred stock..  (9,706,000)  (971)   9,706,000     971                                                               --
Deferred stock
compensation.....                                            15,535,497             (15,535,497)                        --
Amortization of
deferred stock
compensation.....                                                                     9,068,168                   9,068,168
Net loss.........                                                                                  (21,814,527) (21,814,527)
                   ----------  -----   ----------  ------  ------------  ---------- -----------   ------------  -----------
Balance, December
31, 1999.........         --   $ --    31,690,855  $3,169  $134,324,423  $2,472,354 $(6,520,700)  $(39,566,285) $90,712,961
                   ==========  =====   ==========  ======  ============  ========== ===========   ============  ===========

  The accompanying notes are an integral part of these financial statements.

                                MEDIAPLEX, INC.

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         --------------------------------------
                                            1997         1998          1999
                                         -----------  -----------  ------------
Cash flows from operating activities:
 Net loss..............................  $(1,117,366) $(2,019,212) $(21,814,527)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation and amortization........       20,023       54,810     1,210,658
  Write-off of property and equipment..          --        18,853        17,500
  Allowance for sales credits and
   doubtful accounts...................       20,211      109,156     3,475,327
  Stock-based compensation expense.....       11,000      577,525    11,360,106
  Gain on short-term investments.......          --           --       (184,445)
  Amortization of debt discount........          --           --         17,692
  Interest expense related to
   beneficial conversion feature of
   note payable........................          --       232,161           --
  Changes in assets and liabilities
   Accounts receivable.................      (24,178)  (1,041,686)  (10,168,457)
   Other assets........................       (3,350)     (22,030)   (1,525,063)
   Accounts payable....................      378,322    1,149,477       386,889
   Payables to stockholders............      309,621       90,828       (77,281)
   Accrued liabilities.................      112,864      273,149     7,568,265
   Deferred revenue....................      142,400      337,364       606,954
                                         -----------  -----------  ------------
Net cash used in operating activities..     (150,453)    (239,605)   (9,126,382)
                                         -----------  -----------  ------------
Cash flows from investing activities:
  Purchase of property and equipment...      (69,892)     (78,819)   (2,989,964)
  Purchase of short-term investments...          --           --     (9,728,056)
                                         -----------  -----------  ------------
    Net cash used in investing
     activities........................      (69,892)     (78,819)  (12,718,020)
                                         -----------  -----------  ------------
Cash flows from financing activities:
  Net proceeds from issuance of common
   stock...............................      338,601       38,000    75,445,138
  Net proceeds from issuance of
   preferred stock.....................          --           --     23,940,828
  Proceeds from exercise of stock
   options.............................          --           --        361,128
  Payments of capital lease
   obligations.........................       (3,380)     (24,753)          --
  Proceeds from notes payables--
   stockholders........................          --       275,000           --
  Payment of notes payable--
   stockholders........................          --           --       (225,000)
  Advance from stockholder.............          --       262,750           --
                                         -----------  -----------  ------------
    Net cash provided by financing
     activities........................      335,221      550,997    99,522,094
                                         -----------  -----------  ------------
    Net increase in cash and cash
     equivalents.......................      114,876      232,573    77,677,692
Cash and cash equivalents at beginning
 of period.............................       27,118      141,994       374,567
                                         -----------  -----------  ------------
Cash and cash equivalents at end of
 period................................  $   141,994  $   374,567  $ 78,052,259
                                         ===========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

                                MEDIAPLEX, INC.

                     SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

                                                     Year Ended December 31,
                                                  -----------------------------
                                                    1997     1998      1999
                                                  -------- -------- -----------
Cash paid for interest........................... $  2,572 $  1,804 $    12,976
                                                  ======== ======== ===========
Noncash financing and investing activities:
  Issuance of common stock for acquisition....... $    --  $    --  $ 2,552,910
                                                  ======== ======== ===========
  Issuance of note payable for acquisition....... $    --  $    --  $   430,000
                                                  ======== ======== ===========
  Conversion of payables to stockholders to
   common stock.................................. $232,161 $    --  $       --
                                                  ======== ======== ===========
  Conversion of stockholder's notes payable to
   common stock.................................. $    --  $    --  $   303,187
                                                  ======== ======== ===========
  Repurchase of common stock in exchange for a
   note payable.................................. $    --  $232,161 $       --
                                                  ======== ======== ===========
  Issuance of note payable to a stockholder for
   settlement of outstanding payable to
   stockholder................................... $ 64,569 $    --  $       --
                                                  ======== ======== ===========
Issuance of warrant to purchase common and
 preferred stock in connection with completing
 Series B preferred stock financing.............. $    --  $    --  $   597,254
                                                  ======== ======== ===========
Conversion of advance from stockholder to Series
 A preferred stock............................... $    --  $    --  $   262,750
                                                  ======== ======== ===========
Conversion of note payable and accrued interest
 to Series C preferred stock..................... $    --  $    --  $    69,502
                                                  ======== ======== ===========
Beneficial conversion feature of Series C
 convertible preferred stock..................... $    --  $    --  $14,360,000
                                                  ======== ======== ===========
Beneficial conversion feature of notes payable... $    --  $232,261 $       --
                                                  ======== ======== ===========
Conversion of convertible preferred stock to
 common.......................................... $    --  $    --  $24,273,080
                                                  ======== ======== ===========
Exercise of common stock options in connection
 with waiver of payable to stockholder........... $    --  $    --  $    12,420
                                                  ======== ======== ===========
Purchase of equipment under capital leases....... $ 37,915 $  3,036 $       --
                                                  ======== ======== ===========
Deferred stock compensation from issuance of
 options......................................... $    --  $193,390 $15,535,497
                                                  ======== ======== ===========


   The accompanying notes are an integral part of these financial statements.

                                MEDIAPLEX, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. Business Activities and Summary of Significant Accounting Policies

 Nature of Business

   Mediaplex, Inc. provides technology-based advertising and marketing services for companies and advertising agencies that seek to optimize their internet marketing campaigns. The Company's service offerings include planning and execution of online media and marketing campaigns, proprietary third-party ad serving to advertisers, and tracking and reporting of an advertiser's return on investment ("ROI"), including evaluation of online transactions. The Company's technology-based services enable companies to deliver customized online advertising messages in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data.

 Reincorporation

   In August 1999, the Company's board of directors approved reincorporating in Delaware and changing its name to Mediaplex, Inc. In connection with the reincorporation, the Company authorized (i) an increase in the number of authorized shares of common stock to 150,000,000 and (ii) 10,000,000 shares of undesignated preferred stock. All share data and stock option plan information has been restated to reflect the reincorporation.

 Netranscend Software, Inc. Acquisition

   On March 25, 1999, the Company acquired Netranscend Software, Inc., a Java-based business automation solutions software company, for a non-interest bearing note payable of $430,000, due in four annual installments (Note 5) beginning on the first anniversary of the acquisition, and 1,979,000 shares of the Company's common stock with an estimated fair value of $1.29 per share. The Company incurred transaction costs of $68,231.

   The acquisition was accounted for using the purchase method of accounting. The aggregate purchase price of $2,993,906, together with $15,826 of net liabilities assumed, has been allocated based on the fair value of the assets acquired. Goodwill and intangible assets, consisting of proprietary technology, totaling $3,009,732 are being amortized over three years.

   The following unaudited pro forma results of operations reflect the combined results of the Company and Netranscend Software, Inc. for the fiscal years ended December 31, 1997, 1998 and 1999 and have been prepared as though the entities had been combined as of January 1, 1997, 1998 and 1999, respectively. The unaudited pro forma results do not reflect any nonrecurring charges that resulted directly from the transaction.

                                         1997          1998          1999
                                     ------------  ------------  ------------
                                                  (unaudited)
                                     ----------------------------------------
   Revenues......................... $    425,877  $  3,558,094  $ 26,405,120
   Net loss attributable to common
    stockholders.................... $ (2,124,951) $ (3,032,444) $ 36,192,111
   Net loss per share attributable
    to common stockholders--basic
    and diluted..................... $      (0.20) $      (0.30) $      (2.28)
   Weighted average shares used to
    compute net loss per share--
    basic and diluted...............   10,436,464    10,165,127    15,866,088

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                MEDIAPLEX, INC.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. The Company has cash equivalents and short-term investment policies that require placement of these funds in financial institutions evaluated as highly credit-worthy. The Company's credit risk is mitigated by the Company's ongoing credit evaluation of its customers' financial condition. The Company does not require collateral or other security to support accounts receivable and maintains an allowance for doubtful accounts. Four customers accounted for 76% of the outstanding accounts receivable at December 31, 1998. At December 31, 1999, one customer represented 12% of outstanding accounts receivable. One, two, and two customers accounted for 91%, 77%, and 22% of revenues for the years ended December 31, 1997, 1998 and 1999, respectively.

 Risks and Uncertainties

   The Company is subject to all of the risks inherent in an early stage company in the Internet advertising industry. These risks include, but are not limited to, a limited operating history, limited management resources, dependence upon consumer acceptance of the Internet, Internet-related security risks and the changing nature of the electronic commerce industry. The Company's operating results may be materially affected by the foregoing factors.

 Cash, Cash Equivalents, and Investments in Marketable Securities

   All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

   The Company's financial instruments include cash and cash equivalents, borrowings and accounts payable, and are carried at cost, which approximates their fair value due to their short-term maturities.

   The Company classifies its investments in marketable securities as available-for-sale. Accordingly, these investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Unrealized gains and losses at December 31, 1999 were insignificant. The Company recognizes gains and losses when securities are sold using the specific identification method. For the years ended December 31, 1997, 1998, and 1999, the Company did not recognize any material gains or losses upon the sale of securities.

   At December 31, 1999, cash and cash equivalents and short-term investments consist of the following:

                                                                     Cost
                                                                  -----------
   Cash and cash equivalents:
   Cash.......................................................... $(1,766,118)
     Money market funds..........................................   2,334,801
     Commercial papers...........................................  77,483,576
                                                                  -----------
                                                                  $78,052,259
                                                                  ===========
   Short-term investments:
     Commercial papers........................................... $ 9,912,500
                                                                  ===========

                                MEDIAPLEX, INC.

 Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are based on the straight-line method over the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

 Goodwill and Intangible Assets

   Goodwill and intangible assets consist of the excess of the purchase price paid over the value of identified intangible and tangible net assets resulting from the acquisition of Netranscend Software, Inc. Due to the rapid technological changes occurring in the Internet industry, the goodwill and intangible assets are amortized using the straight-line method over three years, the period of expected benefit. Valuation of goodwill and intangible assets is based on forecasted discounted cash flows and is reassessed periodically. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

 Impairment of Long-Lived Assets

   The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

 Revenue Recognition

   Revenues are generated primarily from fixed fees for campaign management services. Such revenues are recognized ratably as impressions are delivered over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivable is probable. Company obligations typically includes guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

   Amounts payable to third-party Web sites for providing advertising space are recorded as cost of revenues in the period the advertising impressions are delivered.

 Deferred Revenues

   Deferred revenues consist of advertising fees received or billed in advance of delivery of the advertisement.

 Research and Development Expenses

   Research and development expenses and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of Mediaplex's products and general release have substantially coincided. As a result, Mediaplex has not capitalized any software development costs.

                                MEDIAPLEX, INC.

 Advertising Expenses

   The Company expenses the cost of advertising and promoting its services as incurred. These costs are included in sales and marketing on the statements of operations. The Company has not incurred any advertising expenses to date.

 Stock-based Compensation

   The Company accounts for stock-based employee compensation arrangements under the intrinsic value method and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method, compensation cost is recognized based on the difference, if any, on the measurement date between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

   The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

   The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting periods of the related options.

 Income Taxes

   In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes are recognized for the differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax asset will not be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

 Net Loss Per Share

   Net loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share," and Staff Accounting Bulletin No. 98. Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding, while diluted net loss per share reflects the potential dilution that would occur if preferred stock had been converted and stock options and warrants had been exercised. Because of the Company's operating losses, common equivalent shares from stock options and warrants have been excluded from the computation of diluted net loss per share as their effect would be antidilutive.

 Comprehensive Income

   The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

                                MEDIAPLEX, INC.

 Segment Information

   The Company complies with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in a single business segment providing advertising campaign management services in the United States.

 Reclassifications

   Certain reclassifications have been made to the prior year's financial statements to conform with the current year presentation.

2. Recently Issued Accounting Standards

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2000. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe the adoption of this statement will have a material effect on the Company's financial position, results of operations or cash flows.

   In March 1998, the Accounting Standards Executive Committee ("ASEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should the capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows.

   In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not anticipate adoption of this statement to have a material effect on the Company's financial position, results of operations or cash flows.

   In November 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 100, Restructuring and Impairment Charges.' In December 1999, the SEC issued SAB No. 101, Revenue Recognition in Financial Statements.' SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying accounting principles generally accepted in the United States to certain revenue recognition issues. The Company does not anticipate that these SABs will have a material impact on its financial position, results of operations, or cash flows.

                                MEDIAPLEX, INC.

3. Balance Sheet Data

   Accounts receivable as of December 31, 1998 and 1999 are summarized as follows:

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
   Accounts receivable, net:
   Accounts receivable................................. $1,065,864  $11,234,321
     Less: Allowance for sales credits.................    (92,000)  (2,577,575)
     Less: Allowance for bad debts.....................    (37,367)  (1,027,118)
                                                        ----------  -----------
                                                          $936,497  $ 7,629,628
                                                        ==========  ===========

   Allowances for sales credits was $0, $126,103, and $3,327,019 for the years ended December 31, 1997, 1998 and 1999, respectively. Bad debt expense was $20,211, $17,156, and $1,038,380 for the years ended December 31, 1997, 1998 and 1999, respectively.

   Property and equipment as of December 31, 1998 and 1999 are summarized as follows:

                                                              December 31,
                                                           --------------------
                                                             1998       1999
                                                           --------  ----------
   Property and equipment, net:
     Computer equipment and software...................... $161,336  $4,021,324
     Furniture............................................    5,369     461,166
     Less: Accumulated depreciation.......................  (60,784)   (443,031)
                                                           --------  ----------
                                                           $105,921  $4,039,459
                                                           ========  ==========

   Depreciation and amortization expense related to property and equipment was $20,023, $54,810, and $457,471 for the years ended December 31, 1997, 1998 and
1999, respectively.

   Accrued liabilities as of December 31, 1998 and 1999 are summarized as follows:

                                                               December 31,
                                                            -------------------
                                                              1998      1999
                                                            -------- ----------
   Accrued liabilities:
     Accrued cost of revenues.............................. $293,590 $6,102,036
     Accrued cost for property and equipment...............      --   1,312,771
     Accrued legal fees....................................      --     310,112
     Accrued payroll-related costs.........................   24,090    724,932
     Other accrued liabilities.............................  105,536    772,589
                                                            -------- ----------
                                                            $423,216 $9,222,440
                                                            ======== ==========

                                MEDIAPLEX, INC.

4. Income Taxes

   The Company has incurred losses from inception through December 31, 1999. Management believes that, based on its history of losses and other factors, the weight of available evidence indicates it is more likely than not that the Company will not be able to realize its deferred tax assets. Thus, a full valuation reserve has been recorded at December 31, 1998 and 1999. The Company's net deferred tax asset is comprised as follows:

                                                            December 31,
                                                       ------------------------
                                                          1998         1999
                                                       -----------  -----------
   Net operating loss carryforwards................... $   896,000  $ 2,900,000
   Deferred stock compensation........................         --     2,509,000
   Allowances against accounts receivables............      55,000    1,544,000
   Deferred revenue...................................     205,000      466,000
   Other..............................................     (99,000)     165,000
                                                       -----------  -----------
                                                         1,057,000    7,584,000
   Less valuation allowance...........................  (1,057,000)  (7,584,000)
                                                       -----------  -----------
   Net deferred tax asset............................. $       --   $       --
                                                       ===========  ===========

   As of December 31, 1999, the Company has net operating loss carryforwards of approximately $6,790,000 and $6,674,000 for federal and state income tax purposes, respectively. The carryforwards will begin to expire in 2017 and 2012 for federal and state income tax purposes, respectively. For federal and state income tax purposes, a portion of the Company's net operating loss may be subject to certain limitations on annual utilization due to changes in ownership, as defined by federal and state tax laws. The amount of such limitations, if any, has not yet been determined.

   The components of income tax provision are as follows:

                                                             December 31,
                                                         ----------------------
                                                           1998        1999
                                                         ---------  -----------
   Deferred:
     Federal............................................ $ 445,000  $ 5,058,000
     State..............................................   130,000    1,469,000
                                                         ---------  -----------
       Total deferred...................................   575,000    6,527,000
   Change in valuation allowance........................  (575,000)  (6,527,000)
                                                         ---------  -----------
       Total............................................ $     --   $       --
                                                         =========  ===========

   The principal items accounting for the difference between income taxes computed at the U.S. statutory rate and the provision for income taxes are as follows:

                                                              December 31,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
   U.S. statutory rate.....................................  34.0%  34.0%  34.0%
   Permanent difference....................................  (0.3)  (9.8)  (9.6)
   Adjustment to increase valuation allowance.............. (33.7) (24.2) (25.0)
   Research and development credits........................   --     --     0.6
                                                            -----  -----  -----
                                                              --     --     --
                                                            =====  =====  =====

                                MEDIAPLEX, INC.

5. Notes Payable to Stockholders

   The Company's notes payable to stockholders consisted of the following:

                                                               December 31,
                                                             -----------------
                                                               1998     1999
                                                             -------- --------
   Note payable to stockholder.............................. $    --  $390,457
   Convertible note payable to stockholder, 6% per annum,
    due July 1999...........................................   64,569      --
   Convertible notes payable to stockholder, 6% per annum,
    due April 2000..........................................  232,161      --
   Convertible notes payable to stockholder, 6% per annum,
    due August 1999.........................................  150,000      --
   Notes payable to stockholders, 6% per annum, due August
    1999....................................................  125,000      --
                                                             -------- --------
     Total notes payable to stockholders....................  571,730  390,457
   Less current portion.....................................  339,569  110,000
                                                             -------- --------
                                                             $232,161 $280,457
                                                             ======== ========

   In connection with the Netranscend Software, Inc. acquisition in March 1999, the Company agreed to pay $430,000 as a part of the purchase consideration. This non-interest bearing note is payable over four years, with the first payment of $110,000 due on the first anniversary, $110,000 due on the second anniversary, $100,000 due on the third anniversary and $110,000 due on the fourth anniversary. The note payable has been recorded at $372,765, net of a discount. The discount will be amortized as interest expense over the four-year term of the note.

   In May 1998, the Company entered into two senior subordinated secured convertible promissory notes and two senior subordinated secured promissory notes with a stockholder. Under these agreements, the stockholder advanced to the Company a total of $275,000 bearing interest at the rate of 6% per annum. The unpaid principal and accrued interest were payable on August 1, 1999, but could be prepaid without penalty. In the event of any default, as defined in the agreement, the holder could convert the outstanding amount and accrued interest into preferred stock at the price that was applicable to preferred stock issued in the most recent round of financing. At December 31, 1998, the outstanding notes payable balance was $275,000. In May 1999, the Company paid $225,000 along with the accrued interest to the stockholder. In August 1999, the holder of the $50,000 note payable converted the note and the related accrued interest into 19,360 shares of Series C convertible preferred stock. At December 30, 1999, nothing remained outstanding.

   During 1996 and 1997, a founder of the Company purchased certain assets and incurred expenses on behalf of the Company (Note 8). In June 1997, $232,161 of the outstanding amount was converted into 4,643,228 shares of common stock at $0.05 per share. In April 1998, the Company repurchased the 4,643,228 shares from the founder at the original conversion price of $0.05 per share with a convertible promissory note payable. The note bore interest at the rate of 6% per annum, was due in April 2000, and was convertible into common stock at $0.05 per share. The Company recorded the difference between the conversion price of the note and the fair value of the common stock, or the beneficial conversion feature, on the date the note was issued as additional interest expense. In March 1999, this outstanding promissory note payable was converted into 4,643,228 shares of common stock at $0.05 per share.

   A law firm affiliated with a stockholder performed legal services for the Company during 1996 and 1997. In July 1997, the Company issued a convertible note payable to the law firm for $64,569 for these services. This note bore interest at a rate of 6% per annum, and had a due date of July 1999. In March 1999, the Company converted the outstanding amount and accrued interest of $6,458 into 947,009 shares of common stock at $0.075 per share. The law firm subsequently transferred the shares to the stockholder.

                                MEDIAPLEX, INC.

   The Company incurred interest expense of $17,015 and $17,692 for the years ended December 31, 1998 and 1999, respectively, in connection with the notes payable to stockholders.

6. Commitments and Contingencies

 Lease Agreements

   The Company leases office space under noncancelable operating lease agreements that expire in 2002. The terms of the leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

   Future minimum lease payments under noncancelable operating leases as of December 31, 1999 are as follows:

   Year Ended December 31,
   -----------------------
   2000............................................................. $2,117,713
   2001.............................................................  2,158,898
   2002.............................................................  2,015,905
   2003.............................................................  1,648,598
   2004.............................................................  1,203,296
                                                                     ----------
                                                                     $9,144,410
                                                                     ==========

   Rent expense was $41,555 , $92,550, and $629,653 for the years ended December 31, 1997, 1998, and 1999, respectively.

 Severance Payments

   The Company has entered into employment agreements under which certain employees would be entitled to receive severance payments totaling $825,000 if their employment were terminated under defined conditions. As of December 31, 1999, none of these conditions have been met.

 Legal Proceedings

   From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

7. Stockholders' Equity

 Common Stock

   The Company is authorized to issue 40,000,000 shares of common stock. In August 1999, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock to 150,000,000 shares.

   In November 1999, the Company completed a public offering of 6,900,000 shares of common stock generating proceeds of $75,445,138, net of issuance costs of $7,354,862.

   The Company recognizes stock-based compensation upon the issuance of common stock for less than the deemed fair market value and upon the issuance of common stock in exchange for services. Accordingly, the

                                MEDIAPLEX, INC.

Company recorded stock-based compensation of $11,000, $151,427, and $251,938 for the years ended December 31, 1997, 1998 and 1999, respectively.

 Convertible Preferred Stock

   The Company is authorized to issue 10,000,000 shares of preferred stock. In 1999, the Company issued 1,206,000 shares as Series A preferred stock, 4,775,000 shares as Series B preferred stock and 4,000,000 shares as Series C preferred stock. All outstanding preferred stock was converted into the Company's common stock on November 19, 1999, upon the completion of the initial public offering.

   In August 1999, the Company recorded a preferred dividend of $14,360,000 which represents the difference between the deemed fair value of the Company's common stock and the purchase price of $3.59 per share of the Series C convertible preferred stock.

 Warrants

   In January 1999, the Company issued a warrant to an employee to purchase 500,000 shares of common stock at $0.50 per share. The warrant became exercisable only upon completion of certain milestones that were primarily related to achievement of certain levels of earned revenues.

   As of December 31, 1999, all milestones were completed and the warrant to purchase 500,000 shares became exercisable. Accordingly, the Company recorded compensation expense in the amount of $2,040,000 based on the difference between the exercise price and the fair value of the Company's common stock on the date the milestones were met.

   In June 1999, in connection with services provided related to the issuance of Series B preferred stock, the Company granted warrants to two non-employees, exercisable for 275,000 and 100,000 shares of common stock at exercise prices of $2.00 per share and $0.50 per share, respectively. The warrants are exercisable by the holder at any time until June 2002. The holder of the warrant is not entitled to any voting rights. The fair value of the warrants calculated using Black-Scholes model was $432,354 and has been included in the offering costs of the Series B convertible preferred stock.

 1997 Stock Plan

   The Company's 1997 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights.

   In November 1998, the Company granted options to purchase 505,667 shares of common stock with exercise prices ranging from $0.05 to $0.50 to both former and current employees for services previously rendered under the 1997 Stock Plan. The options granted to former employees were immediately exercisable until February 1999. At December 31, 1998, 347,063 shares were exercisable. For those options granted to current employees, the Company recorded $193,390 in deferred stock compensation for the difference between the exercise price and the assumed fair value of the common stock at the measurement date. For the years ended December 31, 1998 and 1999, the Company recorded stock compensation charge of $140,019 and $35,454, respectively.

   The Company recorded the fair value for the options granted to former employees as stock-based compensation expense of $286,079 in 1998. The fair value of the options granted to the former employees was determined using a Black-Scholes option-pricing model using a weighted average risk-free rate of 4.65%, weighted average expected life of three months and price volatility of 103%. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so.

   Options generally become exercisable in equal increments over a four-year vesting period and expire at the end of ten years from the date of grant, or sooner if terminated by the Board of Directors.

                                MEDIAPLEX, INC.

 The Amended and Restated 1999 Stock Plan

   In February 1999, the Company adopted the 1999 Stock Plan (the "1999 Plan"). Options granted under the 1999 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees, directors and consultants. The Company originally reserved 9,000,000 shares of common stock for issuance under the 1999 Plan. The 1999 Plan was amended in August 1999, raising the number of shares reserved for issuance to 12,000,000. Commencing January 1, 2000, the number of shares reserved for issuance under the 1999 Plan will be increased by an amount equal to the least of (a) 1,000,000 shares, (b) 4% of the outstanding shares or (c) an amount determined by our board of directors.

   In the case of ISOs granted to an employee who, at the time of the option was granted, owns stock representing more than 10% of the voting power of all classes of stock, the term of the option cannot exceed five years. The exercise price of an ISO or NSO may not be less than 100% or 85%, respectively, of the estimated fair value of the underlying stock on the date of grant and the exercise price of an ISO or NSO granted to a 10% shareholder may not be less than 100% of the estimated fair value of the underlying stock on the date of grant. Options generally become exercisable in equal increments over a four-year vesting period and expire at the end of ten years from the date of grant, or sooner if terminated by the Board of Directors.

   For the year ended December 31, 1999, the Company recorded stock compensation charge of $9,748,105 in connection with stock option grants to employees and $5,787,392 of stock compensation charge related to options granted to non-employees. The deferred stock compensation charge of $15,535,497 will be amortized over the vesting periods of the related stock options through 2003. The fair value of the options granted to the non-employees were determined using Black-Scholes option-pricing model using a weighted average risk-free rate of 4.60%, a weighted average expected life of 1.5 years and price volatility of 77%. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so. The stock options to non-employees require the Company to account for them under variable accounting pronouncements which requires remeasurement of the deferred expense for the unvested portion of the options each interim period based on the then fair value of the Company's common stock.

   The following table summarizes option activity through December 31, 1999:

                                                 Options Outstanding
                                     ---------------------------------------------
                                                                          Weighted
                           Shares                                         Average
                         Available   Number of    Exercise    Aggregate   Exercise
                         For Grants   Shares       Price        Price      Price
                         ----------  ---------  ------------ -----------  --------
Shares authorized under
 the 1997 plan..........    505,667        --
Granted.................   (505,667)   505,667  $0.05-$ 0.50 $    35,685   $0.07
                         ----------  ---------  ------------ -----------   -----
Balance, December 31,
 1998...................        --     505,667  $0.05-$ 0.50      35,685   $0.07
Shares authorized under
 the 1999 plan.......... 12,000,000        --
Granted................. (9,659,721) 9,659,721  $0.50-$67.88  11,024,078   $1.14
Cancelled...............    244,135   (244,135) $0.50-$ 8.00    (561,258)  $2.30
Exercised...............        --    (439,357) $0.05-$ 3.25    (371,130)  $0.84
                         ----------  ---------  ------------ -----------   -----
Balance, December 31,
 1999...................  2,584,414  9,481,896  $0.05-$67.88 $10,127,375   $1.07
                         ==========  =========  ============ ===========   =====

                                MEDIAPLEX, INC.

   The following table summarizes information for stock options outstanding at December 31, 1999:

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average
                                       Remaining  Weighted             Weighted
           Range                      Contractual Average              Average
        of Exercise         Number       Life     Exercise   Number    Exercise
           Prices         Outstanding   (Years)    Price   Exercisable  Price
        -----------       ----------- ----------- -------- ----------- --------
   $0.05-$0.50...........  8,099,958      9.2      $  .49   5,397,903   $0.49
   $1.80-$3.25...........  1,019,538      9.6      $ 2.88      91,521   $2.59
   $6.50-$12.00..........    355,500      9.9      $ 8.29         --      --
   $32.50-$67.88.........      6,900      9.9      $41.77         --      --
                           ---------                        ---------
                           9,481,896                        5,489,424
                           ---------                        ---------

   For the years ended December 31, 1997, 1998 and 1999, the Company recorded stock compensation expenses, resulting from issuance of common stock, of $11,000, $151,427 and $251,938, respectively. In connection with issuance of warrants, the Company recorded stock compensation expenses of $2,040,000 for the year ended December 31, 1999. For the years ended December 31, 1998 and 1999, the Company recorded stock compensation expenses, resulting from option granted under 1997 Stock Plan, of $426,098 and $35,454, respectively. In connection with stock option grants made under the Amended and Restated 1999 Stock Plan, the Company recorded total stock compensation of $9,032,714 for the year ended December 31, 1999.

   Under SFAS No. 123, the Company is required to calculate the pro forma fair market value of options granted to employees and report the impact that would result from recording the compensation expense. The fair value of option grants has been estimated on the date of grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of 5.14%, a weighted average expected life of 3 years, and a price volatility of 118%. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so.

   The weighted average expected life was calculated based on the vesting period and the expected life at the date of grant. The risk-free interest rate was calculated based on rates prevailing during the grant periods and expected lives of options at the date of grants.

   The weighted average fair values of options granted to employees for the year ended December 31, 1999 was $1.70.

   Had compensation expenses for option grants to employees been determined under SFAS No. 123 the Company's net loss would have been as follows:

                                              Year Ended December 31,
                                        --------------------------------------
                                           1997         1998          1999
                                        -----------  -----------  ------------
   Net loss attributable to common
    stockholders--as reported.......... $(1,117,366) $(2,019,212) $(36,174,527)
   Net loss attributable to common
    stockholders--SFAS No. 123
    adjusted........................... $(1,117,366) $(2,019,212) $(38,364,527)
   Net loss per share--basic and
    diluted as reported................ $     (0.13) $     (0.25) $      (2.34)
   Net loss per share--basic and
    diluted SFAS No. 123 adjusted...... $     (0.13) $     (0.25) $      (2.49)
   Antidilutive securities including
    options, warrants and convertible
    preferred stock not included in
    historical net loss per share
    calculations.......................         --       505,667    10,356,896

                                MEDIAPLEX, INC.

   The pro forma net loss disclosures made above are not necessarily representative of the effects on pro forma net income (loss) for future years as options typically vest over several years and additional option grants are expected to be made in future years.

8. Related Party Transactions

   In relation to the related party obligations discussed in Note 5, the Company had the following related party balances as of December 31, 1998.

   Payables to stockholders........................................... $ 71,781
   Payables to founders...............................................   67,920
                                                                       --------
     Total payables to stockholders................................... $139,701
                                                                       --------

   In June 1999, the Company entered into an agreement with a former employee and stockholder, under which the stockholder will receive commissions on the net proceeds (defined as gross revenue minus associated costs) generated from certain customers. The agreement expires in July 2000. The Company expensed $680,000 during 1999 related to this agreement.

   In January 1999, the Company converted $12,420 of the payables to founders into 200,000 shares of common stock in connection with the founder's exercise of stock options.

   In May 1998, the Company entered into a sublease agreement, on a month-to-month basis, for office space with a stockholder, who was the original tenant of the office space. The Company paid $41,000 and $79,753 during the years ended December 31, 1998 and 1999, respectively, to the stockholder.

   During 1996 and 1997, founders of the Company purchased certain assets and incurred expenses on behalf of the Company for a total of $274,661. In June 1997, $232,161 of the outstanding amount was converted into common stock (see
Note 5). During 1997 and 1998, $12,830 and $11,750 was paid back to the founders, respectively. In 1998, a founder advanced the Company $50,000, which the Company repaid in 1999.

   The Company incurred expenses of $66,546 and $196,611 for the years ended December 31, 1997 and 1998, respectively, in connection with legal and consulting services performed by a law firm affiliated with a stockholder.

9. Employee Benefit Plan

   The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit). All amounts contributed by participants and earnings on these contributions are fully vested at all times. To date, the Company has not made discretionary contributions under the 401(k) Plan.

10. Employee Stock Purchase Plan

   In August 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") effective on the date of the Company's initial public offering. The Company has reserved 400,000 shares for issuance there under. Employees generally will be eligible to participate in the Purchase

                                MEDIAPLEX, INC.

Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not 5% or greater stockholders. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 10% of their compensation subject to certain maximum purchase limitations. The Purchase Plan will be implemented in a series of overlapping twenty-four month offering periods beginning on the effective date of the Company's initial public offering. Subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Purchases will occur on each April 30 and October 31 (the "purchase dates") during each participation period. Under the Purchase Plan, eligible employees will be granted an option to purchase shares of common stock at a purchase price equal to 85% of the fair market value per share of common stock on either the start date of the offering period or the end date of the offering period, whichever is less. If the fair market value of the common stock at the end of the purchase period is lower than the fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the offering period immediately following.

11. Subsequent Events

   In March 2000, the Company filed on Form S-8, registering 1997 Stock Plan, 1999 Amended and Restated Plan and 1999 Employee Stock Purchase Plan.

   In March 2000, the Company granted options to purchase 20,000 shares to an advisory board member. The Company will record stock compensation expenses on these options using variable accounting method.

   In March 2000, the Company granted options to purchase 293,385 shares to an officer. The Company will record deferred stock compensation of $18.1 million in connection with these grants. In addition, the Company gave a loan of $1,000,000, which will be forgiven upon expiration of four years from the date of employment. In the event the Company terminates the employment for cause or the officer voluntarily leaves the employment, the officer shall be responsible to pay the remaining balance of the loan at the time of the termination, including interest on the remaining principal, at the rate of 6%.

   In March 2000, the Company paid $157,500 in severance fees to a former officer. In addition the Company accelerated vesting for this former officer to purchase 125,000 shares within 30 days of the effective date at $3.25 per share. The accelerated vesting is subject to approval of the Board of Directors. The Company will record stock compensation expense of $8.4 million, resulting from the acceleration.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

   To the Board of Directors and Stockholders of Mediaplex, Inc.

   Our report on the financial statements of Mediaplex, Inc. is included on page F-2 of this Registration Statement on Form S-1. In connection with our audits of such financial statements, we have also audited the financial statement schedule listed on page F-23 of this Registration Statement on Form S-1.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


PRICEWATERHOUSECOOPERS LLP

San Francisco, CA
January 21, 2000

                                                                    SCHEDULE II

                                MEDIAPLEX, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE
                                        AT     ADDITIONS
                                     BEGINNING CHARGED TO            BALANCE AT
                                        OF     COSTS AND               END OF
DESCRIPTION                           PERIOD    EXPENSES  DEDUCTIONS   PERIOD
-----------                          --------- ---------- ---------- ----------
1997:
 Allowances deducted from accounts
  receivable:
  Allowances for sales credits...... $     --  $       --  $     --  $       --
  Allowance for doubtful accounts...       --      20,211        --      20,211
                                     --------  ----------  --------  ----------
    Total........................... $     --  $   20,211  $     --  $   20,211
                                     ========  ==========  ========  ==========

1998:
 Allowances deducted from accounts
  receivable:
  Allowances for sales credits...... $     --  $  126,103  $ 34,103  $   92,000
  Allowance for doubtful accounts...   20,211      17,156        --      37,367
                                     --------  ----------  --------  ----------
    Total........................... $ 20,211  $  143,259  $ 34,103  $  129,367
                                     ========  ==========  ========  ==========

1999:
 Allowances deducted from accounts
  receivable:
  Allowances for sales credits...... $ 92,000  $3,327,019  $841,444  $2,577,575
  Allowance for doubtful accounts...   37,367   1,038,380    48,629   1,027,118
                                     --------  ----------  --------  ----------
    Total........................... $129,367  $4,365,399  $890,073  $3,604,693
                                     ========  ==========  ========  ==========

                              [LOGO OF MEDIAPLEX]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting discount payable by Mediaplex in connection with the offer and sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

     SEC registration fee............................................. $108,537
     NASD filing fee..................................................   30,500
     Nasdaq National Market listing fee...............................   17,500
     Printing and engraving costs.....................................   70,000
     Legal fees and expenses..........................................  200,000
     Accounting fees and expenses.....................................  120,000
     Blue Sky fees and expenses.......................................    5,000
     Transfer agent and registrar fees................................   10,000
     Miscellaneous expenses...........................................   38,463
                                                                       --------
       Total.......................................................... $600,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   Article VI of the Registrant's Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

   The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the Registrant has issued unregistered securities to a limited number of entities and persons as described below:

     (a) From March 1, 1997 to February 29, 2000, the Registrant issued and sold common stock to various entities and persons at per share purchase prices, as follows:

       (1) During 1997, the Registrant issued and sold 220,000 shares and 995,338 shares to non-employee investors at a purchase price of $0.05 per share and $0.50 per share, respectively;

       (2) In June 1997, the Registrant issued a convertible promissory note to Michael Schwartz in payment for past services rendered, which was converted into 4,643,228 shares at a conversion rate of $0.05 per share in June 1997. In April 1998, the Registrant repurchased these shares, and issued in exchange a convertible promissory note to Michael Schwartz. In July 1998, Michael Schwartz transferred these shares to Raifman & Edwards, LLP. In March 1999, Raifman & Edwards converted the principal and interest of this note into 4,643,228 shares at a conversion rate of $0.05 per share;

       (3) In July 1997, the Registrant issued a convertible promissory note to Raifman & Edwards, LLP, in payment for past services rendered, which in March 1999 was converted into 947,009 shares at a conversion rate of $0.075 per share;

       (4) In February 1998, the Registrant issued and sold to non-employee investors 76,000 shares at a purchase price of $0.50 per share;

       (5) In June 1998, the Registrant issued and sold to a former employee, Joshua Grant, 232,290 shares at a purchase price of $0.65 per share;

       (6) In January and March 1999, the Registrant issued and sold to an employee, Jay Goodman, 13,333 shares and to a non employee, Seth Harmon, 10,000 shares, in payment for past services rendered at prices of $1.13 and $1.29 per share, respectively; and

       (7) In January 1999, the Registrant, in exchange for services rendered, issued and sold to Glenn Argenbright, an employee, 200,000 shares for a purchase price of $0.62 per share under our 1997 Stock Plan.

     (b) From March 1, 1997 to February 29, 2000, the Registrant issued to certain of its employees, officers, directors and consultants options to purchase an aggregate of 10,339,488 shares of common stock of the Registrant, at exercise prices ranging from $0.05 per share to $102.00 per share, pursuant to the Registrant's 1997 Stock Plan and 1999 Stock Plan, and Amended and Restated 1999 Stock Plan.

     (c) From March 1, 1997 to February 29, 2000, the Registrant issued an aggregate of 569,107 shares of common stock to employees, directors and consultants of the Registrant upon the exercise of options at exercise prices ranging from $0.05 to $3.25 per share.

     (d) On January 11, 1999, the Registrant issued to Timothy Favia, an employee, a warrant to purchase an aggregate of 500,000 shares of common stock at an exercise price of $0.50 per share.

     (e) On January 26, 1999, the Registrant issued and sold an aggregate of 1,206,000 shares of Series A preferred stock to 37 investors at a purchase price of $1.25 per share or an aggregate purchase price of $1,507,500.

     (f) On March 25, 1999, the Registrant issued and sold an aggregate of 1,979,000 shares of common stock valued at $1.31 per share to Ruiqing Jiang in connection with the Registrant's acquisition of Netranscend Software, Inc., of which Mr. Jiang was the sole shareholder.

     (g) On June 15, 1999, the Registrant issued and sold an aggregate of 4,500,000 shares of Series B preferred stock to 36 investors at a purchase price of $2.00 per share, or an aggregate purchase price of $9,000,000.

     (h) On June 15, 1999, the Registrant issued to Retail Ventures International, Inc. and Zeron Capital, Inc. warrants to purchase 150,000 shares and 125,000 shares of Series B preferred stock at an exercise price of $2.00 per share.

     (i) On June 15, 1999, the Registrant issued to Retail Ventures International, Inc. a warrant to purchase an aggregate of 100,000 shares of common stock at an exercise price of $0.50 per share.

     (j) On August 6, 1999, the Registrant issued and sold an aggregate of 4,000,000 shares of Series C preferred stock to 14 investors at a purchase price of $3.59 per share, or an aggregate purchase price of $14,360,000.

   The issuances described in paragraphs (a) (1) through (6) and (d) through
(j) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The sales of securities described in paragraphs a(7), (b) and (c) above were deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The issuance of warrants to purchase stock described in paragraphs (h) and (i) above did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in Section 2(3) of the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number
 -------
  1.1    Form of Underwriting Agreement.
  2.1*   Agreement and Plan of Reorganization between Registrant, Netranscend
         Software, Inc. and Ruiqing "Barclay" Jiang, dated March 8, 1999.
  3.1*   Form of the Amended and Restated Certificate of Incorporation of the
         Registrant to be in effect after the closing of the offering made under this Registration Statement.
  3.2*   Form of the Amended and Restated Bylaws of the Registrant to be in
         effect after the closing of the offering made under this Registration
         Statement.
  4.1*   Warrant to purchase 500,000 shares of Common Stock of the Registrant, dated January 11, 1999,held by Timothy Favia.
  4.2*   Warrant to purchase 100,000 shares of Common Stock of the Registrant, dated June 15, 1999, held by Retail Ventures International, Inc.
  4.3*   Warrant to purchase 150,000 shares of Series B Preferred Stock of the
         Registrant, dated June 15, 1999 ,held by Retail Ventures
         International, Inc.
  4.4*   Warrant to purchase 125,000 shares of Series B Preferred Stock of the
         Registrant, dated June 15, 1999,held by Zeron Capital, Inc.
  4.5*   Specimen Common Stock Certificate.
  5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2*   Amended and Restated 1999 Stock Plan and form of agreements thereunder.
 10.3*   1999 Employee Stock Purchase Plan and form of agreements thereunder.
 10.4*   1997 Stock Plan and form of agreements thereunder.
 10.5*   Basic Lease Agreement, First Amendment and Basic Lease Information
         thereto, between R&E Holdings, LLC and Persis Corporation and BidCom,
         Inc., dated September 24, 1999,February 1, 1997 and July 31, 1998, respectively.
 10.6*   Sublease, dated July 9, 1999, with Telocity, Inc.
 10.7*   Employment Agreement with Gregory R. Raifman, dated February 19, 1999.

Exhibit
Number
10.8*    Employment Agreement with Jon L. Edwards, dated February 19, 1999.
10.9*    Employment Agreement with Walter Haefeker, dated February 19, 1999.
10.10*   Employment Agreement with Ruiqing "Barclay" Jiang, dated March 24, 1999.
10.11*   Employment Agreement with Sandra L. Abbott, dated August 6, 1999.
10.12**  Employment Agreement with Michael E. Stanek, dated March 7, 2000.
10.13**  Employment Agreement with Brian Powley, dated September 21, 1999.
10.14+*  Technology Integration and Services Agreement between the Registrant and DoubleClick, Inc., dated July 22, 1999, and Letter Amendment, dated November 17, 1999.
10.15*   Developer Package Agreement, dated July 26, 1999, between the Registrant and SAP Labs, Inc.
10.16*   Memorandum of Understanding, dated September 22, 1999, between the Registrant and
         Ariba Technologies, Inc.
10.17*   Letter Agreement, dated September 23, 1999, between the Registrant and OTP Software, Inc.
10.18*   Letter Agreement, dated May 20, 1999, between the Registrant and Icon Medialab Inc.
10.19*   Letter Agreement, dated August 5, 1999, between the Registrant and Across Media Networks, L.L.C.
10.20*   Shareholders' Rights Agreement, dated July 30, 1999.
10.21*   First Amendment to Lease, dated October 18, 1999, and Lease Agreement, dated September 8, 1999, by and between the Registrant and 188 Embarcadero Associates, L.P.
23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2**   Consent of Counsel (see Exhibit 5.1).
24.1**   Power of Attorney.
27.1     Financial Data Schedule.

--------
* Incorporated by reference to Mediaplex's Registration Statement on Form S-1 (File No. 333-86459) declared effective on November 19, 1999.

** Previously filed.
+ Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 20th day of March, 2000.

                                          MEDIAPLEX, INC.

                                                  /s/ Gregory R. Raifman
                                          By: _________________________________
                                                    Gregory R. Raifman
                                               Chairman and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Gregory R. Raifman           Chairman and Chief           March 20, 2000
______________________________________  Executive Officer
          Gregory R. Raifman            (Principal Executive
                                        Officer)

                  *                    Senior Vice President and    March 20, 2000
______________________________________  Chief Financial Officer
          Michael E. Stanek             (Principal Accounting
                                        Officer)

                  *                    President and Director       March 20, 2000
______________________________________
            Jon L. Edwards

                  *                    Director                     March 20, 2000
______________________________________
       Lawrence D. Lenihan, Jr.

                  *                    Director                     March 20, 2000
______________________________________
           Peter S. Sealey

                  *                    Director                     March 20, 2000
______________________________________
          A. Brooke Seawell

                  *                    Director                     March 20, 2000
______________________________________
           James DeSorrento

       /s/ Gregory R. Raifman                                       March 20, 2000
*By: _________________________________
          Gregory R. Raifman
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1    Form of Underwriting Agreement.
  2.1*   Agreement and Plan of Reorganization between Registrant, Netranscend
         Software, Inc. and Ruiqing "Barclay" Jiang, dated March 8, 1999.
  3.1*   Form of the Amended and Restated Certificate of Incorporation of the
         Registrant to be in effect after the closing of the offering made under this Registration Statement.
  3.2*   Form of the Amended and Restated Certificate of Incorporation of the
         Registrant to be in effect after the closing of the offering made under this Registration Statement.
  4.1*   Warrant to purchase 500,000 shares of Common Stock of the Registrant, dated January 11, 1999, held by Timothy Favia.
  4.2*   Warrant to purchase 100,000 shares of Common Stock of the Registrant, dated June 15, 1999, held by Retail Ventures International, Inc.
  4.3*   Warrant to purchase 150,000 shares of Series B Preferred Stock of the
         Registrant, dated June 15, 1999, held by Retail Ventures
         International, Inc.
  4.4*   Warrant to purchase 125,000 shares of Series B Preferred Stock of the
         Registrant, dated June 15, 1999, held by Zeron Capital, Inc.
  4.5*   Specimen Common Stock Certificate.
  5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2*   Amended and Restated 1999 Stock Plan and form of agreements thereunder.
 10.3*   1999 Employee Stock Purchase Plan and form of agreements thereunder.
 10.4*   1997 Stock Plan and form of agreements thereunder.
 10.5*   Basic Lease Agreement, First Amendment and Basic Lease Information
         thereto, between R&E Holdings, LLC and Persis Corporation and BidCom,
         Inc., dated September 24, 1999, February 1, 1997 and July 31, 1998,
         respectively.
 10.6*   Sublease, dated July 9, 1999, with Telocity, Inc.
 10.7*   Employment Agreement with Gregory R. Raifman, dated February 19, 1999.
 10.8*   Employment Agreement with Jon L. Edwards, dated February 19, 1999.
 10.9*   Employment Agreement with Walter Haefeker, dated February 19, 1999.
 10.10*  Employment Agreement with Ruiqing "Barclay" Jiang, dated March 24,
         1999.
 10.11*  Employment Agreement with Sandra L. Abbott, dated August 6, 1999.
 10.12** Employment Agreement with Michael E. Stanek, dated March 7, 2000.
 10.13** Employment Agreement with Brian Powley, dated September 21, 1999.
 10.14+* Technology Integration and Services Agreement between the Registrant and DoubleClick, Inc., dated July 22, 1999, and Letter Amendment, dated November 17, 1999.
 10.15*  Developer Package Agreement, dated July 26, 1999, between the
         Registrant and SAP Labs, Inc.
 10.16*  Memorandum of Understanding, dated September 22, 1999, between the
         Registrant and Ariba Technologies, Inc.
 10.17*  Letter Agreement, dated September 23, 1999, between the Registrant and
         OTP Software, Inc.
 10.18*  Letter Agreement, dated May 20, 1999, between the Registrant and Icon
         Medialab Inc.

10.19*  Letter Agreement, dated August 5, 1999, between the Registrant and Across Media Networks, L.L.C.
10.20*  Shareholders' Rights Agreement, dated July 30, 1999.
10.21*  First Amendment to Lease, dated October 18, 1999, and Lease Agreement, dated September 8, 1999, by and between the Registrant and 188 Embarcadero Associates, L.P.
23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2**  Consent of Counsel (see Exhibit 5.1).
24.1**  Power of Attorney.
27.1    Financial Data Schedule.

--------
  * Incorporated by reference to Mediaplex's Registration Statement on Form S-1 (File No. 333-86459) declared effective on November 19, 1999.

 ** Previously filed.
  + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.